As filed with the Securities and Exchange Commission on September 9, 1998
                                                   Registration No. 333-62315

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------
                                AMENDMENT NO. 1
                                       to
                                    FORM SB-2
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                                ----------------

                       INTERNATIONAL FAST FOOD CORPORATION
             (Exact Name of Registrant as Specified in its Charter)
                                ----------------

            Florida                              5812                        65-0302338
(State or Other Jurisdiction of      (Primary Standard Industrial         (I.R.S. Employer
 Incorporation or Organization)       Classification Code Number)        Identification No.)

                                ----------------
                          1000 Lincoln Road, Suite 200
                           Miami Beach, Florida 33139
                                 (305) 531-5800
   (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                    Registrant's Principal Executive Office)
                                ----------------
                                Mitchell Rubinson
                Chairman of the Board and Chief Executive Officer
                       International Fast Food Corporation
                          1000 Lincoln Road, Suite 200
                           Miami Beach, Florida 33139
                                 (305) 531-5800
    (Name, Address, Including Zip Code, and Telephone Number, Including Area
                           Code, of Agent for Service)
                                ----------------
                          Copies of Communications to:
                               Gary Epstein, Esq.
                             Greenberg Traurig, P.A.
                              1221 Brickell Avenue
                              Miami, Florida 33131
                            Telephone: (305) 579-0500
                            Facsimile: (305) 579-0717
                                ----------------

     Approximate date of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.[X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.[ ]

                                ----------------

                                                  CALCULATION OF REGISTRATION FEE
------------------------------------------------------------------------------------------------------------------------------------
                                                              Proposed Maximum
      Title of Each Class of            Amount to be          Offering Price             Proposed Maximum            Amount of
    Securities to be Registered          Registered           Per Security(3)           Aggregate Offering        Registration Fee
                                                                                             Price(3)                   (4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value(1).         48,957,143 (2)             $ .74                  $ 39,016,886                $ 11,511
------------------------------------------------------------------------------------------------------------------------------------

(1) Includes shares of Common Stock issuable upon conversion of $27,536,000 aggregate stated principal amount at maturity of 11% Convertible Senior
     Subordinated Discount Notes due 2007 to be sold by certain selling shareholders and shares of Common Stock currently outstanding to be sold by certain selling shareholders.

(2) Includes an additional 9,120,000 shares of Common Stock which are included in this Amendment No. 1 to form SB-2 Registration Statement.

(3) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) based on the last reported trade as published by the NASD
     OTC Bulletin Board (the "OTC BB") on September 4, 1998.


(4) Includes $9,520 paid by wire transfer on August 27, 1998, the date of filing this Registration Statement, for 39,837,143 shares of Common Stock.



                                ----------------

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration
Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
================================================================================

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been fild with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.


                  PRELIMINARY PROSPECTUS, DATED SEPTEMBER 9, 1998
                              SUBJECT TO COMPLETION

                       INTERNATIONAL FAST FOOD CORPORATION
                        48,957,143 Shares of Common Stock

                              --------------------

         This Prospectus is being used in connection with the offering (the "Offering") from time to time of up to 48,957,143 shares (the "Shares") of common stock, $0.01 par value per share (the "Common Stock"), of International Fast Food Corporation, a Florida corporation (the "Company"), by certain shareholders of the Company (the "Selling Shareholders"). See "Selling Shareholders."

         The Company has been advised by the Selling Shareholders that the Shares may be offered by the Selling Shareholders from time to time on terms to be determined at the time of sale, in transactions in the over-the-counter market, in negotiated transactions, or by a combination of these methods, at fixed prices that may be changed, at market prices prevailing at the time of the sale, at prices related to such market prices or at negotiated prices. The Selling Shareholders may effect such transactions by selling the Shares to or through securities broker-dealers or other agents, and such broker-dealers or other agents may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholders and/or purchasers of the Common Stock for whom such broker-dealers may act as agent or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). See "Plan of Distribution." The Selling Shareholders and any brokers, dealers or agents through whom sales of Common Stock are made may be deemed "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and any profits realized by them on the sale of Common Stock may be considered to be underwriting compensation. Neither the Company nor the Selling Shareholders can presently estimate the amount of commissions or discounts, if any, that will be paid by the Selling Shareholders in connection with their sale of the Shares from time to time.

         The Company is not selling any of the shares of Common Stock offered hereby and will not receive any of the proceeds from the sales of Common Stock by the Selling Shareholders. The Company has agreed to bear all of the expenses in connection with the registration and sale of the Shares offered hereby by the Selling Shareholders (other than underwriting discounts and selling commissions). The Company has also agreed to indemnify the Selling Shareholders against certain liabilities, including liabilities under the Securities Act.


         The Common Stock is listed on the NASD OTC Bulletin Board under the symbol "IFFC."

         Information concerning the Selling Shareholders may change from time to time and will be set forth in supplements to this Prospectus.

                              --------------------

        THE SECURITIES OFFERED HEREBY ARE SPECULATIVE AND INVOLVE A HIGH
            DEGREE OF RISK AND SHOULD NOT BE PURCHASED BY INVESTORS
            WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENTS.
                    SEE "RISK FACTORS" COMMENCING ON PAGE 11.

                            -------------------------

          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
         COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR
          ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
             ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
                         CONTRARY IS A CRIMINAL OFFENSE.
                            -------------------------

              The date of this Prospectus is September 9, 1998

                               PROSPECTUS SUMMARY

         THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO, AND SHOULD BE READ IN CONJUNCTION WITH, THE MORE DETAILED INFORMATION AND FINANCIAL DATA, INCLUDING THE FINANCIAL STATEMENTS AND THE NOTES THERETO APPEARING ELSEWHERE IN THIS PROSPECTUS. UNLESS THE CONTEXT OTHERWISE REQUIRES, REFERENCES TO THE "COMPANY" SHALL MEAN INTERNATIONAL FAST FOOD CORPORATION, A FLORIDA CORPORATION ("IFFC"), AND ITS PRINCIPAL SUBSIDIARIES, INTERNATIONAL FAST FOOD POLSKA SP.ZO.O. ("IFFP") AND KROLEWSKA PIZZA SP.ZO.O. ("KP"), BOTH OF WHICH ARE LIMITED LIABILITY COMPANIES IN POLAND, AND ALL OF THE SUBSIDIARIES THEREOF, INCLUDING KP'S WHOLLY OWNED SUBSIDIARY PIZZA KING POLSKA SP.ZO.O. ("PKP"), A POLISH LIMITED LIABILITY COMPANY.

                                   The Company

         The Company, which was incorporated in December 1991 as a Florida corporation, has (subject to certain exceptions) the exclusive rights to develop franchised Burger King restaurants and Domino's Pizza stores in the Republic of Poland. The Company, which has operated restaurants in Poland since 1992, currently operates ten Burger King restaurants and ten Domino's stores. The Burger King restaurants and the majority of the Domino's stores are similar to their respective U.S. versions and are developed to the strict corporate standards set out in the respective development agreements and franchise agreements. The Company's principal executive office is located at 1000 Lincoln Road, Suite 200, Miami Beach, Florida 33139, and its telephone number is (305) 531-5800.

Burger King Division

         IFFC operates its Burger King division through IFFP, the Company's majority owned (86.5%) Polish subsidiary, and its wholly owned Polish limited liability corporations, IFF Polska-Kolmer and IFF-DX Management. IFFP receives operational support from Burger King Corporation ("BKC") through BKC's London-based office in areas including site selection and construction review, operating systems and controls, marketing, sourcing of food and equipment, distribution and training, and other operational matters.

         Through IFFP, the Company currently operates ten Burger King restaurants. The restaurants, which operate under individual franchise agreements, are traditional free standing and/or attached drive-through restaurants with dine-in seating capacity ranging from 60 to 120 people. The typical store size is approximately 2,800 square feet and located near and in residential areas and/or adjacent to a service station site. Currently all Burger King restaurants in Poland are operated by IFFP. There are no non-affiliated franchisees.

         The Company's Burger King restaurants offer hamburgers, cheeseburgers, french fries and soft drinks, and the Company anticipates that its future Burger King restaurants will offer other food items. The Company typically offers a Burger King meal for the dollar equivalent of approximately between $1.50 to $2.85, depending upon the menu items selected. The Company believes, to the extent a comparison is possible, that the prices it charges for meals are comparable to the prices charged by the Company's American-style fast food competitors in Poland.

         By October 1994, IFFC had opened eight Burger King restaurants in urban locations, including five in Warsaw, and had created an organizational infrastructure to manage future growth. During 1994, however, a dispute emerged between IFFC, IFFP and BKC regarding BKC's logistical development support and other matters, which resulted in litigation between the parties commencing in March 1995. During the period from the beginning of the dispute with BKC in 1994 until its settlement, the Company curtailed its Burger King restaurant expansion and did not execute additional leases for new restaurant sites. In March 1997, IFFC, IFFP and BKC settled the litigation and, pursuant to the settlement, BKC and the Company entered into a new ten year development agreement.

         Polish nationals, whom the Company believes have generally shown a high degree of acceptance of American brand names, have been receptive to IFFP's existing Burger King restaurants. The following table sets forth certain information with respect to the performance of the Company's Burger King restaurants:

                                                               Year Ended December 31,
                                                            1996                     1997
                                                            ----                     ----
          Number of Restaurants........................        8                        8
          Sales (in thousands).........................   $5,351                   $5,383
          Growth over Prior Period.....................     14.1%                     .60%
          Average Check Size...........................    $2.20                    $2.18

         New BKC Agreement and Standard Franchise Agreement. Under the new 10-year development agreement with BKC (the "New BKC Agreement"), IFFP is required to open 45 Burger King restaurants prior to September 30, 2007. As of August 31, 1998, the Company had opened two new Burger King restaurants pursuant to such agreement. Pursuant to the New BKC Agreement, IFFP is required to pay BKC a $1.0 million development fee unless IFFP is in compliance with the development schedule by September 30, 1999 and has achieved gross sales of $11.0 million for the preceding 12 months. If the development schedule has been achieved but gross sales are less than $11.0 million but greater than $9.0 million, the development fee will be $250,000.


         For each restaurant opened, IFFP is obligated to pay BKC an initial fee of up to $40,000 for franchise agreements with a term of 20 years and $25,000 for franchise agreements with a term of ten years. Each such fee is payable not later than 20 days prior to the restaurant's opening. Each franchised restaurant must also pay a percentage of its gross sales, irrespective of profitability, as a royalty for the use of the Burger King system and Burger King trademarks. The annual royalty fee is 5% of gross sales. The restaurants must also contribute a monthly advertising and promotion fee of 6% of gross sales to be used for advertising, sales promotion, and public relations. However, BKC has agreed to reduce the royalty fee to 2% through September 30, 1998, 3% through September 30, 2000 and 4% thereafter. Additionally, pursuant to the New BKC Agreement, if the Company exceeds its obligations under the restaurant developement schedule, the royalty fee will be further reduced to 2% for the period from October 1, 1998 through September 30, 2000 and to 3% thereafter. Payment of all amounts due to BKC pursuant to the franchise agreements is guaranteed by the Company.

         BKC may terminate rights granted to IFFP under the New BKC Agreement, including franchise approvals for restaurants not yet opened, for a variety of possible defaults by IFFP, including, among others, failure to open restaurants in accordance with the development schedule; failure to obtain BKC site approval prior to the commencement of each restaurant's construction; and failure to meet various operational, financial, and legal requirements, including the maintenance of IFFP's net worth at $7.5 million beginning on June 1, 1999. Upon termination of the New BKC Agreement, whether resulting from default or expiration of its term, BKC has the right to license third parties to develop and operate Burger King restaurants in Poland, or to do so itself.


         New Co-Development Agreements. The Company intends to develop a majority of the new Burger King restaurants in conjunction with oil companies which are presently expanding throughout Poland. In July 1997, IFFP executed letters of intent with Dupont-Conoco and British Petroleum ("BP") for the co-development of Burger King restaurants and service stations throughout Poland. In connection with the execution of such letters of intent, Dupont-Conoco and BP will each provide IFFP with multiple packages of between 5 and 10 development sites each. The letters, although not binding, state that these sites will be available to IFFP to lease for a specific term plus option periods at IFFP's discretion subject to Burger King approval. The Company has currently executed leases for one and four locations with Dupont-Conoco and BP, respectively. Rental terms will be based on a minimum monthly rental fee and/or a percentage of sales.

         In September 1997, IFFP entered into an agreement with Statoil to develop up to 22 Burger King restaurants on Statoil service station properties in Poland. IFFP, in coordination with BKC, is presently evaluating various Statoil sites to determine which are feasible for the development of Burger King restaurants and has executed three leases for sites in Pabiance, Olsztyn and Raciborz, Poland.



         The agreements and the letters of intent provide for the Initial development of approximately 50 Burger King restaurant locations, plus additional locations in the future. However, there can be no assurance that the remainder of the transactions contemplated by such agreements and letters of intent will be consummated. The Company is in various stages of evaluating and developing these sites, 35 of which have received BKC approval. Presently, the Company has executed eight leases with the oil companies. In addition, the Company is currently negotiating with other international oil companies for the development of Burger King restaurants throughout Poland.


         Burger King Restaurant System. The Burger King restaurant system is one of the world's largest restaurant systems, with approximately 9,800 restaurants currently located in the United States and 55 foreign countries and territories around the world, including extensive company-owned and franchised operations in Europe. IFFC has no other affiliation or relationship with BKC other than as provided for in the New BKC Agreement. All Burger King restaurants are required to be operated in accordance with BKC standards. Most Burger King restaurants offer a substantially similar core menu, featuring flame-broiled hamburgers, cheeseburgers, french fries, and soft drinks. Other menu items may include salads, pastries, chicken sandwiches, fish sandwiches, ice cream sundaes, shakes and breakfast menu items. The Company's restaurant's menu has historically been more limited than the menus of the United States and many European Burger King franchises. Sandwich menu items account for the most significant amount of system-wide sales. Prices for the menu items are determined by the Company and, accordingly, may vary from other Burger King restaurants in other countries.


         The Company currently estimates the cost of opening a restaurant to be approximately $450,000 to $1,000,000, including the construction of the restaurant, road and leasehold improvements, the initial franchise fee, furniture, fixtures, and equipment, opening inventories and staff training (excluding the cost of land). Such estimates, however, vary depending on the size and condition of a proposed restaurant and the extent of leasehold improvements required.


         Burger King Restaurant Development. The Company's restaurant development strategy is to lease prominent sites in major Polish metropolitan areas adjacent to service stations on major thoroughfares. The Company continues to explore opportunities with others for the development of Burger King restaurants throughout Poland. The Company considers restaurant location to be critical to its success and devotes significant efforts to locating and evaluating potential sites. The site selection process involves an evaluation of a variety of factors, including demographics (such as population density); specific site characteristics (such as visibility, accessibility and traffic volume); proximity to activity centers (such as office or retail shopping districts and hotel and office complexes); and potential competition in the area. Company personnel inspect and approve a proposed site for each restaurant and a detailed site package is prepared for BKC review and approval prior to the execution of a lease. All sites are subject to the approval of BKC. The opening of restaurants is contingent upon, among other things, locating satisfactory sites, negotiating acceptable leases or similar rights to a site, completing any necessary construction, and securing required government permits and approvals.

Domino's Division

         On July 18, 1997, the Company acquired all of the outstanding shares of KP and PKP for nominal consideration and assumption of all liabilities, including the liabilities of KP to the Company under a $500,000 promissory note. KP and PKP control the exclusive development rights and franchises, respectively, for Domino's pizza stores in Poland pursuant to a new Master Franchise Agreement (the "New Domino's Agreement") with Domino's Pizza International, Inc. ("DPI"), a wholly-owned subsidiary of Domino's Pizza, Inc. ("Domino's"), which was executed in August 1997. KP has also entered into a commissary agreement with DPI (the "Commissary Agreement") pursuant to which KP has been granted the exclusive right to open and operate one or more commissaries for all Domino's stores in Poland for the term of the New Domino's Agreement and any renewal term.

         Through PKP, the Company operates ten Domino's stores, all of which are located in Warsaw. These stores, which operate under individual franchise agreements, feature carry-out services and delivery services to all customers who can be reached in approximately 30 minutes. The stores also provide limited customer seating. The typical Domino's store size is approximately 1,000 square feet and located in a residential area with a high base of telephone installations. One such store shares space with an existing Burger King restaurant.

         The Company's Domino's stores offer various types of pizza, soft drinks, salads, sandwiches, breadsticks and ice cream, and the Company anticipates that its future Domino's stores will offer other food items. The Company typically offers pizzas for the zloty equivalent of approximately between $4.23 to $9.00, depending upon the size of the pizza and the number of toppings selected. The Company believes, to the extent a comparison is possible, that the prices it charges for meals is comparable to the prices charged by the Company's American-style fast food competitors in Poland.

         Polish nationals have also been highly receptive to the Domino's Pizza concept. The following table sets forth certain information with respect to the performance of the Company's Domino's stores:

                                                                   Year Ended December 31,
                                                               1996                     1997
                                                               ----                     ----
          Number of Stores.............................             3                      5
          Sales (in thousands).........................        $1,029                 $1,203
          Growth over Prior Period.....................          19.5%                   6.2%
          Average Check Size...........................        $ 5.70                   $6.14

         New Domino's Agreement and Standard Franchise Agreement. The relationship between the Company and Domino's is governed principally by the New Domino's Agreement and the individual Domino's store standard franchise agreements. Pursuant to the New Domino's Agreement, the Company has the exclusive right to develop, operate and franchise Domino's stores in Poland, and KP is required to open 46 Domino's stores prior to December 31, 2003. As of August 31, 1998, the Company had opened six new Domino's stores pursuant to such Agreement.

         With respect to each operating Domino's store, KP is required to pay an initial franchise fee and a monthly royalty fee equal to a percentage of each store's gross sales, net of taxes, irrespective of profitability. KP's royalty payments to DPI are payable in U.S. currency, or at DPI's option, in local currency. Although DPI may elect to accept payment in alternative currencies if payment in U.S. currency is prohibited by applicable law, DPI may terminate the New Domino's Agreement if KP is unable to pay DPI in U.S. currency for a period of one year. Pursuant to the New Domino's Agreement, Domino's received $300,000 as a non-refundable development fee and the Company invested $2.0 million in KP.

         Prior to the opening of each Domino's store, KP is required to pay Domino's a franchise fee and, as master franchisor, is required to enter into a standard franchise agreement with each franchisee (whether or not affiliated with the Company) (a "Franchisee") who will be operating a Domino's store. Each Franchisee and each Domino's store location is subject to the approval of Domino's, which approval may not be unreasonably withheld. The standard franchise agreement for a Domino's store has a ten-year term with a ten-year renewal option. During such periods the Franchisee is permitted to use the Domino's system in an exclusive area, free of competition from other Franchisees. With respect to each of its operating Domino's stores, a Franchisee is required to pay KP an initial franchise fee and a monthly royalty fee, as well as an advertising fee based on a percentage of the gross sales of each Domino's store, net of taxes, irrespective of profitability. The financial terms of the standard franchise agreement may be renewed at the expiration of the term. A Franchisee's rights under a standard franchise agreement may not be transferred without the consent of KP and Domino's. PKP is currently the only Domino's franchisee in Poland. There are no non-affiliated franchisees.

         Each Franchisee must comply strictly with the Domino's system, and the standards, specifications and procedures comprising such system may be changed from time to time. Each Domino's store must be constructed, equipped, furnished and operated at the cost and expense of the Franchisee in accordance with Domino's specifications. Each Domino's store is required to offer for sale only those pizza and beverage products authorized by Domino's. In addition, each Domino's store is obligated to offer delivery services to all customers within a prescribed delivery area, which delivery area is restricted to allow a delivery order to be satisfied within 30 minutes.

         Domino's Commissary. In conjunction with its exclusive right to develop and franchise Domino's stores in Poland, the New Domino's Agreement grants the Company the exclusive right to develop and operate the commissaries from which all Franchisees in Poland will purchase food and supplies. Domino's provides the Company, on an ongoing basis, all information and materials necessary to make the Company familiar with the methods used to operate and manage a Domino's commissary.

         In January 1995, KP commenced operations of the full-service commissary in approximately 1,500 square feet of the Jana Pawla Domino's store. The Company expects to open a new commissary in the first quarter of 1999, which will service approximately 60 Domino's stores. The Company has the right to develop additional commissaries as needed. The Company intends to conduct all of its purchasing, distribution and main food supply operations from the new commissary.

         Domino's Store System. Domino's is one of the world's largest pizza delivery companies, with approximately 6,000 stores in over 60 countries. All Domino's stores are required to be operated in accordance with Domino's standards. Domino's stores feature carry-out services and delivery services to all customers located within prescribed service areas and offer a substantially similar core menu including various types of pizza and soft drinks. Other menu items include salads, sandwiches and breadsticks. Pizza accounts for the most significant amount of systemwide sales. Prices for Domino's menu items are determined by the various operators of Domino's stores and, accordingly, may vary throughout the Domino's store system. The Company has no affiliation or relationship with Domino's other than as provided for in the New Domino's Agreement.


         The Company's initial Domino's stores are in existing buildings and range from 1,000 square feet to 2,500 square feet, depending upon whether only delivery and pick-up services are offered or counter service with limited seating for customers is also available. In the future, the Company intends to focus its efforts on the development of traditional Domino's stores which provide primarily delivery and pick-up services and Domino's stores developed by the Company should range in size from 900 to 1200 square feet. The Company estimates the cost of opening a Domino's store to be between $125,000 and $200,000, including leasehold improvements, furniture, fixtures, equipment, the initial franchise fee and opening inventories (but excluding the cost of land). Such estimates may vary depending on the size and condition of a proposed Domino's store and the extent of leasehold improvements required.


         Domino's Store Development. To date, the Company has concentrated its efforts on the development of Domino's stores in Warsaw, and expects to complete its development in such location by the end of 1998, when it intends to focus most of its future Domino's store development efforts in other Polish cities. The Company considers a Domino's store location to be critical to its prospects and devotes significant efforts to the investigation and evaluation of potential leases and sites. The Company believes that the Domino's store concept may be successful in a wide variety of areas within a city. Accordingly, the site selection process involves an evaluation of a variety of factors, including demographics (such as population density); specific site characteristics (such as visibility, accessibility and traffic volume); proximity to activity centers (such as office or retail shopping districts and apartment, hotel and office complexes); potential competition in the area; construction or renovation costs; and lease terms and conditions. Because traditional Domino's stores provide delivery and pick-up services only, the Company has sought and seeks to place Domino's stores in metropolitan areas with adequate levels of telephone ownership. Company personnel inspect and approve a proposed site for each Domino's store prior to the execution of a standard franchise agreement and store lease. All sites are subject to the approval of Domino's.


                            Doing Business in Poland

         Area and Population. Poland is one of the largest countries in Europe with a total land area of approximately 312,000 square kilometers. It shares land borders with Germany, the Czech Republic, Slovakia, Ukraine, Belorussia, Lithuania and the Russian Federation. Its population, which was estimated at approximately 39 million (as of June 30, 1998), makes it one of the most populous countries in Europe. Poland's population density was approximately 119 persons per square kilometer in 1998, with approximately 61% of the population living in urban areas. Poland has an extensive network of roads, railways and canals, and has four major ports on the Baltic sea.

         Economic Overview. Since the fall of the Communist government in 1989, Poland has embarked on a program of economic reforms, based on a transition to a market economy and private ownership. Eight years into its transition to a market economy, Poland has become the first former centrally planned economy in Central and Eastern Europe to end its recession and return to growth. Poland's transition-induced recession bottomed out in the second quarter of 1991, and by 1992, the downward trend in the economy was reversed. After a significant decline in GDP in real terms, a sharp rise in unemployment in 1990 and 1991 and an acceleration in inflation in 1990, Poland returned to growth, with positive and increasing rates of GDP growth for the years 1992 to 1997.

         As a result of the economic reforms carried out during the 1990's, Poland currency meets certain (but not all) of the fiscal criteria applicable for participation in European Monetary Union ("EMU"). Poland is also a member of the Partnership for Peace initiative of the North Atlantic Treaty Organization ("NATO") and Poland received in July 1997 an invitation to become a full member of NATO (subject to satisfaction of certain conditions).

         Recent Economic Performance of Poland. In 1997, unofficial preliminary estimates of the Central Statistical Office indicated that GDP grew by 6.9% in real terms, following increasing real growth rates based on International Monetary Fund estimates in 1994, 1995, 1996 and 1997 of 3.8%, 5.2%, 7.0% and
7.0%, respectively. Although inflation has generally declined since prices were liberalized in the beginning of 1990, the rate of inflation in Poland is still high compared to Western Europe or the United States. The 1998 State budget includes an assumed rate of inflation for 1998 of 8.6%.

         Foreign Investment Law and Government Regulation in Poland. The Polish Law of June 14, 1990 on companies with foreign participation (the "Foreign Investment Law") sets forth the legal requirements governing foreign investment in Poland. The Foreign Investment Law states that, unless provided otherwise, the Polish Commercial Code of 1934 (the "Commercial Code") is the commercial law generally applicable to domestic business. The Commercial Code governs corporate and partnership formation, governance and activity, and is generally similar to corresponding regulations of countries in the European Economic Union ("EU").

         Restaurant operations are subject to a number of national and local laws and regulations, primarily related to sanitation. All imported food products are subject to specific sanitary requirements. Restaurants are subject to national regulations relating to health and sanitation standards, generally implemented, administered and enforced at the local level. All properties are subject to local zoning, building code and land-use regulations. In general, necessary approvals and permits for restaurant operations are granted without undue delay, and are typically granted within 14 days of application therefor.

         United States-Poland Treaty. On March 21, 1990, the President of the United States and the Prime Minister of Poland signed a treaty concerning business and economic relations, which was ratified by both countries. The ratification instruments were exchanged in Warsaw on July 7, 1994 and the treaty became effective as of August 6, 1994. The aim of the treaty is to encourage and facilitate United States investments in Poland by providing internationally recognized protections and standards. The treaty sets certain minimum standards; in some cases, Polish legislation more favorable than that required by the treaty has been enacted.

         Polish Currency. The only legal currency in Poland is the zloty. On January 1, 1995, the National Bank of Poland introduced a new denomination for its currency unit. The new zlotys are equivalent to 10,000 old zlotys. Old zlotys remained legal tender until December 31, 1996, after which date they became exchangeable only at certain banks. All references in this document to zlotys are to new zlotys. The value of the zloty is determined pursuant to a system based on a basket of currencies, as well as all other economic and political factors that effect the value of currencies generally. As of June 30, 1998 and August 15, 1998, the exchange rate was 3.509 and 3.499 zlotys per dollar, respectively.

                                  The Offering

Securities Offered(1)............................................  49,957,143 shares

Common Stock Outstanding(2)......................................  44,776,143 shares

Common Stock outstanding after Conversion of
     11% Convertible Senior Subordinated Discount Notes(3).......  84,613,286 shares

Trading Symbol of Common Stock...................................  "IFFC"

Plan of Distribution.............................................  All of the  shares  offered  hereby  may be  sold from  time to time by the  Selling  Shareholders.
                                                                   The Company  will not receive any of the proceeds
                                                                   from the sale of the  Shares.  The  Shares may be
                                                                   offered   from  time  to  time  in  one  or  more
                                                                   transactions  at market prices  prevailing at the
                                                                   time  of the  sale,  at  prices  related  to such
                                                                   prevailing   market  prices,   or  at  negotiated
                                                                   prices.   The   Company  is  paying  all  of  the
                                                                   expenses in connection  with the  preparation  of
                                                                   this  Prospectus  and  the  related  Registration
                                                                   Statement,  estimated  at $55,000.  See  "Selling
                                                                   Shareholders" and "Plan of Distribution."

Risk Factors.....................................................  This offering involves a high degree of risk.
                                                                   See "Risk Factors."


-------------------------

(1) Because the Selling Shareholders may sell all, some or none of their Shares, no actual estimate can be made of the aggregate number of Shares that are offered hereby.
(2) As of August 31, 1998 and does not include 43,117,178 shares of Common Stock reserved for issuance consisting of: (i) 324,235 shares of Common Stock reserved for issuance upon conversion of $2,756,000 in principal amount of the 9% subordinated convertible debentures (conversion price of $8.50 per share); (ii) 1,115,000 shares of Common Stock reserved for issuance upon conversion of shares of the Company's Series A Convertible Preferred Stock (conversion price of $3.00 per share); (iii) 290,800 shares of Common Stock reserved for issuance upon exercise of outstanding warrants (exercisable at $7.00 per share); (iv) 1,070,000 shares of Common Stock reserved for issuance upon the exercise of outstanding options under the Company's Stock Option Plan and Directors Stock Option Plan (collectively, the "Plans") at exercise prices ranging from $.40 to $.81 per share; (v) 930,000 shares of Common Stock reserved for the grant of options pursuant to the Plans; (vi) 50,000 shares of Common Stock reserved for issuance upon exercise of warrants (exercise price of $.2831 per share) and (vii) 39,337,143 shares of Common stock reserved for issuance upon conversion of $27,536,000 in aggregate stated principal amount of maturity of the 11% convertible senior subordinated discount notes (conversion price of $.70 per share). The Company may issue additional convertible securities, options, warrants and shares of Common Stock in the future.
(3) Assumes conversion of all outstanding 11% Convertible Senior Subordinated Discount Notes.

                   Summary Consolidated Financial Information(1)


         The following Summary Consolidated Financial Information as of and for the year ended December 31, 1997 is derived from the Company's Consolidated Financial Statements, which statements have been audited by Arthur Andersen LLP, independent certified public accountants, as indicated in their report included elsewhere herein. The following Summary Consolidated Financial Information as of and for the year ended December 31, 1996 is derived from the Company's Consolidated Financial Statements, which have been audited by Moore Stephens Lovelace, P.L., independent certified public accountants, as indicated in their report included elsewhere herein. The Summary Consolidated Financial Information as of and for the six months ended June 30, 1998 and June 30, 1997 has not been audited but, in the opinion of management, contain all adjustments (consisting of normal recurring adjustments) necessary for a fair statement of the results for interim periods. The results of operations for the six months ended June 30, 1998 are not necessarily indicative of the results of operations that may be expected for the year ended December 31, 1998, or for any future periods.

         The only currency that may be used in Poland is the zloty. As of June 30, 1998, the exchange rate was 3.51 zlotys per U.S. dollar. For purposes of the Summary Consolidated Financial Information provided below, monetary assets and liabilities are translated from the zloty to U.S. dollars at the period end exchange rate. Non-monetary assets, liabilities, and related expenses, primarily furniture, equipment, leasehold improvements and related depreciation and amortization, are translated using historical exchange rates. Income and expense accounts, excluding depreciation and amortization and all other references except as otherwise stated, are translated at an annual weighted average exchange rate.

Statement of Operations Data:                                                                  Unaudited
                                               Years Ended December 31,                Six months Ended June 30,
                                            ---------------------------------       -------------------------------
                                               1996                  1997               1997                1998
                                            -----------          ------------       ------------         ----------
Net revenues.......................         $ 5,486,178           $ 6,083,011         $2,804,037         $3,723,796
Food and packaging costs...........           2,286,261             2,476,775          1,119,022          1,451,366
Gross profit.......................           3,199,917             3,606,236          1,685,015          2,272,430
Operating expenses.................           3,336,133             3,784,714          1,641,662          2,256,811
General and administrative
   expenses........................           1,551,129             1,963,233            714,886          1,142,406
Other income (expenses)............            (538,087)              543,794            951,054           (902,177)
Diluted net income (loss)..........          (1,996,112)           (1,252,850)           402,020(2)      (1,961,486)
Diluted income (loss) per share....                (.37)                 (.05)               .03               (.05)
Weighted average number of
   common shares outstanding.......           5,967,325            26,246,885         17,453,364         44,653,118


Balance Sheet Data:                                                                                   June 30, 1998
                                                                                                     --------------
Working capital.................................................................................        $14,931,928
Total assets....................................................................................         30,062,601
Total liabilities...............................................................................         28,215,780
Shareholders' equity............................................................................            799,005

-----------------------
(1) The Summary Consolidated Financial Information of IFFC includes the results of operations and other data of IFFP, but not of KP, for all periods presented. KP was acquired on July 18, 1997, subsequent to the completion of IFFC's Form 10-QSB for the period ended June 30, 1997.
(2) Includes a one-time gain of $1,327,070 from the settlement of litigation with BKC.

                                  RISK FACTORS

         THE SECURITIES OFFERED HEREBY ARE SPECULATIVE AND INVOLVE A HIGH DEGREE OF RISK. PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS, TOGETHER WITH THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, IN EVALUATING AN INVESTMENT IN THE SHARES OF COMMON STOCK OFFERED HEREBY.

         SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS. This Prospectus contains various "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which represent the Company's expectations or beliefs concerning future events, including, without limitation, to the following: the future growth of the Company's business; the ability of the Company to improve levels of profitability; the sufficiency of cash flow provided by its operations, investing and financing activities; changes in the financial condition of the Company, and the economic, business and political conditions in Poland; the demand for the Company's products and services; the failure to consummate joint ventures or other strategic associations with third parties or lessors; the failure to obtain suitable restaurant sites; changes in the level of operating expenses and revenues; changes in the present and future level of competition; and the Company's future liquidity and capital resource needs. The Company cautions that these statements are further qualified by important factors that may cause the actual results, performance or activities of the Company, or industry results, to differ materially from those expressed or implied in the forward-looking statements, including, without limitation, the following risk factors.

         LIMITED REVENUES; HISTORICAL AND PROBABLE FUTURE LOSSES. The Company incurred net losses of $1,252,850, or $.05 per basic and diluted share of Common Stock, and $1,996,112, or $.37 per basic and diluted share of Common Stock, for the years ended December 31, 1997 and December 31, 1996, respectively, and net losses of $1,961,486, or $.05 per basic and diluted share, for the six months ended June 30, 1998. The Company anticipates that it will continue to incur losses until, at the earliest, the Company establishes a number of restaurants and stores generating sufficient revenues to offset its operating costs and the costs of its proposed continuing expansion. For the six months ended June 30, 1998 and June 30, 1997, the Company incurred net losses of $1,961,486 and a net income of $402,020, respectively. During the six months ended June 30, 1997, the Company recognized a non-recurring gain of $1,327,070, or $.10 per basic and diluted share of Common Stock, in connection with the settlement of litigation with BKC. There can be no assurance that the Company will be able to successfully establish a sufficient number of restaurants and stores to generate meaningful revenues or achieve profitable operations in any of its restaurants and stores or the Company as a whole. Except for the Company's fiscal quarter ended March 31, 1997, in which the Company recognized a one-time gain attributable to the settlement of its litigation with BKC, revenues from operations have not been sufficient to offset operating expenses and corporate overhead and, as a result, the Company has incurred losses. The Company has taken steps to reduce its food costs and its general and administrative expenses; however, there can be no assurance that it will be able to do so effectively or that any such reductions will be sufficient to achieve profitable operations.

         COMPLIANCE WITH THE NEW BKC AGREEMENT AND NEW DOMINO'S AGREEMENT. The Company's material commitments for capital expenditures relate to the restaurants and stores that it must open and operate in order to comply with the provisions of the New BKC Agreement and the New Domino's Agreement (collectively, the "New Agreements"). Pursuant to the New BKC Agreement, the Company is required to develop and be franchised to operate 45 Burger King restaurants in Poland by September 30, 2007. Pursuant to the New Domino's Agreement, the Company is required to develop and be franchised to operate 46 Domino's stores in Poland by December 31, 2003. As of August 31, 1998, the Company had opened two Burger King restaurants and six Domino's stores pursuant to such agreements.

         Pursuant to the New BKC Agreement, IFFP must pay BKC $1.0 million as a development fee by September 30, 1999. IFFP is not obligated to pay the development fee if IFFP is in compliance with the development schedule by September 30, 1999 and has achieved gross sales of $11.0 million for the 12 months ended September 30, 1999. If the development schedule has been achieved but gross sales are less than $11.0 million but greater than $9.0 million, the development fee will be reduced to $250,000. If the development fee is payable due to failure to achieve the performance targets set forth above, IFFP, at its option, may either pay the development fee or provide BKC with the written and binding undertaking of Mitchell Rubinson that the Rubinson Group will completely divest itself of any interest in IFFP and the Burger King restaurants opened or operated by IFFP in Poland within six months of the date that the development fee
                                       11
payment is due. Pursuant to the New BKC Agreement, the "Rubinson Group" has been defined to include any entity of which Mr. Rubinson directly or indirectly owns an aggregate interest of 10% or more of the legal or beneficial equity interest and any parent, subsidiary or affiliate thereof. BKC may also terminate rights granted to IFFP under the New BKC Agreement, including franchise approvals for restaurants not yet opened, for a variety of possible defaults by IFFP, including, among others, failure to open restaurants in accordance with the schedule set forth in the agreement; failure to obtain BKC site approval prior to the commencement of each restaurant's construction; and failure to meet various operational, financial, and legal requirements set forth in the agreement, including the maintenance of IFFP's net worth at $7.5 million beginning on June 1, 1999. Upon termination of the New BKC Agreement, whether resulting from default or expiration of its terms, BKC has the right to license others to develop and operate Burger King restaurants in Poland, or to do so itself.

         Pursuant to the New Domino's Agreement, the Company was required to invest a minimum of $2.0 million in KP and is required to maintain sufficient capital to meet its obligations thereunder. KP's royalty payments to DPI are payable in United States currency, or at DPI's option, in local currency. Although DPI may elect to accept payment in alternative currencies if payment in United States currency is prohibited by applicable law, DPI may terminate the New Domino's Agreement if KP is unable to pay DPI in United States currency for a period of one year. Domino's may terminate rights granted to KP under the New Domino's Agreement, including franchise approvals for stores not yet opened, for a variety of possible defaults by KP, including, among others, failure to open Domino's stores in accordance with the schedule set forth in such agreement; failure to obtain Domino's site approval prior to the commencement of each Domino's store's construction; failure to obtain Domino's approval of any non-affiliated Franchisee; and failure to meet various operational, financial, and legal requirements set forth in the New Domino's Agreement and the standard franchise agreements. Upon termination of the New Domino's Agreement, whether resulting from default or expiration of its terms, Domino's has the right to license others to develop and operate Domino's stores in Poland, or to do so itself. If KP fails to meet its development schedule during the initial term of the New Domino's Agreement or any successor development term, KP would lose its rights to develop and franchise additional Domino's stores, but would be entitled to continue to act as a master franchiser and a franchisee with respect to all franchise agreements theretofore granted and executed. Under certain other circumstances of default, Domino's has the right to terminate the New Domino's Agreement and force the sale of, at the then current market value, all of KP's rights and interests as a master franchiser of Domino's stores and all of the assets of each Domino's store controlled by KP.

         There can be no assurance that the Company will not be in default under either of the New Agreements, or that such a default will not adversely affect the Company. There can be no assurance that the Company will be able to open and operate restaurants and stores in accordance with the specified schedules. In the event that the Company is unable to open restaurants and stores in accordance with the provisions of either of the New Agreements, the Company is likely to seek a modification or extension of such agreement. There can be no assurance that BKC or Domino's will agree to any such modification or extension. In addition, the Company's ability to open individual restaurants and stores pursuant to the New Agreements is dependent upon the Company's ability to obtain a franchise agreement with the respective franchisor for each restaurant or store. Franchise approvals are determined on an individual restaurant or store basis and are contingent upon the Company's ability to satisfy certain operational, financial and legal requirements. BKC or Domino's may terminate any franchise agreement upon the occurrence of certain events. Any delay in receiving, or denial of, approval of a proposed franchise, termination of a franchise agreement, or termination of either of the New Agreements for any reason would have a material adverse effect on the Company.


         PROPOSED EXPANSION AND PLAN OF OPERATION. The Company currently operates ten Burger King restaurants and ten Domino's stores in Poland and, pursuant to the New Agreements, is required to open and operate an additional 43 Burger King Development Units by September 30, 2007, and an additional 40 Domino's stores by December 31, 2003. The Company has limited experience in developing and operating a business of such magnitude, and numerous risks, expenses, problems, and difficulties may be encountered in expanding operations. There can be no assurance that the proposed expansion contemplated under the New Agreements will not have an adverse effect on the Company. In addition, the Company's plan of operation and prospects are dependent upon, among other things, achieving higher market acceptance in Poland for the Burger King restaurant and the Domino's store concepts, the availability of suitable restaurant sites, timely development and construction of restaurants, the hiring and retention of skilled management and personnel, the ability of the Company to successfully manage growth (including monitoring restaurants, controlling costs, and maintaining effective quality controls), and the availability of adequate financing. The Company has limited experience in effectuating expansion to the degree contemplated by the New Agreements. The lack of success or closing of any restaurants or stores developed by the Company (and in the case of the closing of a restaurant or store, any continuing lease obligations or the resulting loss of the Company's construction and development costs) may have a material adverse effect upon the Company. There can be no assurance that the Company will be able to successfully implement its proposed expansion and plan of operation or that unanticipated expenses, problems or difficulties will not result in material delays in its implementation.

         THE COMPANY'S NEED FOR FINANCING. As of the date hereof, the Company estimates the cost of opening a Burger King restaurant and a Domino's store (including costs of construction and improvements, furniture, fixtures, equipment and opening inventories) to be approximately $450,000 to $1.0 million, and $125,000 to $200,000, respectively. The implementation of the Company's expansion plans as required by the New Agreements will require resources substantially greater than amounts currently available to the Company. The development of additional restaurants and stores is contingent upon the Company's ability to generate cash from operations and/or secure additional debt or equity financing. The Company intends to pursue the proposed development by utilizing various credit facilities and cash flow from operations. The Company may also acquire additional funds through public or private offerings of its debt and equity securities. Certain of the Shares which may be sold by the Selling Shareholders hereunder may be acquired through the conversion of 11% convertible senior subordinated discount notes due 2007 (the "Convertible Notes"). The indenture pursuant to which the Convertible Notes were issued (the "11% Indenture") contains significant restriction on the Company's ability to incur indebtedness. If the Company does not secure adequate financing through additional debt or equity financing, or generate significant amounts of cash from operations, the Company may be required to curtail or cease its activities. There can be no assurance that any additional financing will be available to the Company on acceptable terms, or at all.

         ADVERSE CONSEQUENCES OF FINANCIAL LEVERAGE. As of June 30, 1998, the Company had approximately $28.2 million aggregate amount of liabilities outstanding. The ability of IFFC and its subsidiaries to incur additional indebtedness is restricted by the 11% Indenture. The 11% Indenture also contains certain restrictions on IFFC and its subsidiaries which limit their operating and financial flexibility, including the ability to incur liens, dispose of assets, engage in mergers, make certain restricted payments or engage in transactions with affiliates. The ability of the Company to make scheduled payments under its present and future indebtedness will depend on, among other things, the future operating performance of the Company and the Company's ability to refinance its indebtedness when necessary. Each of these factors is to a large extent subject to economic, competitive, regulatory and other factors beyond the Company's control, in particular, those prevailing in Poland. In addition, any future borrowings are also likely to be subject to covenants which limit the Company's operating and financial flexibility.

         HOLDING COMPANY STRUCTURE; LIMITATIONS ON ACCESS TO CASH FLOW OF OPERATING COMPANIES. IFFC is a holding company with no business operations of its own. All of the operations of IFFC are conducted through its subsidiaries, which are separate and distinct legal entities and have no obligation, contingent or otherwise, to make investments in, or meet working capital needs or other liabilities of, IFFC. In addition, the operating companies have generated negative cash flow, and the Company expects that the operating companies will continue to generate negative cash flow from operations in the foreseeable future. As a result, the Company does not expect that it will be able to generate any significant cash flow from the operating companies at any time in the foreseeable future.

         LIMITED TRADING MARKET FOR THE COMPANY'S COMMON STOCK; VOLATILITY OF AND DECLINES IN PRICE. In 1996, the Company's Common Stock was deleted from the Nasdaq National Market and has traded on the NASD OTC Bulletin Board (the "OTC BB") since that time. As a result, an investor may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Common Stock. Consequently, such a limited trading market may have an adverse effect on the marketability of the Common Stock, and, in turn, negatively affect the value of the Common Stock. In addition, the trading price of the Common Stock could be subject to wide fluctuations in response to variations in the Company's operating results, announcements by the Company or others, developments affecting the Company, and other events or factors. The stock market has experienced extreme price and volume fluctuations in recent years. These fluctuations have had a substantial effect on the market prices for many companies, often unrelated to the operating performance of such companies, and may adversely affect the market prices of the Common Stock. The Common Stock traded between $.91 and $.27 per share during the 52-week period ended June 30, 1998. The closing price for the Common Stock, as last reported on the NASD OTC Bulletin Board on August 31, 1998 was $.79.

         If shares of Common Stock are traded, they may trade at a discount from the price paid for such shares, depending upon prevailing interest rates, the market for similar securities and other factors. No assurance can be given that a holder of Common Stock will be able to sell the Common Stock in the future or that such sale will be at a price equal to or higher than the price paid for such Common Stock. No assurance can be given as to the liquidity of any trading market for the Common Stock. The liquidity of any market for the Common Stock will depend upon the number of holders of Common Stock, the interest of securities dealers in making a market in the Common Stock, if any, and other factors.

         PENNY STOCK REGULATIONS. Sales of the Common Stock, subject to certain exceptions, must conform to the rules promulgated by the Securities and Exchange Commission (the "SEC") relating to sales of penny stocks. The SEC has adopted regulations which define a "penny stock" to be any equity security that has a market price (as defined) of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the transaction, of a disclosure schedule prepared by the SEC relating to the penny stock market. The broker-dealer also must disclose the compensation payable to both the broker-dealer and the registered representative, current quotations for the securities, and information on the limited market in penny stocks. In addition, the broker-dealer must obtain a written acknowledgement from the customer that such disclosure information was provided and must retain such acknowledgement for at least three years. Further, monthly statements must be sent to the customer disclosing current price information for the penny stock held in the account. The foregoing rules may materially adversely affect the liquidity for the market of the Company's securities. Such rules may also affect the ability of broker-dealers to sell the Company's securities and may impede the ability of holders of the Company's securities to sell such securities in the secondary market.

         VOTING CONTROL AND CHANGE IN CONTROL MATTERS. Mitchell Rubinson and his wife beneficially own approximately 68% of the outstanding Common Stock (assuming that outstanding convertible securities, warrants and options held by others are not converted or exercised) and, thus, effectively may have the ability to elect the majority of the Board and control the affairs of the Company. In addition, Marilyn Rubinson, Mitchell Rubinson's mother, beneficially owns approximately 11% of the outstanding Common Stock.

         The Company must pay a development fee to BKC pursuant to the New BKC Agreement, unless it is in compliance with the required development schedules by September 30, 1999. If the Company is not in compliance as of September 30, 1999, it at its option, may either pay the development fee or provide BKC with with the written and binding undertaking of Mitchell Rubinson that the Rubinson Group will completely divest itself of any interest in IFFP and the Burger King restaurants opened or operated by IFFP in Poland within six months of the date that the development fee payment is due but not paid. Pursuant to the New BKC Agreement, the "Rubinson Group" has been defined to include any entity of which Mr. Rubinson, who is the Chief Executive Officer of the Company, directly or indirectly owns an aggregate interest of 10% or more of the legal or beneficial equity interest and any parent, subsidiary or affiliate thereof. Such divestiture of the Rubinson Group or Mitchell Rubinson could result in a change in control of the Company under the terms or the indenture governing the 11% convertible senior subordinated discount notes (the "Convertible Notes"). If a change in control is deemed to have occurred, the Company would be required to commence an offer to repurchase the Convertible Notes within 30 days of such change in control at a purchase price equal to 101% of the accreted value of such notes.


         RESTRICTION ON PAYMENT OF DIVIDENDS UNDER FLORIDA LAW. Florida law provides that no distribution may be made to shareholders if, after giving effect to such distribution, (i) the corporation would be unable to pay its debts as they become due in the usual course of business, or (ii) the corporation's total assets would be less than the sum of its total liabilities plus (unless the articles of incorporation provide otherwise) the amount that would be needed in a dissolution to satisfy the preferential rights of shareholders whose preferential rights are senior to those receiving the distribution. The Board of Directors is empowered to base its evaluation of whether a distribution is permitted under the statute either on (i) financial statements that are prepared on a basis of accounting principles and practices that are reasonable under the circumstances or (ii) fair valuation or other method that is reasonable in the circumstances. Accordingly, the payment of dividends on the Common Stock will be subject to the statutory insolvency test. Additionally, the indenture governing the Convertible Notes significantly restricts the Company's ability to pay dividens on its outstanding securities. IFFC anticipates that, for the foreseeable future, it will not pay any cash dividends. In addition, the Company has in the past failed to pay the dividends on its outstanding Series A Convertible Preferred Stock. A condition of the payment of dividends on the Common Stock is the payment of the dividends, in arrears, owing to the holders of the Series A Convertible Preferred Stock. There is no assurance that the Company will be able to pay any future dividends on either the Series A Convertible Preferred Stock or the Common Stock.

         FUTURE SALES OF STOCK BY SHAREHOLDERS. In the event that the shares of Common Stock which are not currently salable become salable by means of registration, eligibility for sale under Rule 144 or otherwise and the holders of such securities elect to sell such securities in the over-the-counter market, there is likely to be a negative effect on the market price of the Company's securities and on the ability of the Company to obtain additional equity financing. The issuance of Common Stock upon conversion of the Convertible Notes will increase float and may depress the trading price. After conversion of the Convertible Notes, the Selling Shareholders may sell the Shares at a time when increased float has a negative effect on trading price.

         DEPENDENCE ON THIRD PARTY SUPPLIERS. The Company is substantially dependent upon third parties for its equipment, food products and other supplies. Although the Company is not required to purchase supplies from any particular suppliers pursuant to the New Agreements, all supplies must be of a quality and conform to specifications acceptable to the franchisor. The Company believes that there are adequate sources of supply in Poland, Western Europe and the United States. The Company currently obtains substantially all of its supplies and food products from Polish sources. The Company currently obtains its equipment and paper products primarily from franchisor-approved sources in the United States and Europe. Although the Company believes, based upon its current arrangements with suppliers, that it will be able to continue to obtain equipment and inventories of food products and other supplies in sufficient quantities and of satisfactory quality, the unavailability of such equipment or supplies from third-party manufacturers and suppliers would have a material adverse effect on the Company. Moreover, the Company is subject to the risks inherent in dependence on foreign sources of supply, shipping delays, fluctuations in foreign currency exchange rates, Value Added Tax ("VAT") and excise tax, custom duties and other trade restrictions, any of which could adversely affect the Company's ability to obtain equipment and supplies on a satisfactory basis. Failure to obtain restaurant equipment, food products and other supplies on a timely basis may have a material adverse effect on the Company.

         COMPETITION. The Company faces competition from a number of other major American fast food franchisors and/or franchisees (including but not limited to McDonald's, Pizza Hut, Kentucky Fried Chicken and Taco Bell), which have commenced development or are evaluating the possible development of restaurants and stores in Poland. The Company also encounters competition from a broad range of existing Polish restaurants and food service establishments, including local quick-service restaurants and restaurants offering American-style fast food. These restaurants offer products that are familiar to Polish consumers and have achieved broad market acceptance. Additionally, it can be expected that, in the event of perceived increasing market acceptance of American-style fast food, there will also be a corresponding increase in the number of market entrants offering such products, including additional United States franchisors and Polish or other companies seeking to imitate the American-style fast food concept.


         Under the New BKC Agreement, BKC has reserved the right to open restaurants on United States military establishments and in certain hotel chains with which BKC has, or may in the future have, a multi-territory agreement encompassing Poland. The Company has the right of first refusal with respect to potential Burger King sites in airports, train stations, hospitals and other hotels. Many of the Company's competitors and potential competitors, particularly the major U. S. fast-food companies, possess significantly greater financial, marketing, personnel and other resources than the Company. There can be no assurance that the Company will be able to compete successfully.

         TRADEMARKS. The Company is authorized to use such trademarks, service marks and other marks as BKC may authorize from time to time for use in connection with its Burger King restaurants (collectively, the "Burger King Marks"). BKC has received trademark approval in Poland for certain Burger King Marks (the "Burger King" logo, the words "Burger King" and the word "Whopper"). The Company is also authorized to use such trademarks, service marks and such other marks as Domino's may authorize from time to time for use in connection with the Domino's stores. Domino's has received trademark approval in Poland for certain marks, including the "Domino's" logo and the words "Domino's Pizza" (the "Domino's Marks"). If any other trademarks are not approved or if another entity appropriates one or more of the marks, the Company could be materially adversely affected. Neither BKC nor Domino's has made any warranty or representation that the Burger King Marks or the Domino's Marks will be available to the Company on an exclusive basis or at all. Any events or conditions that affect such marks may have a material adverse effect on the Company.

         DEPENDENCE UPON KEY AND OTHER PERSONNEL. The success of the Company is largely dependent on the efforts of certain key personnel, including Mitchell Rubinson, IFFC's Chairman of the Board and Chief Executive Officer, Michael Welch, IFFC's President and Chief Operating Officer, and James F. Martin, IFFC's Chief Financial Officer. All of the above mentioned personnel have employment contracts with the Company. The loss of the services of Mr. Rubinson, Mr. Welch, or Mr. Martin may have a material adverse effect on the Company. Additionally, in order to satisfy the terms of the New Agreements and to implement its plan of operation, the Company is dependent upon its ability to hire and retain qualified financial, marketing, and restaurant and store management personnel and its ability to hire and train restaurant and store managers and hourly employees from the local labor pool who will be able to operate the Company's restaurants and stores in conformity with the required standards of service and efficiency. There is no assurance that the Company will be able to continue to meet its needs with respect to hiring and employing qualified employees in the future.

         SHARES OF COMMON STOCK ELIGIBLE FOR FUTURE SALES. As of August 31, 1998, the Company had 44,776,143 shares of Common Stock outstanding and 43,117,178 share of Common Stock reserved for issuance consisting of: (i) 324,235 shares of Common Stock reserved for issuance upon conversion of $2,756,000 in principal amount of the 9% subordinated convertible debentures (conversion price of $8.50 per share); (ii) 1,115,000 shares of Common Stock reserved for issuance upon conversion of shares of the Company's Series A Convertible Preferred Stock (conversion price of $3.00 per share); (iii) 290,800 shares of Common Stock reserved for issuance upon exercise of outstanding warrants (exercisable at $7.00 per share); (iv) 1,070,000 shares of Common Stock reserved for issuance upon the exercise of outstanding options under the Company's Stock Option Plan and Directors Stock Option Plan (collectively, the "Plans") at exercise prices ranging from $.40 to $.81 per share; (v) 930,000 shares of Common Stock reserved for the grant of options pursuant to the Plans; (vi) 50,000 shares of Common Stock reserved for issuance upon exercise of warrants (exercise price of $.2831 per share) and
(vii) 39,337,143 shares of Common stock reserved for issuance upon conversion of $27,536,000 in aggregate stated principal amount of maturity of the 11% convertible senior subordinated discount notes (conversion price of $.70 per share). The Company may issue additional convertible securities, options, warrants and shares of Common Stock in the future.

         The Company cannot predict the impact, if any, that future sales of Common Stock, the conversion of convertible securities, the exercise of options or warrants, the resale of the shares of Common Stock issued upon such conversions or exercises or the sale of restricted securities will have on the market price of the Common Stock prevailing from time to time, although it is likely that sales of a large number of securities could depress the market price. The Company also cannot predict the effect, if any, that such convertible securities, options, warrants and shares available for sale might have on the ability of the Company to obtain additional financing or the terms and conditions thereof.

RISKS RELATED TO OPERATIONS IN POLAND

         OPERATIONS IN POLAND. The Company is subject to numerous factors relating to conducting business in a foreign country, any of which could have a significant impact on the Company's operations and exacerbate the risks inherent in the expansion of the Company's business. There can be no assurance that developments in Poland will not have a material adverse effect on the Company.

         POTENTIAL POLITICAL AND ECONOMIC INSTABILITY IN POLAND. Poland, which until 1989 had a communist form of government, has been undergoing fundamental political and economic change. Capitalism and free enterprise have only recently been introduced in Poland and, consequently, Poland lacks a well-established framework for dealing with private enterprise. Laws and regulations are sometimes adopted without widespread notification, which can delay full knowledge of their scope and impact, and the enforcement and administration thereof are often inconsistent and without precedents. Any political or economic instability, including popular unrest, or any governmental policies that make Poland less hospitable to privately owned or foreign companies, including expropriation, confiscatory taxation, foreign exchange restrictions or nationalization, could have a material adverse effect on the Company.

         POLISH TAXATION. The Company's Polish subsidiaries are subject to Polish corporate income tax, which is currently 36% of taxable income. In 1999 and 2000, this rate will be reduced to 34% and 32%, respectively. Dividends paid to the Company by its Polish subsidiaries are subject to Polish withholding tax, which is currently limited to 5% pursuant to a bilateral tax treaty between Poland and the United States, if the recipient of such dividends is a United States corporation holding not less than 10% of the subsidiaries' voting stock. Although the Company expects to receive a credit against its United States federal income tax liability for any Polish corporate tax or dividend withholding tax, there can be no assurance that such credit will be respected by United States taxing authorities. Additionally, all employers must pay payroll taxes for social security and unemployment funds, presently aggregating 48% of the wages paid to employees, before withholding for personal income tax. All goods and services, including imported goods and services, are subject to a VAT and excise tax, based on the value of such items. With respect to imports, the imputed value of such items is equal to the customs' value plus any customs duties. The VAT basic rate is 22%, but in the case of certain products, it is reduced to 7% or entirely. Under the VAT system, credit is given for VAT paid against VAT collected. Any increase in levels of Polish taxation could have a material adverse effect on the Company.

         CUSTOMS DUTIES AND TRADE RESTRICTIONS. The Company's equipment import operations are subject to customs duties on goods imported into Poland currently ranging from 15% to 20% for furniture, fixtures and equipment. Customs duties, however, are not levied on non-monetary, in-kind contributions to capital, provided that such contributions constitute "fixed assets" and are not disposed of during the three-year period following customs clearance. Although the Company has and intends to contribute as capital substantially all of its Polish subsidiaries' furniture, fixtures and equipment, there can be no assurance that such equipment will ultimately qualify as "fixed assets" for purposes of this exclusion. At certain times, temporary restrictions, including import license requirements and import quotas, have been placed on the importation into Poland of certain categories of food products. The Company believes that it will be able to continue to secure local supplies of food, satisfy license requirements, and/or obtain products with respect to which quotas exist so that it will be able to operate its business; however, the unavailability of certain food products or the imposition of more severe import restrictions could adversely affect the Company. Any imposition or significant increases in the level of customs duties, import quotas or other trade restrictions could have a material adverse effect on the Company.

         GOVERNMENT REGULATION. The Company's restaurant operations are subject to Polish laws and regulations primarily relating to foreign investment and numerous national and local laws and regulations. In particular, the Company is subject to laws and regulations primarily relating to sanitary requirements for imported meat and other food products. Restaurant operations are also subject to health, sanitation, employment and safety standards imposed by local authorities and local zoning, building code and land-use regulations. There can be no assurance that the Company will be able to comply with any such laws or regulations or that amendments to existing laws and regulations or new laws and regulations will not be enacted in the future that could require the Company to alter methods of operations at costs that could be substantial. Failure to comply with such laws or regulations could have a material adverse effect on the Company.

         FOREIGN CURRENCY AND FOREIGN EXCHANGE REGULATION. The Polish economy has been characterized by high rates of inflation and a gradual devaluation of the Polish currency against the dollar and European currencies. The Polish government has adopted policies that slowed the annual rate of inflation from approximately 250% in 1990 to approximately 13.2% in 1997. The only legal currency in Poland is the zloty and the year-end exchange rate for the zloty was 2.468, 2.873 and 3.514 zlotys in 1995, 1996 and 1997, respectively. As of June 30, 1998, the exchange rate was 3.509 zlotys per dollar. There can be no assurance that further devaluation of the zloty will not have a material adverse effect on the Company's operations in Poland. The Company and its subsidiaries will require substantial amounts of United States dollars and/or other European currencies. The Company is required to pay royalty and franchise fees for both Burger King and Domino's in U.S. dollars. Additionally, the Company purchases certain supplies outside of Poland, which require payment in European or United States currencies. Because the Company's subsidiaries' revenues from operations are or will be in zlotys, the Company's subsidiaries' are subject to the risk that the value of the zloty will decline against such currencies. In addition, the Company's results of operation as reported in United States dollars may be significantly affected by fluctuation in the value of the zloty in relation to the United States dollar. The Company maintains substantially all of its funds in United States dollar denominated accounts and securities, in part, to protect such funds from declines in the value of the Polish zloty, and to ensure the accessibility to United States or European currencies. The Company does not currently engage or intend to engage in hedging. However, if circumstances change, the Company may seek to limit its exposure to the risk of currency fluctuations by engaging in hedging or other transactions, which transactions could expose the Company to substantial risk of loss. The Company has yet to formulate a strategy to protect the Company against currency fluctuations. There can be no assurance that the Company will successfully manage its exposure to currency fluctuations or that such fluctuations will not have a material adverse effect on the Company.

         RISKS ASSOCIATED WITH INVESTMENTS IN POLAND AND EMERGING MARKETS. Political, economic, social and other developments in Poland may in the future have a material adverse effect on the Company's business. In particular, changes in laws or regulations (or in the interpretation of existing laws or regulations), whether caused by change in the government of Poland or otherwise, could materially adversely affect the Company's operations and business. Currently, there are no foreign exchange controls on the repatriation of capital and dividends from Poland that would be applicable to the payment of dividends on the Common Stock, but there can be no assurance that foreign exchange control restrictions, taxes or limitations will not be imposed or increased in the future with regard to such payments. Due to the many formalities required for compliance with laws in Poland and the rapid changes that Polish laws have undergone in the 1990s, the Company may from time to time have violated, may be violating and may in the future violate, certain legal requirements, including provisions of labor, foreign exchange, customs, tax and corporate laws. The Company believes that any such violations have not had a material adverse effect upon the Company's business, results of operation or financial condition, but there can be no assurance that this will continue to be the case.

         Poland is generally considered by international investors to be an emerging market. In general, investing in the securities of issuers with substantial operations in markets such as Poland involves a higher degree of risk than investing in the securities of issuers with substantial operations in the United States, the countries of the European Economic Union ("EEC") or other similar jurisdictions. There can be no assurance that political, economic, social or other developments in other emerging markets will not have an adverse effect on the market value and liquidity of the Common Stock.

         DOWNTURN IN RUSSIAN ECONOMY. The Russian economy has recently experienced a significant downturn and the value of the ruble has dropped substantially against major currencies. There can be no assurances that the financial crisis in Russia will not affect Poland or the Polish economy. Additionally, if there is a negative effect on the Polish economy, there can be no assurances that the Company will not be materially adversely affected.

                                    DILUTION


         Certain of the Shares which may be sold hereunder will be acquired by the Selling Shareholders upon conversion of the 11% convertible senior subordinated discount notes (the "Convertible Notes"). The Convertible Notes are convertible into shares of Common Stock at any time after November 5, 1998. As of June 30, 1998, the net tangible book value of the Common Stock was $(.24) per share. If holders of the Convertible Notes convert their Convertible Notes into Common Stock at a time when the net tangible book value is less than the conversion price, such holders will experience dilution. The issuance of significant additional amounts of Common Stock upon conversion, or as dividends, may have an adverse effect on the price of the Common Stock, and may dilute the equity ownership of existing shareholders.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OR
                                PLAN OF OPERATION

General

         Management's Discussion and Analysis or Plan of Operation contains various "forward looking statements" within the meaning of the Securities Act of 1933 and the Securities And Exchange Act of 1934, which represents the Company's expectations or beliefs concerning future events including without limitation the following: fluctuations in the Polish economy; the company's continued ability to open restaurants and stores; ability of the Company to obtain financing on terms and conditions that are favorable; ability of the Company to improve levels of profitability and sufficiency of cash provided by operations, investing and financing activities. The Company cautions that these statements are further qualified by important factors that could cause actual results to differ materially from those contained in the forward looking statements, including without limitations, general economic and political conditions in Poland, the demand for the Company's products and services, changes in the level of operating expense and the present and future level of competition. Results actually achieved may differ materially from expected results included in these statements. For additional information, see "Risk Factors" above.

         As of December 31, 1997 and June 30, 1998, the Company had working capital of approximately $17,509,290 and $14,931,928 and Cash and Cash Equivalents of $18,642,335, and $11,018,674 respectively. The Company's working capital and cash position were significantly improved by the settlement of the certain litigation with Burger King Corporation ("BKC") in March 1997 coupled with recent debt consolidation, the Company's merger with Litigation Funding, Inc., and the placement of the Convertible Notes. Although IFFC believes that it has sufficient funds to finance its present plan of operations through January 31, 1999, the Company cannot reasonably estimate how long it will be able to satisfy its cash requirements. The capital requirements relating to implementation of the New BKC Agreement and the New Domino's Agreement are significant. Based upon current assumptions, IFFC will seek to implement its business plan utilizing its Cash and Cash Equivalents, and cash generated from restaurant and store operations. In order to satisfy the capital requirements of the New BKC Agreement and the New Domino's Agreement, IFFC will require resources substantially greater than the amounts it presently has or amounts that can be generated from its restaurant and store operations. There can be no assurance that IFFC will be able to obtain additional financing or that additional financing will be available on acceptable terms to fund future commitments for capital expenditures.


         IFFC currently operates ten Burger King restaurants and ten Domino's stores in Poland. IFFC has incurred losses and anticipates that it will continue to incur losses until, at the earliest, it establishes a number of restaurants and stores generating sufficient revenues to offset its operating costs and the costs of its proposed continuing expansion. There can be no assurance that IFFC will ever achieve profitability or be able to successfully establish a sufficient number of restaurants to achieve profitability.

         Burger King. IFFC currently operates its Burger King restaurant business in Poland through its Polish subsidiary, IFFP, and its wholly-owned Polish limited liability corporations, IFF Polska-Kolmer Sp.zo.o. and IFF-DX Management Sp.zo.o. IFFC operates its Domino's Pizza business in Poland through its two wholly-owned Polish subsidiaries, Krolewska Pizza, Sp.zo.o. ("KP") and Pizza King Polska, Sp.zo.o. ("PKP"). Unless the context indicates otherwise, references herein to IFFC include all of its operating subsidiaries.


         On March 17, 1995, IFFC and IFFP (collectively, the "IFFC Affiliates"), filed suit against BKC in the Eleventh Judicial Circuit Court of the State of Florida (the "BKC Litigation"). The IFFC Affiliates alleged, among other things, that BKC breached certain of its express and implied obligations under the old BKC development agreement and the existing franchise agreements (the "Franchise Agreements") pertaining to IFFP's nine Burger King restaurants. The IFFC Affiliates further alleged that in connection with BKC's sale of certain of its rights pursuant to the old BKC development agreement and the Franchise Agreements, BKC failed to timely deliver to the IFFC Affiliates a complete and accurate franchise offering circular in accordance with rules promulgated by the Federal Trade Commission. The IFFC Affiliates also alleged that BKC committed certain acts which constitute fraud and/or deceptive and unfair business practices. The IFFC Affiliates asked the court to, among other things, award them compensatory damages of not less than $15.0 million punitive damages and certain costs and expenses.

         In order to secure additional funds to finance the BKC Litigation, IFFC entered into two agreements specifically designed to assist it in financing the BKC Litigation. First, in January 1996, the IFFC Affiliates entered into an agreement to Assign Litigation Proceeds (the "Funding Agreement") with Litigation Funding, Inc. ("Funding"). This agreement was later amended in July 1996. Mitchell Rubinson, the Chairman of the Board and Chief Executive Officer of IFFC was also the Chairman of the Board, Chief Executive Officer and President and the principal shareholder of Funding. Pursuant to the amended Funding Agreement, Funding agreed to pay on behalf of the Company up to $750,001 (the "Amount") for all expenses (including attorneys' fees, court costs and other related expenses, but not judgments or amounts paid in settlement) actually incurred by or on behalf of the Company in connection with investigating, defending, prosecuting, settling or appealing the BKC Litigation and any and all claims or counterclaims of BKC against IFFC and/or IFFP. In consideration of the Amount, IFFC and IFFP each assigned to Funding a portion of any and all proceeds that they received from or in connection with the BKC Litigation or any related claim, demand, appeal, right and/or cause of action of the IFFC Affiliates.

         On March 11, 1997, BKC, IFFC, IFFP and Mitchell Rubinson, individually and on behalf of Funding, entered into a settlement agreement (the "Settlement Agreement"). In connection with the execution of the Settlement Agreement, IFFC and BKC entered into the New BKC Agreement and nine new franchise agreements. BKC paid to the Company $5.0 million (less $21,865 of royalties owed by IFFP to BKC for February 1997). In addition, BKC forgave $499,768 representing all monies owed to BKC by IFFP and IFFC through January 31, 1997. Under the terms of the Settlement Agreement, a portion of such proceeds, not to exceed $2.0 million was to be used to satisfy the legal fees and costs of IFFC and IFFP incurred in connection with the BKC Litigation, including IFFC's and IFFP's obligation under the agreement between IFFC, IFFP and Funding. Pursuant to such agreement, Funding received a payment (including interest) in the amount of $1,028,521 in connection with the Settlement Agreement. The remaining $3.0 million was used by IFFC and IFFP for the development of additional BKC restaurants in Poland or working capital for IFFP pursuant to the New BKC Agreement. All parties to the litigation stipulated to dismissal of the litigation and executed mutual releases.

         On July 14, 1997, IFFC and IFFC Acquisition, Inc., a wholly-owned subsidiary of the Company ("Acquisition Sub") entered into a Merger Agreement with Funding and Mitchell and Edda Rubinson, the sole shareholders of Funding. Under the terms of the agreement, Funding was merged with and into Acquisition Sub. The 25,909,211 shares of Common Stock of the Company received by the Funding shareholders pursuant to such merger was determined by dividing the $3,021,014 value assigned to Funding by the book value per share ($.1166) of the Company's Common Stock as of June 30, 1997, before reduction for the liquidation preference applicable to the outstanding shares of Preferred Stock.

         Domino's. In July 1997, the Company purchased KP and it wholly owned subsidiary, PKP, for nominal consideration and assumption of all liabilities, including the liabilities of KP to the Company under a $500,000 promissory note. KP currently owns the exclusive master franchise rights and commissary rights and PKP owns the individual store franchises for Dominos pizza stores in Poland. The acquisition was accounted for under the purchase method of accounting, and the net assets acquired are included in the Company's consolidated balance sheet based upon their estimated fair values at the date of acquisition. Results of operations of KP are included in the Company's consolidated statement of operations subsequent to the date of acquisition. The excess of the net assets acquired over the purchase price is accounted for as a reduction of furniture, equipment and leasehold improvements.

         The following unaudited pro forma summary presents the consolidated results of operations as if the acquisition had occurred at the beginning of the periods presented and does not purport to be indicative of what would have occurred had the acquisition actually been made as of such date or of results which may occur in the future.

                                                              Proforma                            Actual
                                                  -----------------------------------       -------------------
                                                       Year Ended December 31,                  Six Months
                                                      1997                  1996            Ended June 30, 1998
                                                  --------------       --------------       -------------------
      Total Revenues........................        $   673,191            $ 6,376,534           $ 3,723,796
      Net loss..............................        $(1,384,323)           $(2,564,233)          $(1,961,486)
      Basic and diluted net loss per share..             $ (.05)                $ (.43)               $ (.05)

Results Of Operations

         Six Months Ended June 30, 1998 vs. Six Months Ended June 30, 1997. During the six months ended June 30, 1998, KP and PKP generated $933,824 of store sales from their nine Domino's Stores and incurred Food and Packaging Costs of $331,099, Payroll and Related Costs of $203,650, Occupancy and Other Operating Expenses of $339,212 and Depreciation and Amortization of $98,179. As a percentage of sales, Food and Packaging Costs were 35.5%, Payroll and Related Costs were 21.8%, Occupancy and Other Operating Expenses were 36.3% and Depreciation and Amortization were 10.5%. Because the acquisition of KP and PKP were accounted for as a purchase, no amounts are included in the accompanying financial statements for the six months ended June 30, 1997.

         For the six months ended June 30, 1998 and June 30, 1997, IFFC generated Restaurant Sales of $3,689,022 and $2,752,559, respectively, which includes sales of $933,824 for the Domino's Stores in 1998. In United States dollar and Polish zloty terms, IFFC's Burger King Restaurant Sales increased by approximately .10% and 12.5%, respectively, for the six months ended June 30, 1998 as compared to the six months ended June 30, 1997. The increase is primarily attributable to the increase in the average check price per transaction resulting from the Company's menu price increase implemented in January 1998.

         During the six months ended June 30, 1998, IFFC incurred Food and Packaging Costs of $1,451,366, Payroll and Related Costs of $671,347, Occupancy and Other Operating Expenses of $1,065,085 and Depreciation and Amortization Expense of $520,379.

         Food and Packaging Costs applicable to Burger King restaurants for the six months ended June 30, 1998 and 1997 were 40.6% and 40.7% of Restaurant Sales, respectively. The .01% decrease as a percentage of Restaurant Sales is primarily attributable to improved product sourcing, coupled with an increase in Restaurant Sales.

         Payroll and Related Costs applicable to Burger King restaurants for the six months ended June 30, 1998 and 1997 were 17.0% and 16.0% of Restaurant Sales, respectively. The 1.0% increase as a percentage of Restaurant Sales increased primarily as a result of an increase in managerial salaries at the restaurant level in order to keep pace with the labor market.

         Occupancy and Other Operating Expenses applicable to Burger King restaurants for the six months ended June 30, 1998 and 1997 were 26.4% and 27.8% of Restaurant Sales, respectively. The 1.4% decrease as a percentage of Restaurant Sales is primarily attributable to the decrease in royalties payable to Burger King Corporation in accordance with the New BKC Agreement.

         Depreciation and Amortization Expense applicable to Burger King restaurants as a percentage of Restaurant Sales was 15.3% and 15.9% in the six months ended June 30, 1998 and 1997, respectively. The .6% decrease as a percentage of restaurant sales is primarily attributable to an increase in Restaurant Sales coupled with the fully depreciated status of certain assets still in use.

         General and Administrative Expenses for the six months ended June 30, 1998 (which includes $123,582 applicable to KP and PKP) and 1997 were 30.1% and 26.0% of Restaurant Sales, respectively. The 5.1% increase as a percentage of Restaurant Sales is primarily attributable to the addition of PKP, new hires and increased salaries and related benefits. For the six months ended June 30, 1998, General and Administrative Expenses were comprised of executive and office staff salaries and benefits ("Salary Expense") $466,766; legal and professional fees, office rent, travel, telephone and other corporate expenses ("Corporate Overhead Expense") $600,411, and depreciation and amortization $75,230. For the six months ended June 30, 1997, General and Administrative Expense included Salary Expenses of $248,681; Corporate Overhead Expenses of $418,226, and depreciation and amortization of $47,979.

         For the six months ended June 30, 1998 and 1997 Interest and Other Income was comprised as follows:

                                                                  Six Months Ended June 30,
                                                             -------------------------------------
                                                                   1998               1997
                                                                   ----               ----
           Interest income (expense)...............                 $539,969      $   70,193
           Management fee..........................                       --           9,580
           All other, net..........................                  (23,003)       (156,756)
                                                                    --------        --------
                    Total .........................                 $516,966        $(76,983)
                                                                    ========        ========

         All other, net includes various non-recurring charges and credits not specifically related to operating activity.

         Interest Expense is comprised as follows:

                                                                  Six Months Ended June 30,
                                                             -------------------------------------
                                                                   1998               1997
                                                                   ----               ----
           Interest Expense on 9% Subordinated
                Convertible Debentures....................          $124,020        $124,020
           Interest Expense on Note Payable to
                Litigation Funding........................                --          43,671
           Interest Expense on 8% Convertible
                Promissory Notes..........................                --          16,178
           Amortization of Debt Issuance Costs............           140,278          16,628
           Accretion of discount on 11% Convertible
                Senior Subordinated Discount Notes........         1,101,136              --
           Interest Expense on Bank Facilities............            49,108          72,674
                                                                  ----------       ---------
                    Total.................................        $1,414,542        $273,171
                                                                  ==========       =========

         Interest Expense exceeded Interest and Other Income by $897,576 and $350,154 for the six months ended June 30, 1998 and 1997, respectively. The primary reason for the increase for the six month period ended June 30, 1998, is due to the accretion of the Convertible Notes and the related amortization of debt issuance costs.

         IFFC's interest expense on bank facilities was $49,108 and $72,674 for the six months ended June 30, 1998 and 1997, respectively. The $23,566 decrease is attributable to IFFC's lower average level of borrowings under bank credit facilities during the six months ended June 30, 1998, coupled with lower interest rates.

         During the six months ended June 30, 1997, IFFC recorded a non-recurring gain of $1,327,070, or $.11 per share of IFFC's Common Stock in connection with the settlement of the BKC Litigation. As a result of the foregoing, for the six months ended June 30, 1998, IFFC generated a net loss of $(1,961,486) or $(.05) per share of IFFC's Common Stock compared to net income of $402,020, or $.02 per share of IFFC's Common Stock for the six months ended June 30, 1997.

         IFFC anticipates that it will continue to incur certain expenses in connection with its disputes with the Polish Fiscal Authorities. See "Business - Legal Proceedings."

         Year-Ended December 31, 1997 vs. Year-Ended December 31, 1996. During the period from acquisition in July through December 31, 1997, KP and PKP generated $612,757 of store sales from their four Domino's Stores and incurred Food and Packaging Costs of $220,328, Payroll and Related Costs of $155,135, Occupancy and Other Operating Expenses of $259,150 and Depreciation and Amortization of $107,171. As a percentage of sales, Food and Packaging Costs were 36.0%, Payroll and Related Costs were 25.3%, Occupancy and Other Operating Expenses were 42.3% and Depreciation and Amortization were 17.5%. Because the acquisition was accounted for as a purchase, no amounts are included in the accompanying financial statements for the year ended December 31, 1996.

         For the year ended December 31, 1997 and December 31, 1996, IFFC generated Sales of $6,083,011 and $5,486,178, respectively which includes sales of $612,757 for the Domino's Stores in 1997. Excluding the sales from Domino's Stores in 1997 and miscellaneous revenue from both years, Burger King restaurant sales increased by 0.6% in United States dollar terms and 22.3% in Polish zloty terms, for the year ended December 31, 1997 as compared to the year ended December 31, 1996. The increase is primarily attributable to improved marketing and general improvements in the Polish economy.

         During the year ended December 31, 1997, IFFC incurred Food and Packaging Costs of $2,256,447, Payroll and Related Costs of $912,147, Occupancy and Other Operating Expenses of $1,569,744 and Depreciation and Amortization Expense of $781,367.

         Food and Packaging Costs applicable to Burger King restaurants for the year ended December 31, 1997 and 1996 were 41.9% and 42.7% of Restaurant Sales (exclusive of miscellaneous revenue), respectively. The 0.8% decrease as a percentage of Restaurant Sales is primarily attributable to improved product sourcing, the implementation of tighter cost controls, a decrease in custom duties and import tax on paper goods coupled with an increase in Restaurant Sales.

         Payroll and Related Costs applicable to Burger King restaurants for the year ended December 31, 1997 and 1996 were 16.9% and 15.2% of Restaurant Sales (exclusive of miscellaneous revenue), respectively. The 1.7% increase as a percentage of Restaurant Sales increased primarily as a result of an increase in the minimum wage rate and related benefits in Poland effective January 1, 1997, coupled with increased wages for managers and assistant managers.

         Occupancy and Other Operating Expenses applicable to Burger King restaurants for the year ended December 31, 1997 and 1996 were 29.2% and 28.7% of Restaurant Sales (exclusive of miscellaneous revenue), respectively. The 0.5% increase as a percentage of Restaurant Sales is primarily attributable to an increase in advertising expense, and repairs and maintenance.

         Depreciation and Amortization Expense applicable to Burger King restaurants as a percentage of Restaurant Sales (exclusive of miscellaneous revenue) was 14.5% and 18.4% in the year ended December 31, 1997 and 1996, respectively. The 3.9% decrease as a percentage of restaurant sales is primarily attributable to the fully depreciated status of certain assets still in use.

         General and Administrative Expenses for the year ended December 31,1997 (which include $96,384 applicable to KP and PKP) and 1996 were 32.3% and 28.3% of Sales, respectively. The 4.0% increase as a percentage of Sales is primarily attributable to increased office rent, legal and accounting services, and an approximate $250,000 increase in the provision for disputes with Polish Fiscal Authorities. See "Business - Legal Proceedings." Excluding the $96,384 of General and Administrative expenses applicable to KP and PKP and the non-recurring provision of $250,000, General and Administrative expenses applicable to Burger King restaurants were 30.0% and 29.0% for the year ended December 31, 1997. General and Administrative Expenses were comprised of executive and office staff salaries and benefits ("Salary Expense") of $612,225; legal and professional fees, office rent, travel, telephone and other corporate expenses (including 250,000 non-recurring provision) ("Corporate Overhead Expense") of $1,250,151, and depreciation and amortization of $100,857. For the year ended December 31, 1996, General and Administrative Expense included Salary Expenses of $709,188; Corporate overhead expenses of $685,067, and depreciation and amortization of $156,874.

         For the year ended December 31, 1997, IFFC generated a net loss of $(1,252,850) or $(.05) per share of IFFC's Common Stock compared to a net loss of $(1,996,112), or $(.37) per share of IFFC's Common Stock for the year ended December 31, 1996. During the year ended December 31, 1997, IFFC recognized a non-recurring gain of $1,327,070 or $.05 per share of IFFC's Common Stock in connection with the settlement of the BKC Litigation.

         IFFC anticipates that it will continue to incur certain expenses in connection with its disputes with the Polish Fiscal Authorities. See "Business - Legal Proceedings" for a description of such matters.

         For the year ended December 31, 1997 and 1996 Interest and Other Income was comprised as follows:

                                                                      Year Ended December 31,
                                                                    ---------------------------
                                                                       1997             1996
                                                                    ----------      -----------
                   Interest income............................      $ 263,714          $ 51,949
                   Management fee.............................         18,190            21,173
                   Forgiveness of indebtedness................        329,465                 -
                   All other, net.............................       (134,316)           25,014
                                                                    ---------        ----------
                   Total......................................      $ 477,053          $ 98,136
                                                                    =========        ==========

         All other, net includes various non-recurring charges and credits not specifically related to operating activity. Interest Expense is comprised as follows:

                                                                                      Year Ended December 31,
                                                                                  ------------------------------
                                                                                     1997                1996
                                                                                  ---------           ----------
           Interest Expense on Subordinated Convertible Debentures...........     $ 248,040            $ 248,040
           Interest Expense on Note Payable to Litigation Funding............        73,767                    -
           Interest Expense on 8% Convertible Promissory Notes...............        16,178                    -
           Amortization of Debt Issuance Costs...............................        74,304               33,256
           Accretion of discount on 11% Convertible  Senior  Subordinated
                Discount Notes...............................................       354,588                    -
           Interest Expense on Bank Facilities...............................       178,721              165,265
                                                                                  ---------            ---------
                Total                                                             $ 945,598            $ 446,561
                                                                                  =========            =========

         Interest Expense exceeded Interest and Other Income by $468,545 and $348,425 for the year ended December 31, 1997 and 1996, respectively.

         IFFC's interest expense on bank facilities was $178,721 and $165,625 for the year ended December 31, 1997 and 1996, respectively. The $13,456 increase is attributable to higher borrowings under bank credit facilities during the current year.

Liquidity and Capital Resources

         IFFC's material commitments for capital expenditures in its restaurant and store business relate to the provisions of the New BKC Agreement and the New Domino's Agreement. On March 14, 1997, the New BKC Agreement was entered into between BKC and IFFC, which was then assigned by IFFC to IFFP on March 14, 1997; IFFC continues to remain liable for the obligations contained in the New BKC Agreement. Pursuant to the New BKC Agreement, IFFC has been granted the exclusive right until September 30, 2007 to develop and be franchised to operate Burger King restaurants in Poland with certain exceptions discussed below. Pursuant to the New BKC Agreement, IFFC is required to open 45 restaurants during the term of the agreement. Pursuant to the New BKC Agreement, IFFC is to open three restaurants through September 30, 1998, four restaurants in each year beginning October 1, 1998 and ending September 30, 2001 and five restaurants in each year beginning October 1, 2001 and ending September 30, 2007. As of August 15, 1998, IFFC had opened one Burger King restaurants pursuant to such schedule and is scheduled to open two additional restaurants in late August and in early September of this year. Additionally, pursuant to the New BKC Agreement, IFFC's subsidiary, IFFP, must maintain a net worth of $7.5 million beginning on June 1, 1999. For additional information regarding the New BKC Agreement, see "Business -- Burger King Division -- New BKC Agreement and Standard Franchise Agreements."

         On August 28, 1997, KP entered into the New Domino's Agreement granting KP the exclusive right to develop and operate and to sub-license Domino's Pizza stores and to operate a commissary for the Domino's system and the use of the Domino's and related marks in the operation of stores in Poland. As a condition to the New Domino's Agreement, IFFC contributed $2.0 million to KP. IFFC also agreed that any additional capital required above such amount will also be dedicated to KP as needed to permit KP to meet its development quotas. The term of the New Domino's Agreement will expire on December 31, 2003, and if KP is in compliance with all material provisions of the New Domino's Agreement, it may be extended for an additional 10 years in accordance with certain minimum development quotas which KP and Domino's may agree upon by execution of an amendment to the New Domino's Agreement. For additional information regarding the New Domino's Agreement, see "Business -- Domino's Division -- New Domino's Agreement and Standard Franchise Agreements."

         On November 5, 1997, the Company sold $27,536,000 in aggregate stated value at maturity of Convertible Notes in a private offering. At June 30, 1998, the notes are comprised as follows:

           Face amount of notes at maturity                                                  $ 27,536,000
           Unamortized  discount to be accreted as interest expense and added to               (6,080,184)
              the original principal balance of the notes over a period of three years       ------------
           Balance at June 30, 1998                                                          $ 21,455,816
                                                                                             ============

         The Company received net proceeds of approximately $17.7 million after reduction of the face of the Convertible Notes for unamortized discount of $7,535,908 and placement costs in the amount of $2.3 million. In addition to the placement costs incurred, the Company also issued to the placement agent 500,000 shares of Common Stock which were valued at $150,000. For additional information regarding the Convertible Notes, see "Description of Securities - Convertible Notes."

         To date, IFFC's business operations have been principally financed by proceeds from public offerings of IFFC's equity and debt securities, private offerings of equity and debt securities, proceeds from various bank credit facilities, proceeds from the sale of certain equity securities, the proceeds from the settlement of the BKC Litigation, and proceeds from the sale of the Convertible Notes.

         The June 15, 1996, December 15, 1996, and June 15, 1997 dividend payments with respect to the Series A 6% Convertible Preferred Stock were not declared or made on their respective due dates. As of December 31, 1996, $229,440 of preferred dividends were in arrears. On December 15, 1997, the Company issued 549,865 shares of Common Stock valued at $401,401 in payment of the dividends in arrears as of that date. At June 30, 1998, no dividends were in arrears.

         In June 1996, after considering various alternatives, including the market price for the Company's Common Stock, its trading volume and various time constraints, the Board authorized the issuance of 2.2 million shares of the Company's Common Stock for a total purchase price of $110,000 to Mitchell Rubinson and his wife Edda. The Company used the proceeds from the sale of the shares for payment of interest on the Company's 9% subordinated convertible debentures (the "Debentures").

         In September 1996, the Company had additional working capital needs and had incurred additional expenses in connection with the BKC Litigation. The Board of Directors of IFFC authorized the sale of 2.5 million shares of Common Stock at $.10 per share. Marilyn Rubinson, Jaime Rubinson and Kim Rubinson, the mother and daughters, respectively, of Mitchell Rubinson, the Company's Chief Executive Officer, purchased 250,000 shares each or a total of 750,000 shares in the offering.

         In November 1996, the Company had additional working capital needs. The Board of Directors of IFFC authorized the sale of 500,000 shares of Common Stock at $.10 per share. Jaime Rubinson purchased 250,000 shares and Kim Rubinson purchased 250,000 shares. In December 1996, IFFC had outstanding an interest payment of approximately $125,000 in connection with the Debentures and additional working capital needs. After considering various alternatives and factors, the Board of IFFC authorized the sale of 1.5 million shares of Common Stock of IFFC to Marilyn Rubinson, at $.10 per share.

         In January 1997, Mr. Rubinson and Edda Rubinson (his wife), Marilyn Rubinson, Jaime Rubinson and Kim Rubinson purchased $100,000, $300,000, $50,000 and $50,000 aggregate principal amount of convertible promissory notes, respectively. The notes bore interest at 8% per annum and were to mature on January 13, 1999. The notes were converted into shares of the Company's Common Stock at $.10 per share. The proceeds from the sale of the notes were used to fund the cost and expenses in connection with the Company's litigation against BKC and general working capital. In June 1997 the $500,000 principal amount of the convertible promissory notes was converted into 5 million shares of Common Stock.

         On March 14, 1997, IFFC issued a promissory note in the original principal amount of $2,198,494 to Funding as partial payment of amounts due to Funding in connection with the settlement of the BKC Litigation. On July 14, 1997, IFFC and Acquisition Sub entered into a Merger Agreement with Funding and Mitchell and Edda Rubinson, the sole shareholders of Funding. Under the terms of the Agreement, Funding was merged with and into Acquisition Sub. The 25,909,211 shares of Common Stock of the Company received by the Funding shareholders was determined by dividing the $3,021,014 value assigned to Funding by the book value per share ($.1166) of the Company's Common Stock as of June 30, 1997, before reduction for the liquidation preference applicable to the outstanding shares of Preferred Stock. The value assigned to Funding represents (i) the $2,198,494 plus accrued interest owed to Funding by the Company pursuant to a promissory note and (ii) $750,000 which represents 75% of the value attributable to the New BKC Agreement. Funding was entitled to receive 75% of the litigation proceeds, as defined, under its prior agreements with the Company.

         As of June 30, 1998 and August 11, 1998, the Company had $1,609,673 and $1,106,398, respectively, in Polish bank accounts with substantially all of such funds held as United States dollar denominated deposits. Substantially all of the Company's remaining cash including the net proceeds of the private placement is held in United States dollar accounts in United States Banks.

         IFFC has also financed its operations through the use of credit facilities, which credit facilities are described below. On September 30, 1996, PKP entered into a revolving credit facility with American Bank of Poland S.A ("AmerBank") totaling 100,000 zlotys (approximately $28,490 at June 30, 1998 exchange rates). The credit facility was renewed on May 27, 1998 and matures on June 1, 1999. The credit facility bears interest at a floating rate. The note is secured by the guarantee of IFFC. As of June 30, 1998, and August 11, 1998, the outstanding balance on the credit facility was approximately $2,113 and $12,288, respectively.

         On February 16, 1996, IFFP entered into a $300,000 line of credit with AmerBank, the proceeds of which may be used to finance IFFP's business operations. Pursuant to the line of credit, IFFC could make draws on the line of credit until June 30, 1996. IFFP is required to make interest payments on the outstanding principal amount of the credit facility at AmerBank's prime rate. IFFP is also obligated to pay AmerBank a 1% per annum commission on the daily average unutilized principal balance of the credit facility. Interest and commission expenses are payable monthly. The outstanding principal balance of the loan is payable in three quarterly installments of $100,000 commencing on March 31, 1998. The credit facility is secured by: (i) a promissory note of IFFP and (ii) a guarantee of IFFC. The balance of the credit facility was paid in full on September 9, 1997.

         On May 19, 1997, IFFC entered into a $999,000 credit facility with Totalbank which is collateralized by $999,990 of certificates of deposit. The credit facility bears interest at 6.5% per annum and matured on May 19, 1998. On May 18, 1998, the credit facility was renewed for three months under the same terms and conditions.

         On August 12, 1997, the Company executed two credit agreements with AmerBank. The first credit facility was in the amount of $950,000. The purpose of this facility was to consolidate existing debt owed to AmerBank totaling $300,000 with existing debt owed to Bank Handlowy of $650,000. Pursuant to the terms of the new loan, interest is payable monthly at the prevailing one month LIBOR rate plus 2.75%. Commencing in March 1998, the loan is to be repaid in monthly installments of $32,000 for twenty nine months with a balloon payment of $22,000 due at maturity (August 12, 2000). The loan is secured by all existing restaurant assets and the guarantee of IFFC. The balance of this credit facility as of June 30, 1998 and August 14, 1998 was $822,000 and $790,000, respectively.

         On April 2, 1998, PKP entered into a $300,000 development loan with AmerBank for the development of its Domino's stores. Borrowings under this credit facility may be made until December 26, 1998 and are secured by: (i) fixed assets of each new restaurant financed; and (ii) a guarantee of IFFC. The loan is required to be repaid in ten equal quarterly installments of $30,000 starting on December 26, 1998 with a final payment due at maturity (March 26,
2001). Interest is
paid monthly at the prevailing one month LIBOR rate plus 3 1/8%. This rate approximates 8.75% as of August 12, 1998. According to the terms of the agreement, the proceeds of the loan could be used to finance up to 50% of the costs of furnishing and commencing operation of Domino's stores operated by PKP. As of June 30, 1998 and August 10, 1998, approximately $167,769 and $202,276 was outstanding on the facility.

         On June 19, 1998, IFFP entered into a development loan in the principal amount of $1.3 million with AmerBank. The purpose of this loan is to provide partial credit for the development of new Burger King restaurants. Borrowings under this credit facility are to be made until June 18, 2000 and are secured by: (i) fixed assets of each new restaurant financed; and (ii) a guarantee of IFFC. The loan is scheduled to be repaid in thirty-five equal installments of $36,111, starting in June 2000, with a final payment of $36,115 due at maturity, which is May 18, 2003. Interest is to be paid monthly at the prevailing one month LIBOR rate plus 2.5%. According to the terms of the agreement, the proceeds of the loan are to be used to finance up to fifty percent (50%) of the costs of furnishing and commencing operation of Burger King restaurants operated by IFFP. As of June 30, 1998 and August 10, 1998, $102,098 and $440,534 was
outstanding on this credit facility.

         On December 28, 1995, IFFC increased its equity interest in IFFP from 80% to 85% by purchasing from the minority shareholder 5% (25% of the minority holdings) of the outstanding capital stock of IFFP in exchange for a $500,000 non-interest bearing obligation due in full on December 28, 1996. The obligation was paid in full in June 1997.

Impact of Inflation and Currency Fluctuations

         The official currency in Poland is the zloty. The value of the zloty is pegged pursuant to a system based on a basket of currencies, as well as all other economic and political factors that effect the value of currencies generally. The accounts of IFFC's Polish subsidiaries are maintained using the Polish zloty. At June 30, 1998, the exchange rate was 3.51 zlotys per dollar.

         IFFC's restaurant and store operations are conducted in Poland. The Polish economy has historically been characterized by high rates of inflation and devaluation of the Polish zloty against the dollar and European currencies. However, in the years ended December 31, 1996 and 1997, the rates of inflation and devaluation improved. For the years ended December 31, 1993, 1994, 1995, 1996, and 1997 the annual inflation rate in Poland was 35%, 32%, 21.6%, 19.5%, and 13.2% respectively, and as of December 31, 1993, 1994, 1995, 1996, and 1997 the exchange rate was 2.134, 2.437, 2.468, 2.872, and 3.514 zlotys per dollar, respectively. Payment of interest and principal on the Debentures, the Convertible Notes and payment of franchise fees to BKC and DPI for each restaurant and store opened are in United States currency. Additionally, IFFC is dependent on certain sources of supply which require payment in European or United States currencies. Because IFFC's revenues from operations will be in zlotys, IFFC is subject to the risk of currency fluctuations. IFFC has and intends to maintain substantially all of its unutilized funds in United States or Western European currency denominated securities and/or European Currency Units. There can be no assurance that IFFC will successfully manage its exposure to currency fluctuations or that such fluctuations will not have a material adverse effect on IFFC. Thus far, IFFC's revenues have been used to fund restaurant operations and IFFC's expansion. As a result, such revenues have been relatively insulated from inflationary conditions in Poland. There can be no assurance that inflationary conditions in Poland will not have an adverse effect on IFFC in the future.

Year 2000 Computer Issue

         The SEC has issued Staff Legal Bulletin No. 5 stating that public operating companies should consider whether there will be any anticipated costs, problems and uncertainties associated with the Year 2000 issue, which affects many existing computer programs that use only two digits to identify a year in the date field. The Company anticipates that its business operations will electronically interact with third parties very minimally, if at all, and the issues raised by Staff Legal Bulletin No. 5 are not applicable in any material way to the Company's business or operations. The Company and its operating systems are currently Year 2000 compliant and the Company intends that any computer systems that the Company may purchase or lease that are incident to the Company's business will have already addressed the Year 2000 issue. However, the Company has not fully assessed the impact of the Year 2000 issue on third parties with whom the Company has material relationships. The Company is currently formulating a contingency plan to address the Year 2000 issue with respect to its material third party relationships.

Recent Accounting Pronouncements

         The Company capitalizes start-up costs associated with opening new restaurant locations. Upon commencement of revenue producing activities at a restaurant location, the related capitalized start-up costs are amortized over one year. As of June 30, 1998 the Company had recorded approximately $465,000 of start-up costs which are included in prepaid expenses in the accompanying consolidated condensed balance sheet. Amortization expense for the six months ended June 30, 1998 and 1997 was $36,000 and none, respectively.

         On April 3, 1998 the American Institute of Certified Public Accountants issued Statement Of Position 98-5 ("SOP 98-5"), "Reporting on the Costs of Start-Up Activities." SOP 98-5 provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred. SOP 98-5 is effective for financial statements for fiscal years beginning after December 15, 1998. The impact of the initial application SOP 98-5 will be reported as a cumulative effect of a change in accounting principle. The Company intends to implement SOP 98-5 on January 1, 1999. As of June 30, 1998, the Company had capitalized approximately $350,000 of start-up costs that would be expensed under SOP 95-8.

         In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income." Comprehensive income includes net income and several other items that current accounting standards require to be recognized outside of net income. The Company does not have any material comprehensive income items reported outside its statement of operations for the six month periods ended June 30, 1998 and 1997. Therefore, the Company's net income for the six month periods ended June 30, 1998 and 1997 equals its comprehensive income for the same time periods.

         SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," was also issued by the FASB in June 1997. This statement establishes standards for reporting information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. The Company will adopt SFAS 131 effective December 31, 1998.

         SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," is effective for fiscal years ending after June 15, 1999. This statement established accounting and reporting standards that require that every derivative instrument be recorded in the balance sheet as either an asset or a liability at its fair value. The Company has adopted SFAS 133 for the three months ended June 30, 1998. The adoption of this statement did not have an impact on the Company's consolidated financial position since the Company does not presently have any derivative or hedging-type investment as defined in SFAS 133.

                                    BUSINESS

General

         The Company has, subject to certain exceptions, the exclusive right to develop franchised Burger King restaurants and Domino's Pizza stores in the Republic of Poland. The Company currently operates ten Burger King restaurants and ten Domino's stores. The Burger King restaurants and the majority of the Domino's stores are similar to their respective U.S. versions and are developed to the strict corporate standards set out in the respective development agreements and franchise agreements.


         The Company was incorporated in December 1991 as a Florida corporation to develop franchised Burger King restaurants in Poland. In May 1992, IFFC completed its initial public offering of approximately 1.5 million shares of Common Stock priced at $5 per share. In July 1997, the Company purchased 100% of KP and its wholly owned subsidiary, PKP, which controlled the exclusive development rights and franchises of Domino's pizza stores in Poland. The Company paid nominal consideration for KP and PKP and assumed all of their liabilities, including the liability of KP to the Company under a $500,000 promissory note. In September 1998, the Company purchased from Agros Investments, S.A., a Polish Company, the remaining 15% of the outstanding shares of IFFP for $1.5 million.

Burger King Division

         IFFC operates its Burger King division through International Fast Food Polska, Sp.zo.o., the Company's Polish subsidiary ("IFFP"), and its wholly owned Polish limited liability corporations, IFF Polska-Kolmer and IFF-DX Management. IFFP receives operational support from Burger King Corporation ("BKC") through BKC's London-based office in areas including site selection and construction review, operating systems and controls, marketing, sourcing of food and equipment, distribution and training, and other operational matters.


         Through IFFP, the Company currently operates ten Burger King restaurants. The restaurants, which operate under individual franchise agreements, are traditional free standing and/or attached drive-through restaurants with dine-in seating capacity ranging from 60 to 120 people. The typical store size is approximately 2,800 square feet and located near and in metropolitan areas and/or adjacent to a service station site. Currently all Burger King restaurants in Poland are operated by IFFP. There are no non-affiliated franchisees.

         The Company's Burger King restaurants offer hamburgers, cheeseburgers, french fries and soft drinks, and the Company anticipates that its future Burger King restaurants will offer other food items. The Company typically offers a Burger King meal for the zloty equivalent of approximately between $1.50 to $2.85, depending upon the menu items selected. The Company believes, to the extent a comparison is possible, that the prices it charges for meals are comparable to the prices charged by the Company's American-style fast food competitors in Poland.

         By October 1994, IFFC had opened eight Burger King restaurants in urban locations, including five in Warsaw, and had created an organizational infrastructure to manage future growth. During 1994, however, a dispute emerged between IFFC, IFFP and BKC regarding BKC's logistical development support and other matters which resulted in litigation between the parties commencing in March 1995. During the period from the beginning of the dispute with BKC in 1994 until its settlement, the Company curtailed its Burger King restaurant expansion and did not execute additional leases for new restaurant sites. In March 1997, IFFC, IFFP and BKC settled the litigation and, pursuant to the settlement, BKC and the Company entered into a new ten year development agreement.

         The Company's Burger King operations are managed by Joanna Makowska, who began her career with the Company in 1992. Pursuant to the requirements of the New BKC Agreement, Ms. Makowska is Director of Operations of the Burger King restaurants. Ms. Makowska is supported in Poland by a team of 201 full-time and 116 part-time employees as of June 30, 1998. In addition both Michael Welch and Leon Blumenthal have been approved by BKC as managing directors and are responsible for the development of restaurants pursuant to the New BKC Agreement.

         New BKC Agreement and Standard Franchise Agreement. Under the new ten-year development agreement with BKC (the "New BKC Agreement"), IFFP is required to open 45 "Development Units" prior to September 30, 2007. Each traditional restaurant or drive-through restaurant constitutes one Development Unit and each kiosk constitutes a quarter of a Development Unit. The schedule for IFFP's opening of the Development Units are as follows:

                                                                             Number of
                                                                         Development Units
                                                                           To Be Opened
                            Time Period                                 During Time Period
          ---------------------------------------------                 ------------------
          From the present through September 30, 1998                            3
          October 1, 1998 through September 30, 1999                             4
          October 1, 1999 through September 30, 2000                             4
          October 1, 2000 through September 30, 2001                             4
          October 1, 2001 through September 30, 2002                             5
          October 1, 2002 through September 30, 2003                             5
          October 1, 2003 through September 30, 2004                             5
          October 1, 2004 through September 30, 2005                             5
          October 1, 2005 through September 30, 2006                             5
          October 1, 2006 through September 30, 2007                             5
                                                                        ------------------
          Total units to be opened by September 30, 2007                        45

         As of August 31, 1998, the Company had opened two Burger King restaurants pursuant to the New Burger King Agreement. One additional Burger King restaurant is expected to open in early September of this year. There is no assurance, however, that the Company will be able to fulfill its remaining commitments pursuant to the BKC Development Agreement.


         Pursuant to the New BKC Agreement, IFFP is required to pay BKC a $1.0 million development fee unless IFFP is in compliance with the development schedule by September 30, 1999 and has achieved gross sales of $11.0 million for the preceding 12 months. If the development schedule has been achieved but gross sales are less than $11.0 million but greater than $9.0 million, the development fee will be $250,000. If the development fee is payable due to failure to achieve the performance targets described above, IFFP, at its option, may either pay the development fee or provide BKC with the written and binding undertaking of Mitchell Rubinson that the Rubinson Group will completely divest itself of any interest in IFFP and the Burger King restaurants opened or operated by IFFP in Poland within six months of the date that the development fee payment is due but not paid. Pursuant to the New BKC Agreement, the "Rubinson Group" has been defined to include any entity of which Mr. Rubinson, who is the Chief Executive Officer of the Company, directly or indirectly owns an aggregate interest of 10% or more of the legal or beneficial equity interest and any parent, subsidiary or affiliate thereof. Such divestiture of the Rubinson Group or Mitchell Rubinson could result in a change in control of the Company under the terms of the indenture governing the 11% convertible senior subordinated discount notes (the "Convertible Notes"). If a change in control is deemed to have occurred, the Company would be required to commence an offer to repurchase the Convertible Notes within 30 days of such change in control at a purchase price equal to 101% of the accreted value of such notes. Mr. Rubinson has personally guaranteed payment of the development fee.


         For each restaurant opened, IFFP is obligated to pay BKC an initial fee of up to $40,000 for franchise agreements with a term of 20 years and $25,000 for franchise agreements with a term of ten years. Each such fee is payable not later than 20 days prior to the restaurant's opening. Each franchised restaurant must also pay a percentage of the restaurant's gross sales, irrespective of profitability, as a royalty for the use of the Burger King system and Burger King trademarks. The annual royalty fee is 5% of gross sales. The restaurants must also contribute a monthly advertising and promotion fee of 6% of gross sales, to be used for advertising, sales promotion, and public relations. However, BKC has agreed to reduce the royalty fee to 2% through September 30, 1998, 3% through September 30, 2000 and 4% thereafter. Additionally, pursuant to the New BKC Agreement, if the Company exceeds its obligations under the restaurant development schedule, the royalty fee will be further reduced to 2% for the period from October 1, 1998 through

September 30, 2000 and to 3% thereafter. Payment of all amounts due to BKC pursuant to the franchise agreements is guaranteed by the Company.


         BKC may terminate rights granted to IFFP under the New BKC Agreement, including franchise approvals for restaurants not yet opened, for a variety of possible defaults by IFFP, including, among others, failure to open restaurants in accordance with the development schedule; failure to obtain BKC site approval prior to the commencement of each restaurant's construction; and failure to meet various operational, financial, and legal requirements, including the maintenance of IFFP's net worth at $7.5 million beginning on June 1, 1999. Upon termination of the New BKC Agreement, whether resulting from default or expiration of its term, BKC has the right to license third parties to develop and operate Burger King restaurants in Poland, or to do so itself.

         Specifically excluded from the scope of the New BKC Agreement are restaurants on United States military establishments. BKC has also reserved the right to open restaurants in hotel chains with which it has, or may in the future have, a multi-territory agreement encompassing Poland. With respect to restaurants in airports, train stations, hospitals and other hotels, IFFP has the right of first refusal with the owners of such sites. If IFFP is unable to reach a mutually acceptable agreement with such owners, BKC or its affiliates or designated third parties may initiate negotiations for such sites. IFFP and the Rubinson Group are restricted from engaging in the fast food hamburger restaurant business, without the prior written consent of BKC, which consent may not be withheld so long as IFFC and the franchises operating Burger King restaurants by designation of IFFC are adequately funded.

         Subject to certain exceptions, as long as IFFC is a principal of IFFP, BKC has the right to review and consent to equity issuances by IFFC. Such consent is not to be unreasonably withheld, provided that IFFC has complied with all reasonable conditions established by BKC in connection with the proposed sale or issuance of applicable equity securities by IFFC.

         The Company has obtained all required BKC, government and regulatory approvals and permits for its first ten restaurants.



         New Co-Development Agreements. The Company intends to develop a majority of the new Burger King restaurants in conjunction with oil companies which are presently expanding throughout Poland. In July 1997, IFFP executed letters of intent with Dupont-Conoco and British Petroleum ("BP") for the co-development of Burger King restaurants and service stations throughout Poland. In connection with the execution of such letters of intent, Dupont-Conoco and BP will each provide IFFP with multiple packages of between five and 10 development sites per package. The letters, although not binding, state that these sites will be available to IFFP to lease for a specific term plus option periods at IFFP's discretion subject to Burger King approval. IFFP anticipates these locations will open in 1998 and beyond. Rental terms will be based on a minimum monthly rental fee and/or a percentage of sales.



         In September 1997, IFFP entered into an agreement with Statoil Polska ("Statoil") to develop up to 22 Burger King restaurants on Statoil service station properties in Poland. IFFP, in coordination with BKC, has executed three leases with Statoil and is presently evaluating various additional sites to determine which are feasible for the development of Burger King restaurants.



         On January 30, 1998, IFFP entered into three 20-year lease agreements with BP to construct three Burger King restaurants in the cities of Torun, Tychy and Warsaw, Poland. All three sites will be free standing drive-through restaurants built adjacent to BP gas stations. Under the terms of the respective lease agreements, the Company's annual rental payments for each lease is calculated at 5.0% of its net sales or $30,000 ("minimum rent"), whichever is greater. The minimum annual rent payment is adjusted each year to represent 75% of the previous year's total rent paid. Each lease contains two 10-year options, exercisable by IFFP at its sole and absolute discretion, to renew under the same terms and conditions as the underlying lease. Each lease grants IFFP right of first refusal on the right to purchase the property from BP. The restaurant in Torun was opened in August 1998 and the Company expects to open the other two restaurants in the fourth quarter of 1998.



         On March 31, 1998, the Company commenced construction on its first development site with Dupont-Conoco. The site is adjacent to an existing Conoco Jet petrol station. The new restaurant is located in the town of Mikolow, which is in the southern region of Poland. The restaurant is a standard Burger King design with drive through facilities and has 60 interior seats and 20 exterior seats, along with an outdoor playground. The total costs associated with the restaurant were approximately $840,000, which costs included the construction of the restaurant building, as well as road and leasehold improvements, furniture, equipment, franchise fees and other pre-opening costs. The lease is for a term of 20 years and annual lease payments are 2.25% of net sales with no minimum. The restaurant opened on July 10, 1998.


         On April 30, 1998, IFFP entered into a 20-year sublease agreement with BP for purposes of constructing a Burger King restaurant in Plonsk, Poland adjacent to a BP gas station. Under the terms of the sublease agreement, the Company's annual rental payment is $30,000 ("minimum rent") or 5.0% of its net sales, whichever is greater. The minimum rent payment is adjusted each year to represent 75% of the previous year's total rent paid. The lease contains two 10-year options, exercisable by IFFP at its sole and absolute discretion, to renew under the same terms and conditions. Each lease grants IFFP the right of first refusal to purchase the property from BP. The Company expects to open the restaurant in September 1998.

         On July 1, 1998, IFFP entered into a 20-year lease with Statoil for purposes of constructing a Burger King restaurant in Pabianice, Poland, adjacent to a Statoil gas station. Under the terms of the lease agreement, IFFP's annual rental payment is $36,000 ("minimum rent") or 4.0% of its net sales, whichever is greater. The minimum rent payment is adjusted quarterly to the Polish inflation index. The lease contains a 10-year option, exercisable by IFFP at its sole and absolute discretion, to renew under the same terms and conditions as the underlying lease. The Company expects to open this Burger King restaurant in the fourth quarter of 1998.

         Additionally, on July 21, 1998, IFFP entered into two 20-year lease agreements with Statoil for purposes of constructing Burger King restaurants in Olsztyn and Racilborz, Poland. Under the terms of each lease agreement, the Company's annual rental payment is $36,000 ("minimum rent") or 4.0% of its net sales, whichever is greater. The minimum rent payment is adjusted quarterly to the Polish inflation index. Both leases contain a ten year option, exercisable by IFFP at its sole and absolute discretion, to renew under the same terms and conditions as the underlying leases. The Company expects to open these Burger King restaurants in the fourth quarter of 1998.

         The agreements and the letters of intent provide for the initial development of approximately 50 Burger King restaurant locations, plus additional locations in the future. However, there can be no assurance that the remainder of the transactions contemplated by such agreements and letters of intent will be consummated. The Company is in various stages of evaluating and developing these sites, 35 of which have received BKC approval. Presently, the Company has executed eight leases with the oil companies. In addition, the Company is currently negotiating with other international oil companies for the development of Burger King restaurants throughout Poland.

         Burger King Restaurant System. The Burger King restaurant system is one of the world's largest restaurant systems, with approximately 9,800 restaurants currently located in the United States and 55 foreign countries and territories around the world, including extensive company-owned and franchised operations in Europe. IFFC has no other affiliation or relationship with BKC other than as provided for in the New BKC Agreement.


         BKC has developed a restaurant format and operating system, which includes a recognized design, decor and color scheme for restaurant buildings; kitchen and dining room equipment and layout; service format; quality and uniformity of products and services offered; procedures for inventory and management control; and the Burger King marks, which include such trademarks, services marks and other marks as BKC may authorize from time to time for use in connection with Burger King restaurants. All Burger King restaurants are required to be operated in accordance with BKC standards. Most Burger King restaurants offer a substantially similar core menu, featuring flame-broiled hamburgers, cheeseburgers, french fries, and soft drinks. Other menu items may include salads, pastries, chicken sandwiches, fish sandwiches, ice cream sundaes, shakes and breakfast menu items. The Company's restaurant's menu has historically been more limited than the menus of the United States and many European Burger King franchises. Sandwich menu items account for the most significant amount of system-wide sales. Prices for the menu items are determined by the Company and, accordingly, may vary from other Burger King restaurants in other countries.


         The standard floor plan consists of a kitchen/preparation area and ordering counter and customer seating area, which must comply with specified BKC standards, is relatively flexible and can be located in an existing building or a specially constructed free-standing building with varying floor plans and configurations. The Company currently estimates that once space has been leased and made available to the Company, approximately 120 days are required to complete construction, obtain necessary licenses and approvals and open a restaurant. The Company currently estimates the cost of opening a restaurant to be approximately $450,000 to $1,000,000, including the construction and improvements, the initial franchise fee, furniture, fixtures, and equipment, opening inventories and staff training (this amount excludes the cost of land). Such estimates, however, vary depending on the size and condition of a proposed restaurant and the extent of leasehold improvements required.


         Burger King Restaurant Development. The Company's restaurant development strategy is to lease prominent traditional restaurant sites in major Polish metropolitan areas adjacent to gas stations on major thoroughfares. The Company continues to explore opportunities with others for the development of Burger King restaurants throughout Poland. The Company considers restaurant location to be critical to its success and devotes significant efforts to locating and evaluating potential sites. The site selection process involves an evaluation of a variety of factors, including demographics (such as population density); specific site characteristics (such as visibility, accessibility and traffic volume); proximity to activity centers (such as office or retail shopping districts and hotel and office complexes); and potential competition in the area. Company personnel inspect and approve a proposed site for each restaurant and a detailed site package is prepared for BKC review and approval prior to the execution of a lease. All sites are subject to the approval of BKC. The opening of restaurants is contingent upon, among other things, locating satisfactory sites, negotiating acceptable leases or similar rights to a site, completing any necessary construction, and securing required government permits and approvals.



         Advertising and Promotion. IFFP's franchise agreements with BKC provide that each franchised restaurant must spend 6% of its gross sales on advertising, sales promotion, and public relations. The Company contributes these funds into a self-administered marketing fund. All expenditures are based on a marketing plan created jointly by the Company and BKC, except for local store marketing programs. In addition, the fund reimburses the Company up to a certain amount for its marketing manager. As the number of the Company's Burger King restaurants increases, the Company believes that the increased advertising funds will provide the financial resources necessary to conduct a fully integrated marketing effort using all advertising media.

         Sources of Supply. IFFP is substantially dependent upon BKC-approved suppliers for all of its food products and other supplies. Pursuant to the New BKC Agreement and the standard franchise agreements, all of these supplies must be of a quality and conform to specifications acceptable to BKC. Additionally, IFFP currently obtains its restaurant furniture and fixture, prefabricated kitchen equipment and point of sale equipment in Poland and obtains other equipment and paper products from BKC-approved sources in the United States and Europe.

         IFFP has established BKC-approved lines of supply for all major ingredients used in its menu with substantially all of its inventory needs sourced in Poland and employs a BKC-approved quality inspector who monitors the quality of the supplies obtained from third-party vendors. The Company believes local sourcing is important because it avoids expensive import duties and taxes. IFFP has entered into multi-year supply contracts with its major suppliers of soft drinks, buns, meat patties and condiment supplies. In addition, IFFP has entered into a long term agreement for the distribution of its supplies to each of its restaurants throughout Poland. The distributor has been the Company's comprehensive logistics and distribution coordinator since 1994, providing state of the art inventory and cost controls to complement IFFP's point of sale system, which electronically disseminates information on a daily basis, controls inventory levels and maintains promotional, marketing and food preference information. Shipments of food and supplies are delivered directly to the Burger King restaurants. IFFP maintains approximately a seven to 30-day inventory of food products and supplies for its Burger King restaurants.

         Restaurant Operations and Personnel. The Company operates its restaurants under uniform standards set forth in BKC's confidential operating manual, including specifications relating to food quality and preparation, design and decor and day-to-day operations. IFFP utilizes BKC training techniques and manuals and solicits the assistance and counsel of BKC personnel. IFFP is responsible, at its expense, for the translation of BKC manuals into Polish and pays BKC for certain support services relating to employee training in BKC facilities in Europe and the U.S. In addition, IFFP operates two BKC-approved training facilities in Poland. IFFP maintains financial, accounting and management controls for its restaurants through the use of centralized accounting systems, detailed budgets and computerized management information systems.

         The Company's President, Senior Vice President, Chief Financial Officer, Director of Operations and all key personnel reside in Poland. As of June 30, 1998, IFFP employed 201 full-time and 116 part-time employees. IFFP's restaurant managers are responsible for supervising the day-to-day operations of the restaurants, including food preparation, customer relations, restaurant maintenance, inventory and cost control and personnel relations. In addition, restaurant managers are responsible for selecting and training new crew personnel, who undergo on-the-job training.

         Trademarks. IFFC is authorized to use such trademarks, service marks and such other marks as BKC may authorize from time to time for use in connection with Burger King restaurants (collectively, the "Burger King Marks"). BKC has applied for and received trademark registrations in Poland for the "Burger King" logo, the words "Burger King" and the word "Whopper." Under the terms of the New BKC Agreement and the individual franchise agreements, IFFC is required to assist in the defense of any action relating to the right to use or the validity of the Burger King Marks and to cooperate in the prosecution of any action to prevent the infringement, imitation, illegal use or misuse of the Burger King Marks or the Burger King system. BKC is obligated to bear the legal expenses and costs incidental to IFFC's participation in any such action. However, BKC has made no warranty or representation that the Burger King Marks will be available to IFFC on an exclusive basis or at all.

Domino's Division


         On July 18, 1997, the Company acquired all of the outstanding shares of Krolewska Pizza Sp.zo.o. ("KP") and Pizza King Polska, Sp.zo.o.("PKP"), for nominal consideration and assumption of all liabilities, including the liabilities of KP to the Company under a $500,000 promissory note. KP and PKP control the exclusive development rights and franchises, respectively, for Domino's pizza stores in Poland pursuant to a new Master Franchise Agreement (the "New Domino's Agreement") with Domino's Pizza International, Inc. ("DPI"), a wholly-owned subsidiary of Domino's Pizza, Inc. ("Domino's"), which was executed in August 1997. KP has also entered into a commissary agreement with DPI (the "Commissary Agreement") pursuant to which KP has been granted the exclusive right to open and operate one or more commissaries for all Domino's stores in Poland for the term of the New Domino's Agreement and any renewal term.

         Through PKP, the Company operates ten Domino's stores, all of which are located in Warsaw. These stores, which operate under individual franchise agreements, feature carry-out services and delivery services to all customers who can be reached in approximately 30 minutes. The stores also provide limited customer seating. The typical Domino's store size is approximately 1,000 square feet and located in a residential area with a high base of telephone installations. One such store shares space with an existing Burger King restaurant.

         The Company's Domino's stores offer various types of pizza, soft drinks, salads, sandwiches, breadsticks and ice cream, and the Company anticipates that its future Domino's stores will offer other food items. The Company typically offers pizzas for the zloty equivalent of approximately between $4.23 to $9.00, depending upon the size of the pizza and the number of toppings selected. The Company believes, to the extent a comparison is possible, that the prices it charges for meals is comparable to the prices charged by the Company's American-style fast food competitors in Poland.

         The Company's Domino's operations are managed by Andrzej Janus, who began his career with PKP in 1993 as a manager of a Domino's store. In 1994, Mr. Janus was promoted to District Manager where he supervised all managers and assistant managers of PKP's Domino's stores in Poland. The New Domino's Agreement requires KP to designate a full-time general manager, acceptable to DPI, to be responsible for the Domino's stores to be developed pursuant to the agreement. On August 28, 1997, KP designated and DPI approved Andrzej Janus as its General Manager. Mr. Janus is supported by a team of 159 full-time and 79 part-time employees as of June 30, 1998.


         New Domino's Agreement and Standard Franchise Agreement. The relationship between the Company and Domino's is governed principally by the New Domino's Agreement and the individual Domino's store standard franchise agreements. Pursuant to the New Domino's Agreement, the Company has the exclusive right to develop, operate and franchise Domino's stores in Poland, and KP is required to open an additional 40 Domino's stores prior to December 31, 2003. Pursuant to the New Domino's Agreement, the schedule for KP's opening of new Domino's stores is as follows:


                                                                         Number of Stores
                                                                           To Be Opened
                              Time Period                               During Time Period
          ------------------------------------------------              ------------------
          August 1, 1997 through December 31, 1997                               1
          January 1, 1998 through December 31, 1998                              5
          January 1, 1999 through December 31, 1999                              6
          January 1, 2000 through December 31, 2000                              7
          January 1, 2001 through December 31, 2001                              8
          January 1, 2002 through December 31, 2002                              9
          January 1, 2003 through December 31, 2003                             10
                                                                                --
          Total stores to be opened by December 31, 2003                        46


         As of August 31, 1998, the Company had opened six Domino's stores pursuant to the New Domino's Agreement. Although the Company has satisfied its development requirements for 1998, there is no assurance that the Company will be able to fulfill its remaining commitments under to the New Domino's Agreement.

         With respect to each operating Domino's store, KP is required to pay an initial franchise fee and a monthly royalty fee equal to a percentage of each store's gross sales, net of taxes, irrespective of profitability. KP's royalty payments to DPI are payable in U.S. currency, or at DPI's option, in local currency. Although DPI may elect to accept payment in alternative currencies if payment in U.S. currency is prohibited by applicable law, DPI may terminate the New Domino's Agreement if KP is unable to pay DPI in U.S. currency for a period of one year. Pursuant to the New Domino's Agreement, Domino's received $300,000 as a non-refundable development fee and the Company invested $2.0 million in KP.

         Under the terms of the New Domino's Agreement, Domino's is required to provide, on an ongoing basis, all information and materials necessary to make KP familiar with the Domino's system and the methods used to operate and manage Domino's stores and commissaries, including, without limitation, plans and specifications for Domino's stores and commissaries, site selection criteria, advertising and marketing plans, methods and procedures for the preparation, serving and delivery of food and beverages and management control systems. Such information is to be provided by DPI to the Company in the form of the Domino's Operations Manual, memoranda or through consultations with Domino's experienced staff members.

         Domino's has reserved the right to review and audit certain of KP's operations, financial and tax accounting reports, statements and returns. Domino's may terminate rights granted to KP under the New Domino's Agreement, including franchise approvals for stores not yet opened, for a variety of possible defaults by KP, including, among others, failure to open Domino's stores in accordance with the schedule set forth in such agreement; failure to obtain Domino's site approval prior to the commencement of each Domino's store's construction; failure to obtain Domino's approval of any non-affiliated franchisee; and failure to meet various operational, financial, and legal requirements set forth in the agreement and the standard franchise agreements. Upon termination of the New Domino's Agreement, whether resulting from default or expiration of its terms, Domino's has the right to license others to develop and operate Domino's stores in Poland, or to do so itself. If KP fails to meet its development schedule during the initial term of the agreement or any successor development term, KP would lose its rights to develop and franchise additional Domino's stores, but would be entitled to continue to act as a master franchiser and a franchisee with respect to all franchise agreements theretofore granted and executed. Under certain other circumstances of default, Domino's has the right to terminate the New Domino's Agreement and force the sale of, at the then current market value, all of KP's rights and interests as a master franchiser of Domino's stores and all of the assets of each Domino's store controlled by KP.

         To purchase KP's rights and interests as a master franchisor, within ten days of termination of the New Domino's Agreement, Domino's is required to request an appraisal of all of KP's rights and interests as a master franchiser and is entitled to full access to all of KP's books and records. If KP and Domino's are unable to agree upon the fair market value of KP's rights and interests as a master franchiser within 30 days of Domino's request for appraisal, the fair market value is determined by an appraiser, which appraiser is selected according to a prescribed method and within 20 days after the expiration of the 30 days. The appraiser is required to submit an appraisal report within 60 days of his or her appointment and Domino's then has the option within 30 days of such submission to purchase all of KP's rights and interests as a master franchiser at the fair market value stated in the appraisal report. If Domino's exercises its option to purchase KP's rights and interests as a master franchisor, Domino's will also have the option for 30 days from the date of the termination of the New Domino's Agreement to give notice of appraisal, review KP's books and records, and purchase, at fair market value, all of the assets of each Domino's store controlled by KP. Fair market value of the assets of each Domino's store is determined through a process similar to that described above.


         Prior to the opening of each Domino's store, KP is required to pay Domino's a franchise fee and, as master franchisor, is required to enter into a standard franchise agreement with each franchisee (whether or not affiliated with the Company) (a "Franchisee") who will be operating a Domino's store. Each Franchisee and each Domino's store location is subject to the approval of Domino's, which approval may not be unreasonably withheld. The standard franchise agreement for a Domino's store has a ten-year term with a ten-year renewal option. During such periods the Franchisee is permitted to use the Domino's system in an exclusive area, free of competition from other Franchisees. With respect to each of its operating Domino's stores, a Franchisee is required to pay KP an initial franchise fee and a monthly royalty fee, as well as an advertising fee based on a percentage of the gross sales of each Domino's store, net of taxes, irrespective of profitability. The financial terms of the standard franchise agreement may be renewed at the expiration of the term if the Franchisee executes Domino's then current standard franchise agreement. A Franchisee's rights under a standard franchise agreement may not be transferred without the consent of KP and Domino's. PKP is currently the only Domino's store Franchisee in Poland. There are no non-affiliated Franchisees.

         Each Franchisee must comply strictly with the Domino's system, and the standards, specifications and procedures comprising such system may be changed from time to time. Each Domino's store must be constructed, equipped, furnished and operated at the cost and expense of the Franchisee in accordance with Domino's specifications. Each Domino's store is required to offer for sale only those pizza and beverage products authorized by Domino's. In addition, each Domino's store is obligated to offer delivery services to all customers within a prescribed delivery area, which delivery area is restricted to allow a delivery order to be satisfied within 30 minutes. All of the food products and other supplies used in Domino's stores must be of a quality that conforms to Domino's specifications. Compliance with requirements as to signage, equipment, menu, service, hygiene, hours of operation, data and voice communications and the like is similarly prescribed. Domino's and KP each reserve the right to enter each Domino's store, conduct inspection activities, and require prompt correction of any features that deviate from the requirements of the relevant standard franchise agreement. Similarly, KP has the right to review and audit each Franchisee's operations, financial and tax accounting statements, reports and returns. KP is obligated to use its best efforts to ensure that each non-affiliated franchisee complies with its franchise agreement and local laws and regulations.

         Under the terms of the standard franchise agreement, each Franchisee is entitled to receive from KP, on an ongoing basis, all information and materials necessary to make the Franchisee familiar with the Domino's system and the methods used to operate and manage Domino's stores. Domino's and KP require extensive training of Domino's store personnel. All Franchisees, or their designees, must successfully complete KP's Domino's store manager training program and any additional training programs required by Domino's or KP. Each Franchisee must implement a training program for store employees in accordance with training standards and procedures prescribed by Domino's and KP and must staff each Domino's store at all times with a sufficient number of trained employees.

         The standard franchise agreement provides that a Franchisee may not have any interest in, be employed by, advise or assist any other business that is the same as or similar to a Domino's store during the term of the agreement and, for a period of one year after termination or expiration of the franchise agreement, may not have any interest in, be employed by, advise or assist any other business that is the same as or similar to a Domino's store within ten miles of the Domino's store it had operated.

         KP may terminate the franchise agreement for any Domino's store for, among other things, failure to pay amounts due with respect to that Domino's store, failure to operate the Domino's store in accordance with prescribed operating standards, and persistent breaches. Upon termination, the Franchisee's rights to use the Domino's trademarks and Domino's store system terminate, and KP becomes entitled to assume the Franchisee's leasehold interest and purchase the Domino's store at the fair market value thereof.

         Domino's Commissary. In conjunction with its exclusive right to develop and franchise Domino's stores in Poland, the New Domino's Agreement grants the Company the exclusive right to develop and operate the commissaries from which all Franchisees in Poland will purchase food and supplies. Domino's has provided and has agreed to provide the Company, on an ongoing basis, all information and materials necessary to make the Company familiar with the methods used to operate and manage a Domino's commissary.


         In January 1995, KP commenced operations of the full-service commissary in approximately 1,500 square feet of the Jana Pawla Domino's store. The Company expects to open a new commissary in the first quarter of 1999, which will service approximately 60 Domino's stores. The Company will relocate its existing commissary equipment to the new facility and estimates the costs of opening a new facility to be approximately $640,000, including leasehold improvements, equipment, delivery trucks, dough trays and furniture and fixtures. The Company has the right to develop additional commissaries as needed. The Company intends to conduct all of its purchasing, distribution and main food supply operations from the new commissary.



         Domino's Store System. Domino's is one of the world's largest pizza delivery companies, with approximately 6,000 stores in over 60 countries. All Domino's stores are required to be operated in accordance with Domino's standards. Domino's stores feature carry-out services and delivery services to all customers located within prescribed service areas and offer a substantially similar core menu including various types of pizza and soft drinks. Other menu items include salads, sandwiches and breadsticks. Pizza accounts for the most significant amount of systemwide sales. Prices for Domino's menu items are determined by the various operators of Domino's stores and, accordingly, may vary throughout the Domino's store system. The Company has no affiliation or relationship with Domino's other than as provided for in the New Domino's Agreement.


         Domino's has developed a store format and operating system, which system includes a recognized design, decor and color scheme for store buildings; kitchen equipment and layout; service format; quality and uniformity of products and services offered; procedures for inventory and management control; and a delivery system. Domino's stores may incorporate varying floor plans and configurations and may be located in a specially constructed freestanding building or in existing buildings.

         The Company's initial Domino's stores are in existing buildings and range from 1,000 square feet to 2,500 square feet, depending upon whether only delivery and pick-up services are offered or counter service with limited seating for customers is also available. In the future, the Company intends to focus its efforts on the development of traditional Domino's stores which provide primarily delivery and pick-up services. Domino's stores developed by the Company should range in size from 900 to 1200 square feet. The Company estimates that once the space has been leased and made available to the Company, approximately 30 to 90 days are required to renovate, equip, furnish and obtain necessary licenses and approvals to open a Domino's store. The Company estimates the cost of opening a Domino's store to be between $125,000 and $200,000, including leasehold improvements, furniture, fixtures, equipment, the initial franchise fee and opening inventories (but excluding the cost of land). Such estimates may vary depending on the size and condition of a proposed Domino's store and the extent of leasehold improvements required.


         Domino's Store Development. To date, the Company has concentrated its efforts on the development of Domino's stores in Warsaw, Poland and expects to complete its development in Warsaw by the end of 1998, when it intends to focus most of its future Domino's store development efforts on other Polish cities. The Company considers a Domino's store location to be critical to its prospects and devotes significant efforts to the investigation and evaluation of potential leases and sites. The Company believes that the Domino's store concept may be successful in a wide variety of areas within a city. Accordingly, the site selection process involves an evaluation of a variety of factors, including demographics (such as population density); specific site characteristics (such as visibility, accessibility and traffic volume); proximity to activity centers (such as office or retail shopping districts and apartment, hotel and office complexes); potential competition in the area; construction or renovation costs; and lease terms and conditions. Because traditional Domino's stores provide delivery and pick-up services only, the Company has sought and seeks to place Domino's stores in metropolitan areas with adequate levels of telephone ownership. Company personnel inspect and approve a proposed site for each Domino's store prior to the execution of a standard franchise agreement and store lease.



         Advertising and Promotion. The Domino's standard franchise agreement provides that each Franchisee will contribute a monthly advertising and promotion fee equal to 4% of its gross sales to a fund self-administered by each

Franchisee to be used for advertising, sales promotion and public relations. Each Franchisee is responsible for using the proceeds of the advertising fund to develop and implement advertising and promotional plans, materials and activities on behalf of the Domino's stores in Poland, which plans, materials and activities are subject to Domino's approval. Non-affiliated franchisees will be permitted to conduct their own advertising and promotion subject to the Company's and Domino's approval. Domino's is required to provide certain advertising and promotional assistance to the Company. The Company believes that certain marketing methods that have proven successful for Domino's are adaptable to the Polish market. Most marketing efforts by currently operating Domino's stores in continental Europe have been carried out on a local store basis, through newspaper coupons, flyers and similar media. As the number of the Company's Domino's stores increases, the Company believes that the increased advertising funds will provide the financial resources necessary to conduct a fully intregrated marketing effort using all advertising media.

         Sources of Supply. The Company is substantially dependent upon third parties for all of its capital equipment (including furniture, fixtures and equipment), food products, and other supplies. Pursuant to the New Domino's Agreement and the Standard Franchise Agreements, all of these supplies must be of a quality and conform to specifications acceptable to Domino's. The Company currently obtains substantially all of its supplies and food products, including cheese, soft drinks, cold cuts and paper products from Polish sources and maintains approximately a seven to 30 day inventory of food products and supplies for its Domino's stores. The Company currently obtains its store furniture and fixtures from sources in Poland and obtains its restaurant equipment, flour and tomato sauce primarily from Domino's approved sources in the United States and Europe. The Company currently has no written, long-term supply agreements. Shipments of food and supplies are delivered directly to the commissary or Domino's stores.

         Store Operations and Personnel. The Company operates its Domino's stores under uniform standards set forth in Domino's confidential Operations Manual, including specifications relating to food quality and preparation, design and decor and day-to-day operations. The Company's operations are similar to those of other Domino's stores. The Company hires Domino's store managers who are responsible for supervising the day-to-day operations of the Domino's stores, including food preparation, customer relations, store maintenance, cost control and personnel relations. In addition, Domino's store managers are responsible for selecting and training new employees, who undergo on-the-job training. As of June 30, 1998, the Company's Domino's division had 159 full-time and 79 part-time employees.

         To date, the Company believes that it has successfully attracted and trained local managers and other employees. The Company operates its own Domino's approved training facility in Poland, with assistance from Domino's. The Company maintains financial, accounting and management controls for its Domino's stores through the use of centralized accounting systems, detailed budgets and computerized management information systems.

         Trademarks. The Company is authorized to use such trademarks, service marks and such other marks as Domino's may authorize from time to time for use in connection with Domino's stores. Domino's has received trademark approval In Poland for certain marks including the "Domino's" logo and the words "Domino's Pizza."

Economic and Business Conditions in Poland

         Area and Population. Poland is one of the largest countries in Europe with a total land area of approximately 312,000 square kilometers. It shares land borders with Germany, the Czech Republic, Slovakia, Ukraine, Belorussia, Lithuania and the Russian Federation. Its population, which was estimated at approximately 39 million (as of June 30, 1998), makes it one of the most populous countries in Europe. Poland's population density was approximately 119 persons per square kilometer in 1998, with approximately 61% of the population living in urban areas. Poland has an extensive network of roads, railways and canals, and has four major ports on the Baltic sea.

         Economic Overview. Since the fall of the Communist government in 1989, Poland has embarked on a program of economic reforms, based on a transition to a market economy and private ownership. Eight years into its transition to a market economy, Poland has become the first former centrally planned economy in Central and Eastern Europe to end its recession and return to growth. Poland's transition-induced recession bottomed out in the second quarter of 1991, and by 1992, the downward trend in the economy was reversed.

         In the late 1980s, the Polish economy was dominated by the state sector and exhibited high inflation, administratively controlled prices, recession, increasing levels of external debt and multiple reschedulings of official and commercial debt, a large State budget deficit, a restrictive foreign exchange regime and a significant proportion of trade denominated in non-convertible currencies. On January 1, 1990, the first post-communist government introduced the "Economic Transformation Program" (also known as the "Balcerowicz Plan" after the first post-communist Minister of Finance). The radical economic reform program was designed to stabilize the economy and promote structural reforms. Key elements included the ending of state subsidies to state enterprises and eliminating administrative controls of most prices. After a significant decline in GDP in real terms, a sharp rise in unemployment in 1990 and 1991 and an acceleration in inflation in 1990, Poland returned to growth, with positive and increasing rates of GDP growth for the years 1992 to 1997.

         Currently, the private sector accounts for approximately 70% of GDP and more than 60% of employment and the Polish economy is generally characterized by lower rates of inflation, prices that are almost completely freed from administrative control, sustained growth, liberalized rules on foreign exchange transactions and a generally rising level of foreign exchange reserves.

         The economic recovery in Poland since 1992 has benefited most sectors of the economy. Unemployment which peaked in 1994 at 16% dropped to 13% in 1997. Real wages have grown during the last four years increasing 21% in 1997. Domestic demand has been driven by an increase in investment and private consumption and exports have increased, particularly since 1994. In addition, Poland also benefits from increasing productivity. A significant portion of the growing domestic demand, however, has been met through imports, resulting in a growing trade deficit.

         The composition of Poland's trade has changed dramatically since the 1980's, when trade with other countries belonging to the Council of Mutual Economic Assistance, an economic and trade organization sponsored by the former Soviet Union and including most of the former communist block ("COMECON"), accounted for nearly 50% of Poland's total trade. By 1997, the European Economic Union ("EU") accounted for approximately 70% of Poland's total trade, with Germany having become Poland's dominant trading partner. Although the composition of Poland's exports by category has remained broadly unchanged, there has been a major shift in the quality of exported manufactured goods to meet the expected standard of more competitive western markets.

         Poland's government has run a budget deficit throughout the 1990's, although since 1993 the deficit has remained below the annually set target, as well as below 3% of GDP. In recent years, the financing of the budget deficit has been secured mainly through the issuance of treasury securities on the domestic market with very limited recourse to external sources, and has been characterized by increasingly longer average maturities. Budgetary discipline has been maintained by cuts in areas such as defense, health care and education.

         In zloty terms, total public indebtedness at the end of 1997 grew to $185.4 billion; however; treated as a percentage of GDP, total public indebtedness declined from 87% at the end of 1993 to 51% at the end of 1997. In 1996, Poland settled its outstanding reciprocal obligations with Russia. In addition, since the early 1980's, Poland concluded a number of rescheduling agreements with the Paris Club, which groups creditors with state guarantees, and the London Club, a mutual insurance association for ship owners, which roughly cut in half Poland's foreign debt. In May 1997, Poland repurchased $1.69 billion of Brady Bonds issued in connection with its London Club debt rescheduling, reducing the outstanding amount of such indebtedness by over 20%.

         During the period of reform since 1992, successive governments have supported structural transformation of the economy directed at reforming state-owned enterprises, selling certain state-owned assets, modernizing the banking system and creating a modern capital market. The process of structural reform is ongoing and not all stated government goals have been achieved, In particular, the goal of selling state-owned assets through privatization began slowly and is only partially complete. Major privatizations conducted in 1997 include Bank Handlowy w Warszawie S.A., one of Poland's largest banks, and KGHM Polska Miedz S.A., which is Poland's largest mining company.

         In June 1994, the Council of Ministers and Parliament approved Poland's first medium-term economic program for the years 1994 to 1997. The program is embodied in a document prepared by the former Minister of Finance, Grzegorz Kolodko, called the "Strategy for Poland." The Strategy for Poland constitutes official government policy although it does not have the force of law.

         The Strategy for Poland identifies several key systemic challenges facing the Polish economy in the medium term, including reform of the social security system, reform of laws governing wage negotiations and labor relations especially with respect to employees of state-owned enterprises, acceleration of the privatization process, further reform of the financial sector with particular attention to the recapitalization of certain banks, reduction of unemployment and further reductions in inflation.

         In 1995, Poland formally acceded to the obligations under Article VIII of the International Monetary Fund (the "IMF") Articles of Agreement providing for full current account convertibility of the zloty. In 1996, Poland was accepted for full membership in the Organization for Economic Cooperation and Development (the "OECD"). In December 1991, Poland was accepted as an associate member of the EU. In 1994, Poland also submitted a formal application for full membership in the EEC. Given the country's relative political and economic stability, it is expected that Poland will be among the first Central or Eastern European countries to be admitted in the next phase of EU expansion.

         As a result of the economic reforms carried out during the 1990's, Poland currency meets certain (but not all) of the fiscal criteria applicable for participation in European Monetary Union ("EMU"). Poland is also a member of the Partnership for Peace initiative of the North Atlantic Treaty Organization ("NATO") and Poland received in July 1997 an invitation to become a full member of NATO (subject to satisfaction of certain conditions).

Recent Economic Performance of Poland


         Gross Domestic Total. In 1997, unofficial preliminary estimates of the Central Statistical Office indicated that GDP grew by 6.9% in real terms, following increasing real growth rates based on IMF estimates in 1994, 1995, 1996 and 1997 of 3.8%, 5.2%, 6.0% and 7.0%, respectively.


         Inflation. Although inflation has generally declined since prices were liberalized in the beginning of 1990, the rate of inflation in Poland is still high compared to Western Europe or the United States. The 1998 State budget includes an assumed rate of inflation for 1998 of 8.6%. The annual increase in the consumer price index ("CPI") has been continuously but gradually declining from a rate of almost 250% in 1990 to 13.2% in 1997. This decline has occurred together with increases in real GDP and decreasing unemployment. Similarly, the annual increase in the producer price index ("PPI") decreased from approximately 293% in 1990 to 10.8% in 1997. The following table sets forth the annual rates of consumer price inflation and producer price inflation as measured by percentage changes on an end-of-year to end-of-year basis for the years 1993 to 1997.


                                  Inflation: Annual Consumer and Producer Prices


                                                     1993(1)       1994        1995         1996        1997
                                                   ----------    --------    --------     --------    --------
Consumer Prices (CPI)..........................        37.6%       29.5%       21.6%        18.5%       13.2%

Producer Prices (PPI)..........................        35.9%       27.9%       18.9%        10.5%       10.8%

-------------------------
(1)   1993 figures include VAT with a maximum rate of 22%.

Source:  Central Statistical Office.

         Employment and Wages. Before 1989, unemployment was not officially recognized in Poland and over-employment was evident in many enterprises. By the end of the first quarter of 1994, registered unemployment had reached 16.7% of the labor force but by the end of that year it had decreased for the first time since 1990 to 16.0% of the labor force. At December 31, 1996 and 1997, registered unemployment was 13.6% of the labor force and 10.5% of the labor force, respectively.

         All employees, Polish and foreign, must be paid in zlotys. Foreign employees require work permits from local authorities, which are typically not difficult to obtain for executive or managerial employees, and are typically obtained in due course. Employers are required to pay a minimum wage. All wages are subject to payroll taxes payable by the employer, and income tax payable by the employee.

         Foreign Direct Investment. Subject to certain restrictions, the Polish Foreign Investment Law generally allows for full repatriation of capital dividends and profits by foreign investors. In general, foreign investors are not required to obtain any special permits to invest in Polish companies.

         Foreign Exchange Controls. The convertibility of the zloty is regulated by the Foreign Exchange Law of December 2, 1994 (the "Foreign Exchange Law"). The Foreign Exchange Law consolidates all existing foreign exchange rules and regulations, extends full convertibility of the zloty to all types of current account transactions, clarifies the status of foreign exchange banks, provides for use of the zloty in foreign trade transactions and includes the special drawing rights at the IMF ("SDRs") and the European Currency Unit ("ECU") within its definition of foreign currency.

Foreign Investment Law and Government Regulation in Poland

         General. The Polish Law of June 14, 1990 on companies with foreign participation (the "Foreign Investment Law") sets forth the legal requirements governing foreign investment in Poland. The Foreign Investment Law states that, unless provided otherwise, the Polish Commercial Code of 1934 (the "Commercial Code") is the commercial law generally applicable to domestic business. The Commercial Code governs corporate and partnership formation, governance and activity, and is generally similar to corresponding regulations of countries in the EU.

         Under the relevant portions of the Foreign Investment Law, a foreign investor may establish a limited liability company (roughly analogous to a closely held corporation in the United States), in which it will hold 100% of the shares; establish a limited liability company, with the equity jointly contributed by it and other foreign and/or Polish parties; or enter business in Poland through acquisition of stock of an existing Polish limited liability company. The Foreign Investment Law also governs foreign investment in "joint stock companies," which are roughly analogous to publicly held corporations in the United States. Because IFFC anticipates that its business in Poland will be conducted solely through one or more of its wholly owned limited liability companies for the foreseeable future, the following discussion addresses only limited liability companies.

         The Foreign Investment Law defines the range of economic activities in which a limited liability company with foreign participation (a "CFP") may engage to include "participation in revenues from the operation of enterprises in the territory of the Republic of Poland." The Foreign Investment Law imposes authorization requirements and limits on the participation of CFP's in a limited number of sectors of the economy. IFFC's development and operation of restaurants is not included in one of those enumerated sectors, and do not require special licensing. Moreover, access to raw materials and supplies in the domestic market is afforded without distinction as to cooperatives and state enterprises on the one hand, and private business entities, including a CFP, on the other. All private business entities have equal access to raw materials and labor and are treated equally for tax purposes. A CFP is free to set prices for its products and services.

         A CFP must comply with certain formal requirements preceding the commencement of revenue producing activities, which formal requirements have been complied with by IFFC's subsidiaries. The Founding Act of a CFP (essentially equivalent to articles of incorporation and bylaws in the case of a CFP that is a 100% owned subsidiary) must be prepared and executed before a notary public (who is a lawyer and who reviews the Founding Act as to its compliance with applicable law) in the form of a Notarial Deed. The CFP must then be registered by the District Court responsible for the conduct of the Commercial Register. The registration process for a newly formed CFP generally takes from one to three months. The CFP commences its legal existence upon registration. The CFP must then register with the Local Statistical Office to obtain a National Economy Code Number ("REGON") and register with the Treasury Office to obtain a Tax Indemnification Number ("NIP"). Without a REGON and a NIP, a CFP may not complete mandatory registration with the local Fiscal Office and Social Security Office, and may not open bank accounts or proceed with customs clearance. These formal requirements are identical to those required for a domestic Polish limited liability company without foreign participation.

         Contribution to Capital. Other than pursuant to provisions of the Commercial Code generally applicable to all limited liability companies, there is no minimum level of investment required of a CFP. The minimum capital required for establishment of any limited liability company is 4,000 zlotys (approximately $1,139 at June 30, 1998 exchange rates), which must be made in Polish currency obtained from the sale of convertible currency (including United States or West European funds) to a foreign exchange bank, or, to the extent designated in the CFP's Founding Act, through in-kind, nonmonetary contributions that are transferred from abroad or purchased with Polish currency obtained from the sale of convertible currency to a foreign exchange bank. To the extent designated in the CFP's Founding Act, fixed assets may constitute in-kind, non-monetary contributions to equity.

         Taxation. A CFP is subject to the same taxes, and general tax reductions, as domestic Polish companies without foreign participation since tax exemptions specifically reserved for foreign investors or companies with foreign participation were no longer available after January 1, 1994, and such tax exemptions can only be utilized if the right to such exemptions was acquired prior to January 1, 1994. A CFP is subject to corporate income tax, VAT, which is known in Poland as the "Tax on Goods and Services," and excise tax and, depending on the nature of its business activities, may also be subject to real estate tax, local tax, and stamp duty. The corporate income tax rate was 38% of taxable income until December 31, 1997 and is currently 36%. The rate is generally calculated by the extent to which revenues exceed expenses, including operating losses, which may be carried forward for three years. The shareholder of a limited liability company is liable for any income taxes not paid by the company.

         Goods and services (with certain exceptions not relating to CFP), including imported goods and services, are subject to a VAT tax. Certain commodities like liquors and automobiles are subject to excise tax, based on the value of such items. With respect to imports, the value of such items is equal to the customs' value plus any customs' duties. The VAT basic rate is 22%, but in the case of certain products, it is reduced to 7% or eliminated entirely. Under the VAT system, credit is given for VAT paid against VAT collected.

         A CFP's employees are subject to a personal income tax, and a CFP is required to make contributions for employees' health and pension insurance, commonly referred to as the social security fund. Currently, an employer must remit to the social security fund, the unemployment fund and the Fund of Guaranteed Employees' Payments 45%, 3% and 0.2%, respectively, of the amount of wages paid to an employee before withholding for personal income tax. Both Polish and foreign employees are governed by the same social security, health, pension, and unemployment insurance provisions.

         Currently, dividends are taxed at the rate of 20%. However, Poland has executed a bilateral tax agreement with the United States, pursuant to which the tax on dividends of corporations in which at least 10% of the voting stock is held by a United States corporation may not exceed 5%. Thus, though current regulations would otherwise provide for a 20% tax on dividends, taxes on dividends paid by a CFP which is a subsidiary of IFFC will be at the rate of 5%.

         Customs Duties and Import Restrictions. Customs duties on imported goods are regulated by the Customs Law of 1989 (as amended). The tariff is coordinated and integrated with international regulations and the provisions of the General Agreement on Tariffs and Trade ("GATT"). IFFC's operations may be subject to various levels of customs duties on certain types of items imported into Poland. Customs duties and other similar fees, however, are not levied on non-monetary, in-kind contributions to capital, provided that such contributions constitute "fixed assets" and are not disposed of during the three-year period following customs clearance. Although IFFC has contributed as capital substantially all of its subsidiaries' furniture, fixtures and equipment, there can be no assurance that such equipment will ultimately qualify as "fixed assets" for purposes of this exclusion.

         On February 4, 1994, the Parliament passed a law imposing countervailing duties on certain agricultural and food products imported from abroad, which law became effective as of April 14, 1994. The law is intended to protect local producers by increasing the cost of importation of certain agricultural and food products, such as meat, milk, wheat flour, processed tomatoes, vegetable oil, pork, poultry and dairy products, through the imposition of countervailing duties up to a level comparable to the local prices of such products as determined by the Minister of Agriculture. In January 1997, a new custom law was enacted with the initial plan to make it effective on July 1, 1997. This effective date, however, was postponed by the Polish Parliament to January 1, 1998. The new customs law is consistent with the EEC's customs regulations. IFFC currently purchases most of its products in Poland and accordingly these duties presently have minimal impact on IFFC's costs.

         Central European Free Trade Association. The Central European Free Trade Association ("CEFTA") was established on December 21, 1992, and became effective on March 1, 1993. The purpose of CEFTA was to increase trade between Eastern and Central European countries including Poland, Czech Republic, Slovakia, and Hungary. Originally the CEFTA agreement called for a free-trade zone by the year 2001. However, in August 1995, the foreign ministers met and agreed to amend the original agreement. The amendment shortened the time period for reducing customs duties and taxes on certain categories (of goods). As of January 1996, customs duties on approximately one third of all agricultural products traded between the CEFTA have been eliminated. Included in this category for 1996 were citrus fruits, coffee, tea, rice, bread, flour, fish and corn. As of January 1, 1998, customs duties and taxes on all agricultural products traded between the CEFTA were eliminated.

         Polish Currency and Foreign Exchange. As of January 1, 1995, the National Bank of Poland introduced a new denomination of its currency unit which is named a "zloty" (a "zloty"). New zlotys are equivalent to 10,000 old zlotys ("old zlotys"). Old zlotys remained legal tender until December 31, 1996, after which date they have been exchangeable at certain banks. The only currency that may be used in Poland is the zloty. The value of the zloty is determined pursuant to a system based on a basket of currencies, as well as all other economic and political factors that effect the value of currencies generally.

         Domestic persons and CFPs are entitled to hold foreign currency acquired through the conduct of an economic activity in their own accounts. Foreign currency may only be converted into zlotys by selling the foreign currency to a foreign exchange bank. Proceeds from economic activities in Poland must be maintained in zloty denominated accounts, but may be converted into hard currencies for certain purposes as discussed below. Typically, the transfer of foreign currency abroad requires a foreign exchange permit, but no permit is required for the repatriation to foreign investors in hard currency of up to 100% of the profits of a CFP. On January 1, 1995, the new Polish Foreign Exchange Law became effective. The expressed objectives of the new law are (i) to apply uniform standards to all Foreign Exchange Banks operating in Poland,
(ii) to create a legal framework for market valuation of the Polish currency, and (iii) to move toward full convertibility of the zloty. The new law is also designed to permit greater freedom on certain foreign trade transactions accounted for in Polish currency. Similarly, foreign investors may repatriate in foreign currency all proceeds of the sale or liquidation of equity interests in the CFP, all proceeds of the liquidation of a CFP, and compensation resulting from expropriation or similar government acts. The zloty is also tradable and exchangeable into foreign currency for the purpose of purchasing goods and services abroad. On June 30, 1998 the exchange rate was 3.51 zlotys per dollar as published in The Wall Street Journal. Foreign exchange banks are required to sell foreign currency to domestic persons, including a CFP, when such currency is needed for repatriation as set forth above, and to satisfy foreign currency obligations to foreign persons resulting from the purchase of goods and certain services. Foreign employees may repatriate their after-tax earnings in hard currencies without having to obtain an individual foreign exchange permit.

         Reporting and Audit. The balance sheet and profit and loss statements of a CFP must be prepared in accordance with Polish accounting principles and in compliance with the requirements of the Commercial Code. As Poland becomes more integrated with the EEC, it is anticipated that its financial reporting requirements will become substantially similar to generally accepted accounting principles in the EEC, which are generally similar to those in the United States. For financial reporting purposes in the United States, IFFC prepares their financial statements in accordance with U.S. generally accepted accounting principles.

         Leases and Purchase of Land. A CFP may lease real property from private parties without substantial restrictions. The acquisition of real property is regulated by the Acquisition of Real Property Estate by Foreign Persons Act of 24 March 1920. Because IFFC does not presently intend to acquire real property in Poland, these statutes are not described herein.

         Governmental Regulation of Restaurant Operations. Restaurant operations are subject to a number of national and local laws and regulations, primarily related to sanitation. All imported food products are subject to specific sanitary requirements. Restaurants are subject to national regulations relating to health and sanitation standards, generally implemented, administered and enforced at the local level. All properties are subject to local zoning, building code and land-use regulations. In general, necessary approvals and permits for restaurant operations are granted without undue delay, and are typically granted within 14 days of application therefor.

         Trademark Protection. Under Polish law, the registrant of a trademark in Poland acquires the exclusive right to use the trademark in commerce for goods and services covered by the registration. If the trademark is infringed, the registrant is entitled to demand injunctive relief, monetary damages, and seizure of infringing items. In general, the first applicant is entitled to the registration of a trademark from the date the application is filed with the Patent Office. Foreign nationals generally have the same rights as Polish citizens with regard to trademarks.

         United States-Poland Treaty. On March 21, 1990, the President of the United States and the Prime Minister of Poland signed a treaty concerning business and economic relations, which was ratified by both countries. The ratification instruments were exchanged in Warsaw on July 7, 1994 and the treaty became effective as of August 6, 1994. The aim of the treaty is to encourage and facilitate United States investments in Poland by providing internationally recognized protections and standards. The treaty sets certain minimum standards; in some cases, Polish legislation more favorable than that required by the treaty has been enacted.

United States Income Taxes

         In general, income of the Company's Polish subsidiaries will not be subject to United States federal income tax until it is distributed to the Company. When distributed, it will be includable in the Company's gross income to the extent it is paid out of a subsidiary's earnings and profits. The Company, however, may claim a foreign tax credit against its United States tax liability for Polish corporate income tax paid by the subsidiary and for Polish tax withheld from the dividend, subject to limitations. Because Polish corporate income tax, which is currently 36% of taxable income, exceeds the current maximum United States corporate income tax rate, the Company does not anticipate that significant United States Federal income tax will be payable on the income of its Polish subsidiaries. In certain circumstances, a portion of a Polish subsidiary's income may be included in the Company's gross income before it is distributed, although a foreign tax credit for Polish corporate income tax paid by the subsidiary would be available to the Company as if the income actually had been distributed.

Competition


         The Company operates in a highly competitive environment. In addition to facing competition from a number of American-style fast-food franchisors and/or their franchisees, including McDonald's, Pizza Hut, Kentucky Fried Chicken, and Taco Bell, the Company also encounters competition from a broad range of existing Polish restaurants and food service establishments, including local quick-service restaurants, offering American-style fast food. These restaurants sell products that are familiar to Polish consumers and that have achieved broad market acceptance. Additionally, it can be expected that, in the event of perceived initial market acceptance of American-style fast food concepts, there will be a rapidly increasing number of market entrants offering such products, including additional American franchisors and Polish or other companies seeking to imitate the American-style fast-food concepts. IFFC believes that it competes on the basis of price, service and food quality.

         Under the New BKC Agreement, BKC has reserved the right to open restaurants on United States military establishments and in certain hotel chains with which BKC has, or may in the future have, a multi-territory agreement encompassing Poland. The Company has the right of first refusal with respect to potential Burger King sites in airports, train stations, hospitals and other hotels. Many of the Company's competitors and potential competitors, particularly the major U.S. fast-food franchisors, possess significantly greater financial, marketing, personnel and other resources than the Company. There can be no assurance that the Company will be able to compete successfully.

Employees of the Company


         As of June 30, 1998, the Company had approximately 562 employees, including 365 full-time and 197 part-time employees. The success of the Company is dependent, in part, upon its ability to hire and retain additional qualified personnel. The Company continues to recruit personnel for its operations in Poland. The Company utilizes local employees to staff its restaurants. Such employees are not represented by labor unions. Substantially all of the Company's management and employees reside in Poland and speak Polish. Substantially all of the Company's management team in Poland is also able to communicate in English. Messrs. Rubinson, Welch, Martin, Scattergood and Blumenthal are not fluent in Polish. All members of the Company's senior management team have obtained the requisite Polish work permits and the President, Chief Financial Officer, Director of Operations and Director of Development reside in Poland.

Legal Proceedings


         As of July 1995, IFFP likely became subject to penalties for failure to comply with an amended tax law requiring the use of cash registers with certain calculating and recording capabilities and which are approved for use by the Polish Fiscal Authorities. As a penalty for noncompliance, Polish tax authorities may disallow certain value added tax deductions for July and August 1995. Additionally, penalties and interest may be imposed on these disallowed deductions. IFFP believes that its potential exposure is approximately $400,000, which amount was accounted for in its 1997 financial statements. IFFP has requested a final determination by the Polish Minister of Finance. The Company is unable to predict the timing and nature of the Minister's ruling. Although IFFP's NCR Cash Register System was a modern system, it could not be modified. IFFP has replaced the system with a new Siemen's system which complies with Polish regulations.

         The Company is not a party to any other litigation or governmental proceedings that management believes would result in any judgments or fines that would have a material adverse effect on the Company.

Properties

         Offices of the Company. The Company maintains its executive offices in approximately 2,500 square feet of leased office space at 1000 Lincoln Road, Suite 200, Miami Beach, Florida 33139. Annual lease payments under the lease are approximately $32,200. IFFC currently subleases approximately 800 square feet for an annual fee of $14,697. IFFC has exercised its second of three two-year renewal options under the lease, which expires in December 1998.

         On May 16, 1997, IFFP executed a lease for 4,000 square feet of office space located at UL. Wazchocka 1/3, Seg M.F., 03-934, Warsaw, Poland. This lease was terminated as of July 31, 1998 in order for the Company to relocate to more spacious offices. On April 29, 1998, IFFP executed a lease for approximately 4,680 square feet of space located at 16 Jagiellonska St., Warsaw, Poland. The annual rental payment is approximately $112,000 (at June 30, 1998 exchange rates), including common area charges. The agreement is for a five-year term. The Company has the right of first refusal in leasing the premises for subsequent annual periods, provided that the lessor is notified of the Company's intention to continue leasing the premises no later than six months before the expiration of the initial term. The Company relocated to such offices in July 1998.

         Thus far, the Company has not incurred nor does it anticipate incurring any material costs or expenses associated with compliance with the environmental laws of the United States or Poland.

         Burger King Stores. The following table sets forth, as of June 30, 1998, the name, location, opening date and lease or sublease expiration date (including all renewal options) for each of the Company's Burger King restaurants:

                                                                                     Lease
         Name                   Location                 Opening Date            Expiration
    --------------        --------------------        ---------------------    -----------------
    Galaxy                Warsaw, Poland              April 1993               (1)
    Kolmer                Warsaw, Poland              May 1993                 (1)
    Dantex                Warsaw, Poland              July 1993                (1)
    Salus                 Warsaw, Poland              December 1993            January 2009
    Lublin                Lublin, Poland              March 1994(2)            January 2014
    Parnas                Warsaw, Poland              March 1994               January 2009
    Kielce                Kielce, Poland              May 1994                 May 2013
    Katowice              Katowice, Poland            October 1994             November 2003
    Mikolow               Mikolow, Poland             July 1998                November 2017
    Torun                 Torun, Poland               August 1998              January 2018
    Czechowice            Czechowice, Poland          September 1998(3)        November 2038
    Plonsk                Plonsk, Poland              September 1998(3)        April 2018
    Pabianice             Pabianice, Poland           October 1998 (3)         June 2018
    Raciborz              Raciborz, Poland            October 1998 (3)         July 2018
    Olsztyn               Olsztyn, Poland             November 1998 (3)        July 2018
    Tychy                 Tychy, Poland               December 1998(3)         January 2018
    Stara Milonsna        Warsaw, Poland              December 1998(3)         January 2018

-----------------------
(1) Indicates lease is for an unlimited period of time, but may be terminated upon three months notice by the lessor, subject to certain conditions.
(2) Of the 245 square meters under lease, 20 square meters are under lease only until January 1999.
(3)  Expected opening.

         Domino's Stores. The following table sets forth, as of June 30, 1998, the name, location, opening date and lease or sublease expiration date (including all renewal options) for each of the Company's Domino's Stores:

                                                                                     Lease
         Name                   Location                 Opening Date            Expiration
    --------------        --------------------        ---------------------    -----------------
            Parnas                Warsaw, Poland          March 1994            January 2009
            Grojecka              Warsaw, Poland          May 1994              (1)
            Jana Pawla            Warsaw, Poland          August 1994           March 2004(2)(3)
            Bona                  Warsaw, Poland          July 1997             (1)
            Wolska                Warsaw, Poland          December 1997         (1)
            Iganska               Warsaw, Poland          March 1998            (1)(4)
            Bemowo                Warsaw, Poland          March 1998            January 2008
            Modlinska             Warsaw, Poland          April 1998            February 2008
            Bielany               Warsaw, Poland          June 1998             (1)
            Ursynow               Warsaw, Poland          July 1998             (1)

-----------------------


(1) Indicates lease is for an unlimited period of time, but may be terminated upon three months notice by the lessor, subject to certain conditions and/or payments to lessee.
(2)  Includes corporate office space.
(3)  Includes commissary.
(4)  Includes training facility.

                                   MANAGEMENT

Executive Officers and Directors

         The executive officers and directors of the Company are as follows:


                      Name                          Age                    Position with the Company
-----------------------------------------------   -------      -----------------------------------------------------
Mitchell Rubinson(1)(2)(3)................          51         Chairman of the Board and Chief Executive Officer
Michael T. Welch..........................          46         President, Chief Operating Officer and Director
James F. Martin, C.P.A....................          38         Vice President,  Chief Financial Officer, Treasurer
                                                               and Director
Mark Rabinowitz, M.D.(1)(2)(3)............          50         Director
Larry H. Schatz, Esq.(1)(2)(3)............          52         Vice Chairman of the Board

--------------------------

(1)   Member of the Audit Committee.
(2)   Member of the Stock Option Committee.
(3)   Member of the Nomination Committee.

         Mitchell Rubinson has served as the Chairman of the Board and Chief Executive Officer of the Company since its incorporation in December 1991 and served as President from December 1991 to June 1998. Mr. Rubinson has served as the Chairman of the Board, Chief Executive Officer and President of Capital Brands from March 1988 to April 1996, and was the Treasurer of Capital Brands from March 1992 to April 1993. Mr. Rubinson has served as the Chairman of the Board, Chief Executive Officer and President of QPQ Corporation from July 1993 to May 1997.

         Michael T. Welch has served as President and Chief Operating Officer, and a director of IFFC since June 1998. Prior to joining the Company, Mr. Welch served as Vice President of Operations at Checkers Drive-In Restaurants Inc. and was with that company since June 1994. From April 1987 to May 1994, Mr. Welch was president of W-S Acquisition Corporation, a franchisee of Wendy's International. Mr. Welch also spent six years as Senior Vice President of Franchise Operations with Wendy's International and has over 25 years experience in the restaurant industry.

         James F. Martin, C.P.A., has served as Vice President, Chief Financial Officer, Treasurer and Director of the Company since May 1997 and, as Director of Finance for the Company's Polish subsidiaries from November 1993 through February 1995. Mr. Martin served as Chief Financial Officer of QPQ Corporation from October 1996 to May 1997. From May 1995 through September 1996, Mr. Martin was a 50% owner in an information systems and software consulting company located in South Florida. Additionally, Mr. Martin has nine years of commercial banking experience and is a Certified Public Accountant.

         Mark Rabinowitz, M.D. has served as a director of the Company since January 1996. Since 1983, Dr. Rabinowitz' principal occupations have been serving as a medical doctor for and the Vice President of Jose E. Gilbert and Mark Rabinowitz M.D.S., P.A. and serving as a medical doctor and the President of Women's Centre for Health, Inc. Dr. Rabinowitz served as a director of QPQ Corporation from January 1996 to May 1997.

         Larry H. Schatz, Esq. has served as Vice Chairman of the Board of the Company since July 1997. Mr. Schatz has served as "of counsel" for the law firm of Grubman Indursky & Schindler P.C. from January 1996. From 1991 through 1995 Mr. Schatz worked as an attorney in private practice.

Additional Senior Officers of the Company

         Leon Blumenthal has served as the Senior Vice President and Director of Operations of the Burger King and Domino's divisions since June 1998 and served as the Senior Vice President and Chief Operating Officer of the Company and Managing Director and President of the Polish subsidiaries from March 1995 to June 1998. Mr. Blumenthal served as

General Manager of Hanna Holding Fast Foods ("Hanna Holding") from January 1991 to March 1994. As General Manager of Hanna Holding, Mr. Blumenthal was responsible for the operation of 20 Burger King restaurants in Denmark, Sweden and Norway. From 1986 to 1990, Mr. Blumenthal owned and operated two franchised restaurants of C&M Foods, Inc., d/b/a Bojangles Chicken & Biscuits in Lilburn, Georgia. From 1966 to 1982, Mr. Blumenthal held various management positions with Burger King Corporation and its franchisees.


         Ian Scattergood has served as Director of Development of the Company since March 1998. Prior to joining the Company, Mr. Scattergood served as Director of Development for Burger King Corporation in its European, Middle Eastern and African territories from December 1996 to September 1997. From March 1987 to November 1996, Mr. Scattergood held various management positions with Burger King Corporation. Mr. Scattergood has over ten years experience in the restaurant industry.


Compensation of Directors

          The Company's directors hold office until the next annual meeting of shareholders or until their successors have been duly elected and qualified. The Company does not pay directors' fees, but reimburses all directors for their expenses in connection with their activities as directors of the Company. Directors of the Company who are also employees of the Company will not receive additional compensation for their services as directors. Mr. Schatz receives $25,000 per annum for serving as Vice Chairman of the Board. In connection with the issuance of the CSS Notes, the Company obtained, and is the beneficiary of, a $27 million key man life insurance policy on the life of Mr. Rubinson.

Meetings and Committees of the Board of Directors

         During the Company's fiscal year ended December 31, 1997, the Company's Board took action 13 times by unanimous written consent and had two meetings. All directors attended at least 75% of the meetings of the Board of Directors.

         Mitchell Rubinson, Mark Rabinowitz and Larry Schatz currently constitute the members of the Board's Audit, Stock Option and Nomination Committees, which were formed in 1998. The Audit Committee reviews the records and affairs of the Company and their financial condition, reviews with management and the independent auditors the systems of internal control, and monitors the Company's adherence in accounting and financial reporting to generally accepted accounting principles. The Stock Option Committee is responsible for the grant of options under the Company's 1993 Stock Option Plan and 1993 Directors Stock Option Plan. The Nomination Committee is charged with making recommendations to the full Board for the selection of director nominees. There is no formal procedure for the submission of shareholder recommendations.

Executive Compensation

         The following table sets forth, for the fiscal years ended December 31, 1995, 1996 and 1997, the aggregate compensation paid by the Company to Mitchell Rubinson, the Company's Chief Executive Officer. None of the Company's other executive officers' total annual salary and bonus for the year ended December 31, 1997 was $100,000 or more.


                                           Annual Compensation (1)                    Long Term Compensation
                                   ----------------------------------------    --------------------------------------
                                                                                      Awards              Payouts
                                                                               ----------------------  --------------
                                                               Other Annual    Securities Underlying     All Other
  Name and Principal Position      Fiscal Year     Salary      Compensation      Options/SARs (#)       Compensation
---------------------------------  -----------   ---------   ----------------  ----------------------  --------------
Mitchell Rubinson,                    1997       $192,163     $14,216(5)                 0                   0
   Chief Executive Officer            1996       $181,093     $12,993(4)                 0                   0
                                      1995       $159,976     $15,223(3)                 0                   0

----------------
(1) The columns for "Bonus," "Restricted Stock Awards" and "LTIP Payouts" have been omitted because there is no compensation required to be reported in such columns.
(2) See "Aggregated Fiscal Year-End Options Value Table" for additional information concerning options granted. The Company has not granted any stock appreciation rights ("SARs").
(3) Represents an automobile allowance of $12,000 and medical insurance premiums of $3,223.
(4) Represents an automobile allowance of $12,000 and medical insurance premiums of $993.
(5) Represents an automobile allowance of $12,000 and medical insurance premiums of $2,216.

Employment Agreements

         On November 7, 1996, IFFC amended its employment agreement with Mr. Rubinson, Chairman of the Board and Chief Executive Officer of the Company, extending his employment term until December 31, 1999. The amended agreement also provides for a minimum annual salary of $183,012.50 during the first year, subject to a 10% annual increase for each of the remaining two years. Additionally, Mr. Rubinson is entitled to receive an annual incentive bonus in the amount of 2.5% of IFFC's net income, after tax. Pursuant to his employment agreement, Mr. Rubinson is required to devote such portion of his business time to IFFC as may be reasonably required by IFFC's Board. Mr. Rubinson is entitled to four weeks of paid vacation during the first year of the initial term and six weeks of paid vacation during any subsequent year of his employment with IFFC. For each day of vacation that Mr. Rubinson elects not to take, pursuant to the employment agreement, IFFC will pay him an amount of money equal to the quotient of his then annual salary divided by 260. Mr. Rubinson's employment agreement requires that he not compete or engage in any business competitive with IFFC's business for the term of the agreement and for one year thereafter. Mr. Rubinson is also entitled to certain fringe benefits, including an automobile allowance. Mr. Rubinson's employment agreement provides for certain payments in the event his employment is terminated by reason of his death or disability and a severance payment of twice the minimum annual salary then in effect plus the incentive bonus paid in the prior year, in the event his employment is terminated by IFFC without cause. Mr. Rubinson's employment agreement does not provide for a severance payment in the event his employment is terminated for cause.

         IFFC's employment agreement with James F. Martin, effective July 1, 1997, provides that he will serve as Chief Financial Officer of IFFC, for an initial term of three years, which IFFC may extend for up to two additional years. His annual salary for the first year is $85,000. Pursuant to his employment agreement, Mr. Martin is required to devote his full business time, attention and best efforts to the performance of his duties under the employment agreement. Mr. Martin is entitled to three weeks of paid vacation during any year of employment and an automobile allowance of $400 per month. However, Mr. Martin is responsible for all associated expenses relating to such automobile, including, without limitation, insurance, gas and repairs. Mr. Martin is eligible to receive stock option grants under IFFC's stock option plans in the discretion of IFFC's Board or Stock Option Committee. IFFC has granted Mr. Martin stock options to acquire 100,000 shares of IFFC's Common Stock at an exercise price of $.40 per share and stock options to acquire 100,000 shares of IFFC's Common Stock at an exercise price of $.81 per share, such options to be exercisable in whole or in part and cumulatively as follows, provided in each case that Mr. Martin is an employee of IFFC on the date of exercise: (i) 20% one year after the effective date of the employment agreement; (ii) 60% two years after the effective date of the employment agreement; and (iii) 100% three years after the effective date of the employment agreement. Mr. Martin also receives a housing allowance while he is living in Poland. Mr. Martin's employment agreement provides for a payment of $20,000 in the event his employment is terminated by reason of his death or disability and a severance payment in the event Mr. Martin's employment is terminated without cause, to be calculated as follows: (i) if such termination occurs between July 1, 1997 and June 30, 1998, a $20,000 severance amount; (ii) July 1, 1998 and June 30, 1999, a $15,000 severance amount; and (iii) July 1, 1999 through June 30, 2000, a $10,000 severance amount. Mr. Martin's employment agreement does not provide for a severance payment in the event his employment is terminated for cause. Mr. Martin's employment agreement requires that he not compete or engage in any business competitive with IFFC's business for the term of the agreement and for a period of two years thereafter.

         IFFC and IFFP executed an employment agreement with Leon Blumenthal, effective July 1, 1997, for an initial term of three years, which IFFC may extend for up to an additional two years. His annual salary for the first year is $100,000. Additionally, under the terms of the employment agreement, Mr. Blumenthal shall be eligible to receive stock option grants under IFFC's stock option plans in the discretion of IFFC's Board or Stock Option Committee. IFFC granted Mr. Blumenthal stock options to acquire 100,000 shares of IFFC's Common Stock at an exercise price of $.40 per share, such options to be exercisable in whole or in part and cumulatively according to the following schedule: (i) 20% one year after the effective date of the employment agreement; (ii) 60% two years after the effective date of the employment agreement; and (iii) 100% three years after the effective date of the employment agreement. Mr. Blumenthal is entitled to certain fringe benefits, including an automobile to use in connection with the performance of his duties under the agreement. Mr. Blumenthal shall be entitled to three weeks of paid vacation during his employment. Mr. Blumenthal's employment agreement provides for a payment of $25,000 in the event his employment is terminated by reason of his death or disability and, in the event his employment is terminated without cause, Mr. Blumenthal is entitled to a severance payment as follows: if the termination occurs (i) on or prior to July 1, 1998, the severance amount will be $25,000;
(ii) after July 1, 1998 but on or prior to July 1, 1999, the severance amount will be $20,000; and (iii) after July 1, 1999, the severance amount will be $15,000. Mr. Blumenthal's employment agreement does not provide for a severance payment in the event his employment is terminated for cause. Mr. Blumenthal's employment agreement requires that he not compete or engage in any business competitive with IFFC's business for the term of the agreement and for two years thereafter.

         IFFC executed an employment agreement with Michael Welch, effective June 15, 1998, which provides that he will serve as IFFC's President and Chief Operating Officer for an initial term of three years, which IFFC may extend for up to an additional two years. His annual salary for the first year is $165,000. Additionally, under the terms of the employment agreement, Mr. Welch shall be eligible to receive stock option grants under IFFC's stock option plans in the discretion of IFFC's Board or Stock Option Committee. IFFC granted Mr. Welch stock options to acquire 250,000 shares of IFFC's Common Stock at an exercise price of $.71 per share, which are exercisable in whole or in part and cumulatively according to the following schedule: (i) 20% one year after the effective date of the employment agreement; (ii) 60% two years after the employment agreement; and (iii) 100% three years after the effective date of the employment agreement. In addition to salary, Mr. Welch is entitled to certain fringe benefits, including an automobile to use in connection with the performance of his duties under the agreement and an housing allowance of $2,500 per month. The housing benefits will terminate when Mr. Welch's family relocates to Poland. Mr. Welch's employment agreement provides for a payment of $50,000 in the event that his employment is terminated by reason of death or disability and, in the event his employment is terminated without cause, Mr. Welch is entitled to a severance payment as follows: if termination occurs (i) on or prior to December 14, 1998, the severance amount will be $25,000; (ii) after December 14, 1998, but on or prior to June 14, 1999, the severance amount will be $50,000; and (iii) after June 15, 1999, the severance amount will be $75,000. Mr. Welch's employment agreement does not provide for a severance payment in the event his employment is terminated for cause. Additionally, the employment agreement requires that Mr. Welch not compete or engage in any business competitive with IFFC's business for the term of the agreement and for a period of two years thereafter.

         IFFC executed an employment agreement with Ian Scattergood, effective March 1, 1998, which provides that he will serve as the Director of Development for IFFP, the Company's majority owned Polish subsidiary, for an initial term of one year which IFFC may extend for up to two years. His annual salary for the first year is $105,000 plus a certain performance bonus. Mr. Scattergood is to receive an automobile allowance of $500 per month and a housing allowance of $1,500 per month. Additionally, under the terms of the employment agreement, Mr. Scattergood shall be eligible to receive stock option grants under the Company's stock option plans in the discretion of the Company's Board or Stock Option Committee. The Company granted Mr. Scattergood a stock option to acquire 100,000 shares of the Company's Common Stock at an exercise price of $.40 per share, such options to be exercisable in whole or in part and cumulatively according to the following schedule: (i) 20% one year after the effective date of the employment agreement; (ii) 60% two years after the effective date of the employment agreement; (iii) 100% three years after the effective date of the employment agreement. Mr. Scattergood shall be entitled to three weeks of paid vacation during each year of his employment. Mr. Scattergood's employment agreement provides for a payment of $20,000 in the event his employment is terminated by reason of his death or disability and, in the event his employment is terminated without cause, Mr. Scattergood is entitled to a severance payment if the termination occurs on or prior to February 28, 1999, in an amount equal to $20,000. Mr. Scattergood's employment agreement does not provide for a severance payment in the event his employment is terminated for cause. Mr. Scattergood's employment agreement requires that he not compete or engage in any business competitive with the Company for the term of the agreement and for two years thereafter.

Aggregated Option/SAR Exercises in Last Fiscal Year and Fiscal Year-End Option/ SAR Values

         The following table sets forth certain information concerning unexercised stock options held by the Chief Executive Officer as of December 31, 1997. No stock options were exercised by the Chief Executive Officer during the year ended December 31, 1997. No SARs were granted or are outstanding.

                                                Number of Securities Underlying          Value of Unexercised
                                                  Unexercised Options/SARs at        In-the-Money Options/SARs at
                                                      December 31, 1997(#)              December 31, 1997($)(1)
                                                --------------------------------    -------------------------------
                    Name                         Exercisable      Unexercisable      Exercisable     Unexercisable
--------------------------------------------    --------------   ---------------    -------------   ---------------
Mitchell Rubinson......................             150,000                 0            $3,000               $0

-----------------------
(1) The closing bid quotation for the Company's Common Stock as reported by the National Association of Securities Dealers on December 31, 1997 was $.42.

Option Repricings

         Since the Company's inception, the Company has issued, pursuant to the terms of the 1993 Stock Option Plan and 1993 Directors Stock Option Plan, a number of stock options to directors, executive officers and key employees. As of July 1, 1997 the exercise price of each of the stock options granted by the Company was above the fair market value of the Common Stock underlying such stock options. In an effort to provide the holders of the stock options additional incentive to use their best efforts on behalf of the Company, as of July 1, 1997 each of the stock option agreements between the Company and the then-current option holders, including Mitchell Rubinson, was amended to reduce the exercise price stated therein to the fair market value of the underlying Common Stock on such date, which was $.40 per share.

                             PRINCIPAL SHAREHOLDERS

         The following table sets forth, as of August 31, 1998, the number of shares of Common Stock of the company which were owned beneficially by (i) each person who is known by the Company to own beneficially more than 5% of its Common Stock, (ii) each director of the Company, (iii) the Chief Executive Officer, the President and the Chief Financial Officer of the Company and (iv) all directors and executive officers of the Company as a group:

                                                                                      Percentage of
          Name and Address of                        Amount and Nature of          Outstanding Shares
         Beneficial Owner(1)(2)                      Beneficial Ownership                 Owned
---------------------------------------------       ----------------------        --------------------
Mitchell Rubinson................................          30,559,211(3)                  68.0%
Edda Rubinson....................................          30,409,211(4)                  67.9%
Marilyn Rubinson.................................           4,810,797(5)                  10.7%
Joel Hirschhorn..................................           2,370,000                      5.3%
Dr. Mark Rabinowitz..............................             136,197(6)                   *
James F. Martin..................................             206,000(7)                   *
Larry H. Schatz, Esq.............................              50,000(8)                   *
Michael T. Welch.................................             250,000(9)                   *
All directors and executive  officers as
a group (five persons)...........................          31,201,408                     68.6%

-------------------------


     Less than 1%
(1)  The address of each of the listed beneficial owners identified is c/o
     1000 Lincoln Road,  Suite 200, Miami Beach, Florida 33139.
(2) Under Rule 13d-3 of the Securities Exchange Act of 1934 (the "Exchange Act"), certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person's actual ownership or voting power with respect to the number of shares of Common Stock actually outstanding as of the Record Date.
(3) Includes 30,409,211 shares held jointly with his wife, Edda Rubinson, and options to purchase 150,000 shares of Common Stock granted to Mr. Rubinson pursuant to the Company's 1993 Stock Option Plan that are immediately exercisable at an exercise price of $.40 per share.
(4) These shares are held jointly with Mitchell Rubinson, Edda Rubinson's husband.
(5) Includes 37,666 shares of Common Stock that would be acquired upon the conversion of 1,130 shares of Series A Convertible Preferred Stock. Marilyn Rubinson is Mitchell Rubinson's mother. Mitchell Rubinson disclaims beneficial ownership of the shares of Common and Preferred Stock held by his mother.
(6) Includes options to purchase 50,000 shares of Common Stock granted to Dr. Rabinowitz that are immediately exercisable at an exercise price of $.40 per share.
(7) Includes options to purchase 100,000 shares of Common Stock granted to Mr. Martin pursuant to an employment agreement that vest over a three year period beginning in July 1998 at an exercise price of $.40 per share and options to purchase 100,000 shares of Common Stock granted to Mr. Martin that vest over a three year period beginning in July 1998 at an exercise price of $.81 per share.
(8) Includes options to purchase 50,000 shares of Common Stock granted to Mr. Schatz that are exercisable at any time prior to July 2001 at an exercise price of $.40 per share.
(9) Includes options to purchase 250,000 shares of Common Stock granted to Mr. Welch pursuant to an employment agreement that vest over a three year period beginning in June 1999 at an exercise price of $.71 per share.

                              SELLING SHAREHOLDERS


         The shares of Common Stock covered by this Prospectus are offered by the Selling Shareholders identified in the table below. The Company has registered the Shares under the Securities Act of 1933, as amended (the "Securities Act"), for sale by certain of the Selling Shareholders pursuant to a registration rights agreement (the "Registration Rights Agreement") entered into by the Company and the Selling Shareholders. The Company has been advised by the Selling Shareholders that none of them have ever held a position or office, or had any material relationship with, the Company, except that (i) BT Alex. Brown Incorporated acted as placement agent in the 1997 private placement of the Convertible Notes, for which it received a placement fee equal to 6% of the gross proceeds and a management fee equal to 500,000 shares of IFFC Common Stock; (ii) both Joel Hirschhorn and Marilyn Rubinson own beneficialy more than 5% of the Company's outstanding Common Stock; and (iii) Marilyn Rubinson is Mitchell Rubinson's mother and Jamie and Kim Rubinson are Mitchell Rubinson's daughters. It is unknown if, when, or in what amounts a Selling Shareholder may offer the Shares for sale. There is no assurance that the Selling Shareholders will sell any or all of the shares offered hereby. Because the Selling Shareholders may offer all or some of the shares pursuant to the Offering, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares that will be held by the Selling Shareholders after completion of the Offering, no estimate can be given as to the amount of the shares that will be held by the Selling Shareholders after completion of the Offering.



         The following table sets forth certain information with respect to the ownership of the Common Stock by the Selling Shareholders as of August 31, 1998, assuming full conversion of all outstanding Convertible Notes:

                                                     Ownership of Shares                       Ownership of Shares
                                                       of Common Stock        Number of          of Common Stock
                                                      Prior to Offering         Shares          After Offering(2)
                Name and Address                 --------------------------    Offered      ------------------------
             of Selling Shareholder                 Shares      Percentage    Hereby(1)      Shares      Percentage
--------------------------------------------     ------------  ------------  -----------    --------    ------------
Northstar High Total Return Fund (3)              20,928,571     24.9%       20,928,571         0            *
(Northstar Investment Management)
Northstar High Total Return Fund II (3)            2,500,000      3.0%        2,500,000         0            *
(Northstar Investment Management)
Northstar Balance Sheet Opportunities Fund (3)     2,142,857      2.6%        2,142,857         0            *
(Northstar Investment Management)
Legg Mason High Yield Portfolio (3)                9,834,285     11.7%        9,834,285         0            *
BancAmerica Securities, Inc. (3)                   3,931,428      4.7%        3,931,428         0            *
BT Alex. Brown Incorporated                          500,000      0.6%          500,000         0            *
Joel Hirschhorn                                    2,370,000      2.8%        2,370,000         0            *
Marilyn Rubinson                                   4,750,000      5.7%        4,750,000         0            *
Kim Rubinson                                       1,000,000      1.2%        1,000,000         0            *
Jamie Rubinson                                     1,000,000      1.2%        1,000,000         0            *


-------------------------

*  Less than 1%.

(1) Because the Selling Shareholders may sell all, some or none of their Shares, no actual estimate can be made of the aggregate number of Shares that are to be offered hereby or the number or percentage of Shares that the Selling Shareholders will own upon completion of the Offering to which this Prospectus relates.
(2)  Assumes all Shares registered hereunder have been sold.


(3) Reflects shares acquired upon the conversion of currently outstanding Convertible Notes, which are being registered pursuant to the Registration Rights Agreement.

                              CERTAIN TRANSACTIONS

         In June 1996, after considering various alternatives, including the market price for IFFC's Common Stock, its trading volume, various time constraints, and the unavailability of funds from other sources, the disinterested Directors of IFFC authorized the issuance of 2.2 million shares of IFFC's Common Stock for a total purchase price of $110,000 to Mitchell Rubinson and his wife. IFFC used the proceeds from the sale of such shares for payment of interest on its 9% subordinated convertible debentures (the "Debentures").

         In September 1996, IFFC had additional working capital needs, and had incurred additional expenses in connection with the BKC litigation. After considering various alternatives, including the market price for IFFC's Common Stock, its trading volume, various time constraints, and the unavailability of funds from other sources, the disinterested Directors of IFFC authorized the sale of 2.5 million shares of Common Stock at $.10 per share. Marilyn Rubinson, Jaime Rubinson and Kim Rubinson, the mother and daughters of Mitchell Rubinson, purchased 250,000 shares each or a total of 750,000 shares of the offering. In November 1996, IFFC had additional working capital needs. After considering various alternatives, including the market price for IFFC's Common Stock, its trading volume, various time constraints, and the unavailability of funds from other sources, the disinterested Directors of IFFC authorized the sale of 500,000 shares of Common Stock at $.10 per share. Jaime Rubinson purchased 250,000 shares and Kim Rubinson purchased 250,000 shares.

         In December 1996, IFFC had outstanding an interest payment of approximately $125,000 in connection with the Debentures and additional working capital needs. After considering various alternatives, including the market price for IFFC's Common Stock, its trading volume, various time constraints, and the unavailability of funds from other sources, the disinterested Directors of IFFC authorized the sale of 1.5 million shares of Common Stock of IFFC to Marilyn Rubinson at $.10 per share.

         In January 1997, after considering various alternatives, including the market price for IFFC's Common Stock, its trading volume, various time constraints, and the unavailability of funds from other sources, the disinterested Directors of IFFC authorized the sale of $100,000, $300,000, $50,000 and $50,000 aggregate principal amount of convertible promissory notes to Mitchell Rubinson and his wife Edda, Marilyn Rubinson, his mother, Jaime Rubinson and Kim Rubinson, his daughters, respectively. The notes bore interest at 8% per annum and were to mature on January 13, 1999. The notes were convertible into shares of IFFC's Common Stock at $.10 per share. The proceeds from the sale of the notes were used to fund the cost and expenses in connection with the Company's litigation against BKC and general working capital. In June 1997, the $500,000 aggregate principal amount of the convertible promissory notes was converted into 5 million shares of Common Stock.

         On March 14, 1997, IFFC issued a promissory note in the original principal amount of $2,198,494 to Funding as partial payment of amounts due to Funding in connection with the settlement of the BKC litigation. The note bore interest at prime plus 1%, was payable in full on December 31, 1998, and was prepayable in whole or in part at anytime, without penalty. On July 14, 1997, IFFC and a newly formed subsidiary entered into a Merger Agreement with Funding and Mitchell and Edda Rubinson, the sole shareholders of Funding. Under the terms of this agreement, Funding was merged with and into the subsidiary, and 25,909,211 shares of IFFC's Common Stock were issued to such shareholders of Funding. The exchange ratio was based on a valuation by the disinterested Directors of the amount owed to Funding under the prior litigation financing agreements between IFFC, IFFP and Funding and the value of Funding's rights to proceeds of the settlement with BKC. The promissory note previously issued to Funding was assumed by IFFC by virtue of the merger with Funding.

         All of the foregoing transactions were authorized by the disinterested directors of IFFC.

                            DESCRIPTION OF SECURITIES

Common and Preferred Stock

         The authorized capital stock of IFFC is 101,000,000 shares, consisting of 100,000,000 shares of Common Stock, par value $.01 per share, and 1,000,000 shares of Preferred Stock, par value $.01 per share. As of August 15, 1998, IFFC had 44,776,143 shares of Common Stock issued and outstanding and had 43,117,178 shares of Common Stock reserved for issuance consisting of: (i) 324,235 shares of Common Stock reserved for issuance upon conversion of $2,756,000 in principal amount of the Debentures (conversion price of $8.50 per share); (ii) 1,115,000 shares of Common Stock reserved for issuance upon conversion of shares of the Company's Series A Preferred Stock (conversion price of $3.00 per share); (iii) 290,800 shares of Common Stock reserved for issuance upon exercise of outstanding warrants (exercisable at $7 per share); (iv) 1,070,000 shares of Common Stock reserved for issuance upon the exercise of outstanding options under the Company's Stock Option Plan and Directors Stock Option Plan (collectively, the "Plans") at exercise prices ranging from $.40 to $.81 per share; (v) 930,000 shares of Common Stock reserved for the grant of options pursuant to the Plans; (vi) 50,000 shares of Common Stock reserved for issuance upon exercise of warrants (exercise price of $.2831 per share) and (vii) 39,337,143 shares of Common stock reserved for issuance upon conversion of $27,536,000 in aggregate stated principal amount of maturity of Convertible Notes (conversion price of $.70 per share). The Company may issue additional convertible securities, options, warrants and shares of Common Stock in the future.

Common Stock

         The holders of Common Stock are entitled to one vote for each share held of record on all matters to be voted on by shareholders. There is no cumulative voting with respect to the election of directors and, as a result, the holders of more than 50% of the shares voted for the election of directors can elect all of the directors. The holders of Common Stock are entitled to receive dividends when, as and if declared by the Board out of funds legally available therefor. In the event of liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision has been made for each class of Preferred Stock, including the Series A Convertible Preferred Stock. Holders of shares of Common Stock, as such, have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the Common Stock. All of the outstanding shares of Common Stock are fully paid and nonassessable.

Preferred Stock

         The Company's Articles of Incorporation authorize the issuance of 1,000,000 shares of "blank check" preferred stock with such designation, rights and preferences as may be determined from time to time by the Board. Accordingly, the Board of the Company is authorized, without action by the stockholders, to issue preferred stock from time to time with such dividend, liquidation, conversion, voting and any other rights and restrictions as they may determine.

         Series A Convertible Preferred Stock. On October 26, 1994, IFFC's Board of Directors approved the issuance of up to 83,920 shares of the Series A Convertible Preferred Stock to be issued in connection with an exchange offer (the "Exchange Offer") by IFFC. Pursuant to the Exchange Offer, IFFC issued 83,920 shares of the Series A Preferred Stock, par value of $.01 per share (the "Series A Preferred Stock"), with a liquidation preference value of $100 per share, plus all accrued but unpaid dividends. Holders of shares of Series A Preferred Stock are entitled to receive cumulative dividends at the annual rate of 6% ($6.00 per share) from the issuance date. Such dividends are payable semi-annually on December 15 and June 15 of each year, whether or not declared by the Board . The dividend rate will be computed on the basis of a 360-day year of twelve 30-day months. All dividends payable by IFFC may, at the option of IFFC, be paid through the issuance of shares of IFFC's Common Stock, cash or any combination thereof. For the purpose of paying dividends in Common Stock, the Common Stock will be valued at the average closing price of the Common Stock during the thirty consecutive full business days preceding IFFC's announcement of such dividends. Dividends payable for a portion of a dividend payment period will be computed on a pro rata basis. Accrued and unpaid dividends will not bear interest. Holders of the Series A Preferred Stock have no preemptive rights.

         Upon any liquidation, dissolution or winding up of IFFC, no distribution will be permitted to be made to (i) holders of stock ranking junior (either as to dividends or upon liquidation, dissolution or windup) to the Series A Preferred Stock unless, prior thereto, the holders of the Series A Preferred Stock shall have received $100 per share, plus an amount equal to unpaid dividends thereon if any, including accrued dividends, whether or not declared, to the date of such payment, or (ii) the holders of stock ranking in parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series A Preferred Stock, except distributions made ratably on the Series A Preferred Stock and all other such parity stock in proportion to the total amounts to which the holders of all such shares are entitled upon such liquidation, dissolution or winding up.

         The holders of the Series A Preferred Stock have no voting rights except as may be set forth in IFFC's Articles of Incorporation and pursuant to applicable Florida law. Each share of Series A Preferred Stock is convertible at any time into shares of Common Stock at a conversion price of $3.00 per share, subject to adjustment in certain circumstances (the "Conversion Price"); provided, however, that if shares of Series A Preferred Stock are called for redemption by IFFC, conversion rights with respect to such shares will expire at the close of business on the date fixed for redemption, unless IFFC defaults in making the payment due upon redemption. In order to exercise the conversion privilege, the holder of a share of Series A Preferred Stock shall surrender the certificate representing such share at the office of any transfer agent for the Common Stock and shall give written notice to IFFC at said office that such holder elects to convert the same, specifying the name or names and denominations in which such holder wishes the certificate or certificates for the Common Stock to be issued. IFFC is not required to issue fractional shares upon conversion of the Series A Preferred Stock and, in lieu thereof, will pay a cash adjustment based upon the market price (as defined) of the Common Stock on the last trading day prior to the date of conversion.

         The number of shares of Common Stock issuable upon the conversion of shares of Series A Preferred Stock is subject to adjustment under certain circumstances, including (a) the distribution of additional shares of Common Stock to all holders of Common Stock; (b) the subdivision of shares of Common Stock; (c) a combination of shares of Common Stock into a smaller number of shares of Common Stock; (d) the issuance of any securities in a reclassification of the Common Stock; (e) the issuance of rights, options or warrants to the holders of Common Stock entitling them to subscribe for or purchase Common Stock at less than the conversion price of the shares of Common Stock; and (f) the distribution to all holders of Common Stock of any shares of the Company's capital stock (other than Common Stock) or evidence of its indebtedness, assets (other than certain cash dividends or dividends payable in Common Stock) or certain rights, options or warrants (and the subsequent redemption or exchange thereof). The holders of Series A Preferred Stock will not be protected from dilution resulting from issuances of Common Stock at less than the conversion price or issuances of additional shares of Preferred Stock. Any and all adjustments to the number of shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock by reason of any of the foregoing will not be made until they result in a cumulative change in the conversion price of at least one percent.

         Shares of the Series A Preferred Stock may, at the option of IFFC, be redeemed by IFFC at any time, provided that the closing market price for the Common Stock exceeds 150% of the then-effective Conversion Price of the Series A Preferred Stock for a period of ten consecutive trading days prior to the announcement of such redemption. If IFFC should determine to redeem shares of the Series A Preferred Stock, such shares are redeemable at IFFC's election in whole or in part at any time or from time to time, out of funds legally available for such redemption, at a redemption price of $100 per share, plus accrued but unpaid dividends through the redemption date.

Debentures

         In December 1992 and January 1993, IFFC received net proceeds of approximately $9.7 million from the sale of approximately $11.4 million principal amount of Debentures issued pursuant to the terms of an Indenture (the "9% Indenture") between IFFC and Continental Stock Transfer & Trust Company, as trustee (the "Trustee"). Thereafter, in January 1994, IFFC offered to exchange for each $1,000 in principal amount of the Debentures validity tendered, one Unit consisting of 160 newly issued shares of Common Stock and warrants to purchase 100 shares of Common Stock at an exercise price of $7.00 per share. See "Exchange Warrants" below for additional information on the warrants. As a result, only approximately $2.8 million in principal amount of the debentures remain outstanding.

         The description of the Debentures and the terms of the 9% Indenture provided in this Prospectus is of a summary nature, does not purport to be complete and is qualified in its entirety by reference to the 9% Indenture and form of 9% Debenture. The aggregate principal amount of the Debentures permitted by the 9% Indenture is $12.5 million. Interest on the Debentures has accrued from the date of issuance and is payable semi-annually on June 15 and December 15 of each year at a rate of 9% per annum, until payment of principal has been made or duly provided for, to the persons who are registered holders of Debentures at the close of business on the June 1 or December 1 next preceding the interest payment date. Interest is computed on the basis of a 360-day year of twelve 30-day months. Payment of the full amount of principal will be made on December 15, 2007, unless the Debentures are redeemed or converted earlier in accordance with the provisions of the 9% Indenture.

         To the extent provided in the 9% Indenture, the indebtedness, including interest and any premiums payable upon redemption, evidenced by the Debentures, is subordinate and subject in right of payment to the prior payment when due in full of all Senior Indebtedness. "Senior Indebtedness" is defined by the 9% Indenture to include, unless the terms respecting the particular indebtedness or obligation otherwise provide, any indebtedness of IFFC, thereafter existing for borrowed money or incurred by IFFC or any subsidiary of IFFC in connection with the acquisition of any business, properties, or assets (including any properties or assets acquired in the ordinary course of business) and certain types of lease obligations. The 9% Indenture contains no provision restricting the incurrence of additional debt or the issuance of additional securities.


         The Debentures will be redeemable through the operation of a sinking fund beginning on December 15, 1998, and on December 15 in each year thereafter to and including December 15, 2006, upon not less than 15 days' notice mailed to each holder of Debentures to be redeemed at a sinking fund redemption price equal to 100% of the principal amount thereof plus accrued interest to the date fixed for redemption (subject to the right of holders of record on the relevant record date to receive interest due on an interest payment date that is prior to the date fixed for redemption). Prior to December 15 of each of the years from December 15, 1998 to 2006, inclusive, the Company will pay to the trustee, for a sinking fund payment, cash sufficient to redeem on such date fixed for redemption, 10% of the aggregate principal amount of the issued Debentures annually, sufficient to retire 90% of the issued Debentures prior to maturity, provided that Debentures converted pursuant to the 9% Indenture or reacquired or redeemed by the Company (other than Debentures redeemed through the sinking fund) may be used, at the principal amount thereof, to reduce the amount of any sinking fund payment. Cash payments for the sinking fund are to be applied to redeem Debentures.



         The Debentures are convertible at their principal amount into Common Stock of IFFC until maturity or redemption (including redemption through the sinking fund), at the conversion price of $8.50 per share, except that the right to convert Debentures which are called for redemption terminates on the date fixed for redemption. Such conversion price is subject to adjustment upon the occurrence of certain events. The Debenture holders will not be protected from dilution resulting from issuances of Common Stock at less than the conversion price. The Debentures may be redeemed at the option of IFFC, in whole or in part, at any time upon at least 30 days notice to the Debenture holders at their last registered addresses at certain redemption prices set forth in the 9% Indenture. The Debentures will be redeemable through the operation of a sinking fund beginning on December 15, 1998, and on December 15th in each year thereafter to and including December 15, 2006, upon not less than 15 days notice mailed to each holder of Debentures to be redeemed at the holder's registered address, at a sinking fund redemption price equal to 100% of the principal amount thereof plus accrued interest to the date fixed for redemption (subject to the right of holders on the relevant record date to receive interest due on an interest payment date that is prior to the date fixed for redemption).

         The 9% Indenture provides that if an Event of Default specified therein shall have happened and be continuing either the Trustee or the holders of 25% in aggregate principal amount of the Debentures then outstanding may declare the principal of all such Debentures to be due and payable; provided, however, that if any and all defaults (other than the non-payment of principal and interest on Debentures then outstanding) shall have been remedied, the holders of a majority in aggregate principal amount of Debentures then outstanding may waive such defaults and rescind and annul such declaration and its consequences. Events of Default are defined in the 9% Indenture as being: (i) default for ten days in payment of any interest installment; (ii) default in payment of principal and premium, if any, when due and payable; (iii) default in the deposit of any sinking fund payment when and as due; (iv) default for 60 days after written notice to IFFC by the Trustee or to IFFC and the Trustee by the holders of 25% in principal amount of the outstanding Debentures, in the performance of any other covenant or agreement in the 9% Indenture; (v) a default under any bond, debenture, note or other evidence of indebtedness for money borrowed by IFFC or under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by IFFC, which default shall constitute a failure to pay any portion of interest or principal when due after any applicable grace period or shall have resulted in such indebtedness becoming or being declared due and payable without such indebtedness having been discharged or such acceleration having been rescinded or annulled; and (vi) certain events of bankruptcy, insolvency and reorganization.

         Under the 9% Indenture, IFFC may not be consolidated with or merge into, or transfer all or substantially all of its assets to, another corporation unless the successor corporation assumes all the obligations of IFFC. Thereafter, all such obligations of IFFC will terminate.

Exchange Warrants

         In January 1994, IFFC offered to exchange Units consisting of Common Stock and Warrants to purchase Common Stock ("Exchange Warrants") for all of its then outstanding Debentures. The Exchange Warrants became detached and separately transferable from the Common Stock included in the Units on August 2, 1994. As of August 15, 1998, there were 290,800 Exchange Warrants issued and outstanding.

         The Exchange Warrants are governed by a warrant agreement (the "Warrant Agreement") between IFFC and Continental Stock Transfer & Trust Company (the "Warrant Agent"). Each Exchange Warrant entitles the registered holder thereof to purchase one share of Common Stock at a price of $7.00 at any time beginning during the five-year period commencing on the date that the Warrants become detachable and separately transferable from the Common Stock included in the Units. The number of shares purchasable upon exercise of the Exchange Warrants and the exercise price of the Exchange Warrants are subject to adjustment upon the occurrence of specified events, including stock dividends, stock splits, reorganizations or certain other occurrences, all as set forth in the Warrant Agreement. There will be no adjustment for the payment of any cash dividends by IFFC on its Common Stock.

         The Exchange Warrants are redeemable in whole but not in part, at the option of IFFC, at any time commencing 90 days from the date the Exchange Warrants become exercisable, on not less than 30 days prior written notice, at a redemption price of $.001 per Warrant, provided that the closing bid price of the Common Stock during a period of 10 consecutive trading days ending within 10 days prior to the date on which notice of redemption is given equals or exceeds $8.50 per share. A holder may exercise his or her Exchange Warrants up to the date of redemption. Prior to their exercise, the Exchange Warrants do not entitle holders to any rights of a stockholder of IFFC.

         No Exchange Warrant will be exercisable unless at the time of exercise IFFC has filed with the SEC a current registration statement covering the shares of Common Stock issuable upon exercise of such Exchange Warrant and such shares of Common Stock have been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of such warrant. IFFC will use its best efforts to have all such shares of Common Stock so registered or qualified on or before the exercise date and to maintain a current registration statement relating thereto until the expiration of the Exchange Warrants, subject to the terms of the Warrant Agreement.

Convertible Notes

         In November 1997, IFFC raised an aggregate of approximately $17.7 million (before placement costs) from the sale of approximately $27.5 million stated principal amount at maturity of 11% Convertible Senior Subordinated Discount Notes (the "Convertible Notes") issued pursuant to the terms of an Indenture (the "11% Indenture") between IFFC and Marine Midland Bank, as trustee (the "Trustee"). The Convertible Notes are general, unsecured obligations of IFFC, limited to $27,536,000 aggregate stated principal amount at maturity, and will mature on October 31, 2007. From and after October 31, 2000, each Convertible Note will pay cash interest at a rate of 11%, payable semi-annually (to holders of record at the close of business on the April 15 or October 15 immediately preceding the Interest Payment Date) on April 30 and October 31 of each year, commencing April 31, 2001.

         The description of the Convertible Notes and the terms of the 11% Indenture pursuant to which they were issued is of a summary mature, does not purport to be complete and is qualified in its entirety by reference to the 11% Indenture and form of Convertible Note.

         The Convertible Notes will be redeemable, at IFFC's option, in whole or in part, at any time or from time to time, on or after October 31, 2002 and prior to maturity, upon not less than 30 nor more than 60 days' prior notice mailed by first-class mail to each holder at certain redemption prices set forth in the 11% Indenture plus accrued and unpaid interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date that is on or prior to the redemption date to receive interest due on an interest payment date).

         In the case of any partial redemption, selection of the Convertible Notes for redemption will be made by IFFC in compliance with the requirements of the principal national securities exchange, if any, on which such Convertible Notes are listed or, if such Convertible Notes are not listed on a national securities exchange, on a pro rata basis, by lot or such other method as IFFC, in its sole discretion, shall deem fair and appropriate, provided, however, that no Convertible Note of $1,000 in principal amount or less shall be redeemed in part.

         The Convertible Notes are convertible (in denominations of $1,000 principal amount at maturity or integral multiples thereof), at the option of the holder, into Common Stock of IFFC at any time after one year following the Closing Date. The number of shares of Common Stock issuable upon conversion of the Convertible Notes is equal to the Accreted Value of the Convertible Notes being converted (on the date of conversion) divided by $.70, subject to adjustment in certain events (the "Conversion Ratio"). IFFC is not required to issue fractional shares upon conversion of Convertible Notes (including pursuant to the mandatory conversion feature described below) and, in lieu thereof, will pay a cash adjustment based upon the Closing Price of the Common Stock on the last Trading Day prior to the date of conversion. In the case of Convertible Notes called for redemption, conversion rights will expire at the close of business on Trading Day next preceding the date fixed for redemption, unless IFFC defaults in payment of the Redemption Price.

         In addition, (a) if the Closing Price of the Common Stock on the Nasdaq National or Small Cap Market or other principal securities exchange or system on which the Common Stock is then traded, if any, or (b) if not so traded, then if the best bid offered price on the OTC BB on days when transactions in the Common Stock are not effected, or, on such days as transactions are effected on the BBS, the highest price at which a trade was executed as reported to the National Association of Securities Dealers, Inc. through the Automated Confirmation Transaction Service (the "OTC Price"), during any period described below has exceeded the price for such period referred to below for at least 20 consecutive Trading Days ("Market Criteria," with the 20-day period being referred to as the "Market Criteria Period"), and the registration statement with respect to the Convertible Notes is effective and available, all of the Convertible Notes will be automatically converted into that number of shares of Common Stock derived by application of the Conversion Ratio.

         The denominator of the Conversion Ratio is subject to adjustment (under formula set forth in the 11% Indenture) in certain events, including: (i) the issuance of Common Stock as a dividend or distribution on Common Stock; (ii) certain subdivisions and combinations of the Common Stock; (iii) the issuance to all holders of Common Stock of certain rights or warrants to purchase additional shares of Common Stock; (iv) the distribution to all holders of Common Stock of shares of capital stock of IFFC (other than Common Stock) or evidences of indebtedness of IFFC or assets (including securities, but excluding those rights, warrants, dividends and distributions referred to above and dividends and distributions in connection with the liquidation, dissolution or winding up of IFFC or paid in cash); (v) distributions consisting of cash, excluding any quarterly, semi-annual, annual or other regularly scheduled cash dividend paid on the Common Stock; and (vi) payment in respect of a tender or exchange offer by IFFC or any subsidiary of IFFC for the Common Stock to the extent that the cash and value of any other consideration included in such payment per share of Common Stock exceeds the Current Market Price per share of Common Stock on the Trading Day next succeeding the last day on which tenders or exchanges may be made pursuant to such tender or exchange.

         No adjustment to the denominator of the Conversion Ratio will be required unless such adjustment would require a change of at least 1.0% in the denominator of the Conversion Ratio then in effect; provided that any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment. Except as stated above, the denominator of the Conversion Ratio will not be adjusted for the issuance of Common Stock or any securities convertible into or exchangeable for Common Stock or carrying the right to purchase any of the foregoing.

         In the case of (i) any reclassification or change of the Common Stock,
(ii) a consolidation, merger or combination involving IFFC or (iii) a sale or conveyance to another corporation of the property and assets of IFFC as an entirety or substantially as an entirety, in each case as a result of which holders of Common Stock shall be entitled to receive stock, other securities, other property or assets (including cash) with respect to or in exchange for such Common Stock, the holders of the Convertible Notes then outstanding will be entitled thereafter to convert such Convertible Notes into the kind and amount of shares of stock, other securities or other property or assets which they would have owned or been entitled to receive upon such reclassification, change, consolidation, merger, combination, sale or conveyance had such Convertible Notes been converted into Common Stock immediately prior to such reclassification, change, consolidation, merger, combination, sale or conveyance assuming that a holder of Convertible Notes would not have exercised any rights of election as to the stock, other securities or other property or assets receivable in connection therewith.

         IFFC from time to time may, to the extent permitted by law, reduce the denominator of the Conversion Ratio by any amount for any period of at least 20 days, in which case IFFC shall give at least 15 days' notice of such reduction, if the Board has made a determination that such reduction would be in the best interests of IFFC, which determination shall be conclusive. IFFC may, at its option, make such reductions in the denominator of the Conversion Ratio, in addition to those set forth above, as the Board deems advisable to avoid or diminish any income tax to holders of Common Stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes.

         In order to effect any optional conversion of any of the Convertible Notes, the holder thereof is required to surrender to the Trustee the Convertible Notes to be converted and a duly executed copy of the conversion form set forth in the Convertible Notes Certificate. Upon the conversion of any Convertible Notes into Common Stock in accordance with the 11% Indenture (including any mandatory conversion), the Trustee will instruct IFFC to transfer promptly to or upon the written order of the holder of the Convertible Notes to be converted appropriate evidence of ownership of any shares of Common Stock or other security or property to which it is entitled, registered or otherwise placed in such name or names as it may direct in writing, and will deliver such evidence of ownership to the person or persons entitled to receive the same and an amount in cash in lieu of any fractional shares, if any. All shares of Common Stock or other securities issuable by IFFC upon the conversion of the Convertible Notes are required to be validly issued, fully paid and nonassessable.

         The holders of Convertible Notes are not entitled, as such, to receive dividends or other distributions, receive notice of any meeting of the stockholders, consent to any action of the stockholders, receive notice of any other stockholder proceedings, or to any other rights as stockholders of IFFC.

         At the date of conversion (including mandatory conversion), the rights of the holders of Convertible Notes being converted (as such holders) will terminate (except the right to receive accrued and unpaid interest, if any) and the Convertible Notes to be converted will no longer be deemed outstanding and will represent only the right to receive shares of Common Stock and a right to receive cash for fractional shares, as described above.

Certain Anti-takeover Effects

         Certain provisions of the Company's Articles of Incorporation could have the effect of deterring takeovers. The Company's Articles of Incorporation
(i) provide that a special meeting of shareholders may only be called by the Board of Directors, the Chief Executive Officer or by the written demand of the holders of not less than 50% of all the votes entitled to be cast on the issue proposed to be considered and (ii) do not provide for cumulative voting. In addition, the State of Florida has enacted legislation that may deter or frustrate takeovers of Florida corporations. The Florida Control Share Act generally provides that shares acquired in excess of certain specified thresholds will not possess any voting rights unless such voting rights are approved by a majority of a corporation's disinterested shareholders. The Florida Affiliated Transactions Act generally requires supermajority approval by disinterested shareholders of certain specified transactions between a public corporation and holders of more than 10% of the outstanding voting shares of the corporation (or their affiliates).

Indemnification

         The Company has authority under Section 607.0850 of the Florida Business Corporation Act to indemnify its directors and officers to the extent provided for in such statute. The Company's Amended and Restated Articles of Incorporation provide that the Company shall indemnify its officers and directors to the fullest extent not prohibited by law, including indemnification against liability under the Securities Act. The Company has also entered into an agreement with certain directors and executive officers wherein it has agreed to indemnify them to the fullest extent permitted by law.

         The provisions of the Florida Business Corporation Act that authorize indemnification do not eliminate the duty of care of a director, and in appropriate circumstances equitable remedies such as injunctive or other forms of nonmonetary relief will remain available under Florida law. In addition, each director will continue to be subject to liability for (a) violations of criminal laws, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful, (b) deriving an improper personal benefit from a transaction, (c) voting for or assenting to an unlawful distribution and (d) willful misconduct or conscious disregard for the best interests of the

Company in a proceeding by or in the right of the Company to procure a judgment in its favor or in a proceeding by or in the right of a shareholder. The statute does not affect a director's responsibilities under any other law, such as the federal securities laws.

         The effect of the foregoing is to require the Company to indemnify the officers and directors of the Company for any claim arising against such persons in their official capacities if such person acted in good faith and in a manner that he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Transfer Agent


         The transfer agent and registrar for the Common Stock, Series A Preferred Stock, Exchange Warrants and Debentures is Continental Stock Transfer & Trust Company, New York, New York. The paying agent and registrar for the Convertible Notes is Bankers Trust Company, New York, New York.

            MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

         Market Information. IFFC's Common Stock was quoted on the Nasdaq SmallCap Market under the symbol "FOOD" until May 29, 1996 and was listed on the Pacific Stock Exchange under the symbol "FOD" until December 4, 1996. The Common Stock is now listed on the NASD OTC Bulletin Board (the "OTC BB") under the symbol "IFFC." The following table sets forth, for the period since January 1, 1996, the high and low closing bid quotations for the Common Stock as reported by Nasdaq and the OTC BB. Such quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

                                                                            High            Low
           1996
           First Quarter..........................................          .81             .19
           Second Quarter.........................................          .22             .19
           Third Quarter..........................................          .43             .06
           Fourth Quarter.........................................          .24             .15

           1997
           First Quarter..........................................          .57             .15
           Second Quarter.........................................          .42             .27
           Third Quarter..........................................          .55             .37
           Fourth Quarter.........................................          .91             .40

           1998
           First Quarter..........................................          .55             .31
           Second Quarter.........................................          .85             .43

         Holders. As of June 30, 1998, there were 77 record holders of IFFC's Common Stock. The Company believes that there are over 800 beneficial holders of IFFC's Common Stock.


         Dividends. IFFC does not currently intend to declare or pay cash dividends in the foreseeable future. IFFC intends to retain any earnings that may be generated to provide funds for the operation and expansion of IFFC's business.



         Florida law provides that no distribution may be made to shareholders if, after giving effect to such distribution, (i) the corporation would be unable to pay its debts as they become due in the usual course of business, or
(ii) the corporation's total assets would be less than the sum of its total liabilities plus (unless the articles of incorporation provide otherwise) the amount that would be needed in a dissolution to satisfy the preferential rights of shareholders whose preferential rights are senior to those receiving the distribution. The Board of Directors is empowered to base its evaluation of whether a distribution is permitted under the statute either on (i) financial statements that are prepared on a basis of accounting principles and practices that are reasonable under the circumstances or (ii) fair valuation or other method that is reasonable in the circumstances. Accordingly, the payment of dividends on the Common Stock will be subject to the statutory insolvency test. Additionally, the indenture governing the Convertible Notes significantly restricts the Company's ability to pay dividends on its outstanding securities. In addition, the Company has in the past failed to pay the dividends on its outstanding Series A Convertible Preferred Stock. A condition of the payment of dividends on the Common Stock is the payment of the dividends, in arrears, owing to the holders of the Series A Convertible Preferred Stock. There is no assurance that the Company will be able to pay any future dividends on either the Series A Convertible Preferred Stock or the Common Stock.

                         SHARES ELIGIBLE FOR FUTURE SALE


         At August 31 1998, the Company had outstanding 44,776,143 shares of Common Stock, of which 3,916,708 shares are freely tradable without restriction unless acquired by affiliates of the Company. The Shares that may be offered and issued pursuant to this Prospectus will also be freely tradable without restriction unless acquired by affiliates of the Company. Of the currently outstanding shares of Common Stock, 40,724,539 (including 37,644,539 shares of Restricted Common Stock beneficially owned by the Company's officers, directors and certain other stockholders) have not been registered under the Securities Act and are not being registered herein, which means that they may be resold publicly only upon registration under the Securities Act or in compliance with an exemption from the registration requirements of the Securities Act, including the exemption provided by Rule 144 thereunder.

         In general, under Rule 144 as currently in effect, if one year has elapsed since the later of the date of the acquisition of restricted shares of Common Stock from either the Company or any affiliate of the Company, the acquiror or subsequent holder thereof may sell, within any three-month period, a number of shares that does not exceed the greater of one percent of the then outstanding shares of the Common Stock, or the average weekly trading volume of the Common Stock during the four calendar weeks preceding the date on which notice of the proposed sale is sent to the SEC. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. If two years have elapsed since the later of the date of the acquisition of restricted shares of Common Stock from the Company or any affiliate of the Company, a person who is not deemed to have been an affiliate of the Company at any time for 90 days preceding a sale would be entitled to sell such shares under Rule 144 without regard to the volume limitations, manner of sale provisions or notice requirements.

         Sales, or the availability for sale, of substantial amounts of the Common Stock in the public market could adversely affect prevailing market prices and the ability of the Company to raise equity capital in the future.


                                 USE OF PROCEEDS

         This Prospectus relates to shares of Common Stock being offered and sold for the accounts of the Selling Shareholders and the Company will not receive any of the proceeds from the sale of the shares of Common Stock offered hereby. The Company will pay for all of the expenses related to the registration of the shares of Common Stock. See "Selling Shareholders" and "Plan of Distribution."


                              PLAN OF DISTRIBUTION


         The Selling Shareholders have advised the Company that they may from time to time sell all or part of the Shares in one or more transactions in the over-the-counter market, in negotiated transactions or otherwise, or pursuant to a combination of such methods of sale. Such Shares will be sold at the market prices prevailing at the time of sale, at prices related to such market prices or at negotiated prices. The Selling Shareholders may effect such transactions by selling the Shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Shareholders or purchasers of the Shares, or both, for whom they may act as agent (which compensation may be in excess of customary commissions). In connection with such sales, the Selling Shareholders and any broker-dealers or agents participating in such sales may be deemed to be underwriters as that term is defined under the Securities Act. Neither the Company nor the Selling Shareholders can presently estimate the amount of commissions or discounts, if any, that will be paid by the Selling Shareholders in connection with their sale of the Shares from time to time.


         Under the securities laws of certain states, the Shares may be sold in such states only through registered or licensed broker-dealers or pursuant to available exemptions from such requirements. In addition, in certain states the Shares may not be sold unless the Shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available.

         The Company will pay all of the expenses, estimated to be approximately $55,000, in connection with this Offering, other than underwriting commissions and discounts. The Company has agreed to indemnify the Selling Shareholders, and any underwriters, against certain liabilities, including liabilities under the Securities Act. The Selling Shareholders have also agreed to indemnify the Company, its directors, officers, agents and representatives against certain liabilities, including liabilities under the Securities Act. The Company will not receive any of the proceeds from the sale of any of the Shares by the Selling Shareholders.

         Any Shares covered by this Prospectus which qualify for sale pursuant to Rule 144 or any other available exemption from registration under the Securities Act may be sold under Rule 144 or such other available exemption rather than pursuant to this Prospectus.

         The Company shall use its best efforts to maintain the effectiveness of the Registration Statement for the lesser of 12 months or such time as all of the Shares have been sold, through the preparation and filing with the SEC of such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be required by the rules, regulations or instructions applicable to the use of Form SB-2 by the Securities Act or rules and regulations thereunder or otherwise necessary to keep the Registration Statement effective and will cause the Prospectus as so supplemented to be filed pursuant to Rule 424 under the Securities Act.


                              CHANGE IN ACCOUNTANTS

         On January 5, 1998, the Company, upon recommendation of the Board of Directors, advised Moore Stephens Lovelace, P.L. ("Moore Stephens") that it would not be appointed as the Company's auditors for the year ended December 31, 1997. During the most recent fiscal year and subsequent interim period through January 5, 1998, there were no disagreements with Moore Stephens on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure or any reportable events. Moore Stephens' report on the Company's financial statements for the year ended December 31, 1996 did not contain an adverse opinion or a disclaimer of opinion, nor was it qualified or modified as to an uncertainty, audit scope or accounting principles.

         On January 8, 1998, the Board appointed Arthur Andersen LLP as independent auditors of the Company for the fiscal year ended December 31, 1997.


                                  LEGAL MATTERS

         The legality of the securities offered by this Prospectus will be passed upon for the Company by Greenberg Traurig, P.A., Miami, Florida.


                                     EXPERTS

         The financial statements of the Company for the year ended December 31, 1997 included in this Prospectus have been audited by Arthur Andersen LLP, independent certified public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm given as experts in accounting and auditing in giving said report. The financial statements of the Company for the year ended December 31, 1996 included in this Prospectus have been audited by Moore Stephens Lovelace, P.L., independent auditors, as stated in their report with respect thereto, and included herein in reliance upon the authority of said firm given as experts in accounting and auditing in giving said report.

                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company may be inspected and copied (at prescribed rates) at the Public Reference Room maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Information regarding the Operation Reference Room may be obtained by calling the Commission at 1-800-SEC-0330. The Commission also maintains an internet site that contains reports, proxy and information statements, and other information regarding the Company and other issuers that file electronically with the Commission. The Commission's internet address is http://www.sec.gov.

         The Company has filed with the Commission a Registration Statement on Form SB-2 (the "Registration Statement") under the Securities Act with respect to the Shares offered hereby. This Prospectus, which is a part of the Registration Statement, does not contain all the information set forth in, or annexed as exhibits to, such Registration Statement, certain portions of which have been omitted pursuant to rules and regulations of the Commission. For further information with respect to the Company and the Shares, reference is hereby made to such Registration Statement, including the exhibits thereto. Copies of such Registration Statement, including exhibits, may be obtained from the aforementioned public reference facilities of the Commission upon payment of the prescribed fees, or may be examined without charge at such facilities. Statements contained herein concerning any document filed as an exhibit are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
                       INTERNATIONAL FAST FOOD CORPORATION


                                                                                                           Page
                                                                                                           ----
Reports of Independent Certified Public Accountants.....................................                    F-2

Consolidated Balance Sheets as of December 31, 1997 and 1996 ...........................                    F-4

Consolidated Statements of Operations for the years ended December 31, 1997 and 1996 ...                    F-5

Consolidated  Statements of Shareholders' Equity for the years ended December 31, 1997
and 1996................................................................................                    F-6

Consolidated Statements of Cash Flows for the years ended December 31, 1997 and 1996 ...                    F-7

Notes to Consolidated Financial Statements..............................................                F-9 to F-24

Consolidated Balance Sheet as of June 30, 1998 (unaudited)..............................                   F-25

Consolidated Statements of Operations for the six months ended June 30, 1998 and 1997
(unaudited).............................................................................                   F-26

Consolidated Statements of Shareholders' Equity for the six months ended June 30, 1998
(unaudited).............................................................................                   F-27

Consolidated Statements of Cash Flows for the six months ended June 30, 1998 and 1997
(unaudited).............................................................................                   F-28

Notes to Consolidated Financial Statements (unaudited)..................................               F-30 to F-41


               REPORTS OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


To the Board of Directors of
     International Fast Food Corporation

         We have audited the accompanying consolidated balance sheet of International Fast Food Corporation (a Florida corporation) and subsidiaries as of December 31, 1997, and the related consolidated statements of operations, shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

         We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of International Fast Food Corporation and subsidiaries as of December 31, 1997, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP

Miami, Florida,
March 6, 1998

                        REPORT OF INDEPENDENT ACCOUNTANTS

Board of Directors
International Fast Food Corporation
Miami Beach, Florida

         We have audited the accompanying consolidated balance sheet of International Fast Food Corporation and subsidiaries as of December 31, 1996, and the related consolidated statements of operations, shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

         We conducted our audit in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of International Fast Food Corporation and subsidiaries as of December 31, 1996, and the consolidated results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

Moore Stephens Lovelace, P.L.

Certified Public Accountants

Orlando, Florida,
March 27, 1997

              INTERNATIONAL FAST FOOD CORPORATION AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS

                                     ASSETS
                                                                                 December 31,     December 31,
                                                                                     1997             1996
                                                                                --------------   -------------
Current Assets:
     Cash and cash equivalents.............................................     $18,642,335        $   194,269
     Restricted cash and certificates of deposit...........................         999,990            500,000
     Receivables...........................................................         101,528             42,348
     Inventories...........................................................         372,599            300,217
     Advances to affiliates................................................              --            228,984
     Prepaid expenses and other............................................         130,711             53,794
                                                                                -----------       ------------
         Total Current Assets..............................................      20,247,163          1,319,612
Furniture, Equipment and Leasehold Improvements, net.......................       5,959,378          5,865,417
Deferred Debenture Issuance Costs, net of accumulated amortization of
   $157,410 and $124,155, respectively.....................................         274,915            308,170
Deferred Issuance Costs of 11% Convertible Senior Subordinated
   Discount Notes, net of accumulated amortization of $41,049..............       2,446,869               --
Other Assets, net of accumulated amortization of $199,484 and
   $137,192, respectively..................................................         333,533            340,405
Burger King Development Rights, net of accumulated amortization of                  918,919                 --
   $81,081.................................................................
Domino's Development Rights, net of accumulated amortization of $15,542....         173,561                 --
                                                                                -----------      -------------
         Total Assets......................................................     $30,354,338        $ 7,833,604
                                                                                ===========      =============
Current Liabilities:
     Accounts payable......................................................         581,555            454,697
     Accrued interest payable..............................................          17,911             10,335
     Other accrued expenses................................................         788,412          1,009,606
     Current portion of bank credit facilities.............................       1,349,995          1,220,495
     Other notes payable...................................................              --             69,307
     Payable to affiliate..................................................              --            149,382
     Non-interest bearing obligation payable to minority shareholder
       of IFF Polska.......................................................              --            500,000
                                                                                -----------      -------------
         Total Current Liabilities.........................................       2,737,873          3,413,822

11% Convertible Senior Subordinated Discount Notes due October 31,               20,354,680                 --
   2007....................................................................
Bank Credit Facilities.....................................................         630,000            300,000
9% Subordinated Convertible Debentures, due December 15, 2007..............       2,756,000          2,756,000
                                                                                -----------      -------------
         Total Liabilities.................................................      26,478,553          6,469,822
                                                                                -----------      -------------
Deferred Credit............................................................       1,000,000                 --
                                                                                -----------      -------------
Minority Interest in Net Assets of Consolidated Subsidiary.................         115,294            460,361
                                                                                -----------      -------------
Commitments and Contingencies
Shareholders' Equity:
     Preferred Stock, $.01 par value, 1,000,000 shares authorized; 33,450 and
       38,240 shares issued and outstanding, respectively
       (liquidation preference of $3,345,000)..............................             334                382
     Common  Stock, $.01 par value, 100,000,000 shares authorized;
       44,641,247 and 10,322,521 shares issued and outstanding,                     446,413            103,225
       respectively........................................................
     Additional paid-in capital............................................      17,691,542         14,523,361
     Accumulated deficit...................................................     (15,377,798)       (13,723,547)
                                                                                -----------      -------------
         Total Shareholders' Equity........................................       2,760,491            903,421
                                                                                ------------     -------------
         Total Liabilities and Shareholders' Equity........................     $30,354,338       $  7,833,604
                                                                                ===========      =============

                             See Accompanying Notes

              INTERNATIONAL FAST FOOD CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                      Years Ended December 31,
                                                                                -------------------------------------
                                                                                       1997               1996
                                                                                ---------------      ----------------
Revenues:
    Sales..................................................................       $ 6,083,011         $ 5,486,178

Food and Packaging Costs...................................................         2,476,775           2,286,261
                                                                                  -----------         -----------

Gross Profit...............................................................         3,606,236           3,199,917
                                                                                  -----------         -----------

Operating Expenses:
    Payroll and related costs..............................................         1,067,282             816,048
    Occupancy and other operating expenses.................................         1,828,894           1,535,378
    Depreciation and amortization..........................................           888,538             984,707
                                                                                  -----------         -----------
         Total operating expenses..........................................         3,784,714           3,336,133
                                                                                  -----------         -----------
                                                                                     (178,478)           (136,216)
General and Administrative Expenses........................................         1,963,233           1,551,129

Other Income (Expenses):
    Interest and other income, net.........................................           477,053              98,136
    Interest expense, including amortization of issuance costs.............          (945,598)           (446,561)
    Foreign currency exchange loss.........................................          (314,731)           (189,662)
    Gain on settlement of  litigation, net of applicable costs.............         1,327,070                    --
                                                                                  -----------         -----------
         Total other income (expenses).....................................           543,794            (538,087)
                                                                                  -----------         -----------
Loss Before Minority Interest..............................................        (1,597,917)         (2,225,432)
Minority Interest in Losses of  Consolidated Subsidiary....................           345,067             229,320
                                                                                  -----------         -----------
Net Loss...................................................................       $(1,252,850)        $(1,996,112)
                                                                                  ===========         ===========

Basic and Diluted Net Loss Per Common Share................................       $      (.05)        $      (.37)
                                                                                  ===========         ===========

Weighted Average Number of Common Shares Outstanding.......................        26,246,885           5,967,325
                                                                                  ===========         ===========

                             See Accompanying Notes

              INTERNATIONAL FAST FOOD CORPORATION AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                 For the Years Ended December 31, 1997 and 1996

                                                                               Additional
                                                                                Paid In      Accumulated
                                       Common Stock        Preferred Stock      Capital        Deficit        Total
                                  ---------------------   ------------------  -------------  ------------   ---------
                                    Shares      Amount     Shares    Amount
                                  ----------   --------   --------  --------
Balances, December 31, 1995.....  3,759,564    $37,595     50,030     $500    $14,046,571   $(11,727,435)  $2,357,231
Conversion of Preferred Stock...    392,957      3,930    (11,790)    (118)        (3,812)            --           --

Common Stock Issued in
  exchange for professional
  services......................    620,000      6,200         --       --         81,102            --        87,302
Private placement of Common
  Stock for cash................  5,550,000     55,500         --       --        389,500            --       445,000
Payment received for
  termination of stock option...         --         --         --       --         10,000            --        10,000

Net loss for the year...........         --         --         --       --             --    (1,996,112)   (1,996,112)
                                 ----------   --------   --------   ------    -----------  ------------   -----------

Balances, December 31, 1996..... 10,322,521    103,225     38,240      382     14,523,361   (13,723,547)      903,421
Conversion of Preferred Stock...    159,650      1,597     (4,790)     (48)        (1,549)           --            --

Common Stock issued in
  exchange for professional
  services......................  2,000,000     20,000         --       --        180,000            --       200,000
Common Stock issued in
  exchange for Underwriter
  and debenture warrants........    200,000      2,000         --       --         (2,000)           --            --
Conversion of 8%
  Convertible Promissory
  Notes.........................  5,000,000     50,000         --       --        450,000            --       500,000
Conversion of Litigation
  Funding Promissory Note....... 25,909,211    259,092         --       --      2,000,828            --     2,259,920
Issuance of Common  Stock in
  payment of dividends on
  Preferred Stock...............    549,865      5,499         --       --        395,902      (401,401)           --
Issuance of Common Stock in
  payment of costs
  associated with issuance
  of debt securities............    500,000      5,000         --       --        145,000            --       150,000
Net loss for the year...........         --         --         --       --             --    (1,252,850)   (1,252,850)
                                 ----------   --------   --------   ------    -----------  ------------   -----------
Balances, December 31, 1997..... 44,641,247   $446,413     33,450     $334    $17,691,542  $(15,377,798)   $2,760,491
                                 ==========   ========   ========   ======    ===========  ============   ===========

                                              See Accompanying Notes

              INTERNATIONAL FAST FOOD CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                     Years Ended December 31,
                                                                                -----------------------------------
                                                                                    1997                   1996
                                                                                -------------          ------------
Cash Flows From Operating Activities:
   Net loss...............................................................       $ (1,252,850)         $(1,996,112)
   Adjustments to reconcile net loss to net cash used in
     operating
     activities:
     Amortization and depreciation of furniture, equipment and
       leasehold improvements.............................................            989,395            1,008,106
     Amortization of debt discount and issuance costs.....................            428,892              180,992
     Minority interest in losses of subsidiary............................           (345,067)            (229,320)
     Other operating items................................................            287,261              115,099
     Gain on forgiveness of indebtedness..................................           (329,465)                  --
   Changes in operating assets and liabilities, net of
     acquisition
     of business:
     Receivables..........................................................            (10,890)               8,518
     Inventories..........................................................            (15,507)              84,217
     Prepaid expenses and other...........................................            (64,873)             (14,805)
     Accounts payable and accrued expenses................................           (363,663)             465,108
                                                                                   -----------          ----------
   Net cash used in operating activities..................................           (676,767)            (378,197)
                                                                                   -----------          -----------
Cash Flows From Investing Activities:
   Purchase of business, net of cash acquired.............................           (209,357)                  --
   Increase in restricted cash and certificates of deposit................           (499,990)                  --
   Payments for furniture, equipment and leasehold
     improvements.........................................................           (368,797)                  --
   Payments for other assets..............................................            (57,635)            (192,399)
   Disposition of furniture & equipment...................................                 --              129,113
   Refund of franchise fees...............................................             30,000                   --
                                                                                 ------------         ------------
   Net cash used in investing activities..................................         (1,105,779)             (63,286)
                                                                                 ------------         ------------
Cash Flows From Financing Activities:
   Sale of common stock for cash..........................................                 --              445,000
   Payment received for termination of stock option.......................                 --               10,000
   Advances from (to) Affiliate...........................................             19,941               38,792
   Repayments of bank credit facilities...................................         (1,510,000)            (383,753)
   Net proceeds from issuance of 11% Convertible
     Senior Subordinated Discount Notes...................................         17,662,174
     Net proceeds from settlement of litigation...........................          3,227,015                   --
   Payment to Litigation Funding..........................................         (1,028,521)                  --
   Payment of other notes payable.........................................            (69,307)                  --
   Payment of non-interest bearing obligation to minority                            (500,000)                  --
     shareholder of IFF Polska............................................
   Borrowings under bank credit facilities................................          1,955,146              300,000
   Net Proceeds from issuance of convertible promissory notes.............            500,000                   --
                                                                                 ------------         ------------
   Net cash provided by financing activities..............................         20,256,448              410,039
                                                                                 ------------         ------------
   Effect of Exchange Rate Changes on Cash and Cash Equivalents...........            (25,836)             (27,797)
                                                                                 ------------         ------------
   Increase (Decrease) in Cash and Cash Equivalents.......................         18,448,066              (59,241)
   Beginning Cash and Cash Equivalents....................................            194,269              253,510
                                                                                 ------------         ------------
   Ending Cash and Cash Equivalents.......................................        $18,642,335             $194,269
                                                                                 ============         ============
   Supplemental Disclosures of Cash Flow Information:.....................
   Cash paid during the year for:
     Interest.............................................................        $   447,705             $424,550
                                                                                 ============         ============

                                   (continued)

              INTERNATIONAL FAST FOOD CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (continued)

Supplemental Schedule of Non-Cash Investing & Financing Activities:

Year Ended December 31, 1997:

      Issuance of 159,650 shares of Common Stock upon the exchange of 4,790 shares of Preferred Stock. Issuance of 2,000,000 shares of Common Stock in payment of $200,000 of legal fees. Issuance of 5,000,000 shares of Common Stock upon conversion of $500,000 principal amount of 8% Convertible
         Promissory Notes.
      Issuance of 200,000 shares of Common Stock in exchange for the cancellation of 130,000 Underwriter Common Stock warrants and Underwriter $1,000,000 debenture warrants.
      Issuance of 25,909,211 shares of Common Stock in payment of $2,198,424 principal amount of a promissory note payable to Litigation Funding plus $60,496 of accrued interest.
      Issuance of 549,865 shares of Common Stock in payment of $401,401 of dividends on Preferred Stock. Issuance of 500,000 shares of Common Stock in payment of a portion of the placement fee in connection with the issuance of the 11% Convertible Senior Subordinated Discount Notes Due 2007.

Year Ended December 31, 1996:

      Issuance of 392,957 shares of Common Stock upon the exchange of 11,790 shares of Preferred Stock. Issuance of 620,000 shares of Common Stock in payment of $87,302 professional fees.



                             See Accompanying Notes

              INTERNATIONAL FAST FOOD CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.       ORGANIZATION:

         International Fast Food Corporation (the "Company" or "IFFC") was organized for the purpose of developing and operating franchised Burger King restaurants in the Republic of Poland ("Poland").

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

         BASIS OF PRESENTATION -- The accompanying consolidated financial statements include the accounts of the Company and its majority-owned (85%)Polish subsidiary, International Fast Food Polska, Sp.zo.o. ("IFFP"), a limited liability corporation, and IFFP's three wholly-owned Polish limited liability corporations. Additionally, the consolidated financial statements include the accounts of the Company's two wholly-owned Polish limited liability corporations, Krolewska Pizza, Sp.zo.o.("KP") and Pizza King Polska, Sp.zo.o.("PKP") for the period from their acquisition in July 1997 through December 31,1997. KP and PKP presently operate seven Domino's Pizza stores and a Domino's approved commissary. All significant intercompany transactions and balances have been eliminated in consolidation.

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         IFFC's restaurant and store operations are conducted in Poland. The Polish economy has historically been characterized by high rates of inflation and devaluation of the Polish zloty against the dollar and European currencies. However, in the years ended December 31, 1996 and 1997, the rates of inflation and devaluation improved. For the years ended December 31, 1993, 1994, 1995,1996, and 1997 the annual inflation rate in Poland was 35%, 32%, 21.6%, 19.5%, and 13.0% respectively. Payment of interest and principal on the 9% Convertible Subordinate Debentures, 11% Convertible Senior Subordinated Discount Notes and payment of franchise fees to BKC and DPI for each restaurant and store opened are in United States currency. Additionally, IFFC is dependent on certain sources of supply which require payment in European or United States currencies. Since IFFC's revenues from operations will be in zlotys, IFFC is subject to the risk of currency fluctuations. IFFC has and intends to maintain substantially all of its unutilized funds in United States or Western European currency denominated securities and/or European Currency Units. There can be no assurance that IFFC will successfully manage its exposure to currency fluctuations or that such fluctuations will not have a material adverse effect on IFFC.

         The official currency of Poland is the Zloty. The value of the Zloty is pegged pursuant to a system based on a basket of currencies, as well as all other economic and political factors that effect the value of currencies generally. At December 31, 1997 and 1996, the exchange rate was 3.514 and 2.873 zlotys per dollar, respectively. The accounts of IFFC's Polish subsidiaries are maintained in zlotys and are remeasured into U.S. dollars, the functional currency, at the end of each reporting period. Monetary assets and liabilities are remeasured using current exchange rates. Non-monetary assets, liabilities, and related expenses, primarily furniture, equipment, leasehold improvements and related depreciation and amortization, are remeasured using historical exchange rates. Income and expense accounts, excluding depreciation and amortization, are remeasured using an annual weighted average exchange rate. Transaction gains and losses that arise from exchange rate fluctuations in transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

         LIQUIDITY AND PLAN OF OPERATIONS -- As of December 31, 1997, IFFC had working capital of approximately $17,509,290 and Cash and Cash Equivalents of $18,642,335. IFFC's working capital and cash position were significantly improved by the settlement of its litigation with Burger King Corporation ("BKC") in March 1997 coupled with the recent debt consolidation, merger with Litigation Funding, Inc. and placement of the 11% Convertible Senior Subordinated Discount Notes, Due October 31, 2007 (See Notes 8, 13 and 14). Although IFFC believes that it has sufficient funds to finance its present plan of operations through April 30, 1999, IFFC cannot reasonably estimate how long it will be able to satisfy its cash requirements. The capital requirements

              INTERNATIONAL FAST FOOD CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

relating to implementation of the BKC Development Agreement and the New Master Franchise Agreement with Dominos are significant. Based upon current assumptions, IFFC will seek to implement its business plan utilizing its Cash and Cash Equivalents and cash generated from restaurant and store operations. In order to satisfy the capital requirements of the BKC Development Agreement and the New Master Franchise Agreement with Dominos, IFFC will require resources substantially greater than the amounts it presently has or amounts that can be generated from restaurant and store operations. Other than its existing Bank Credit Facilities (See Note 6), IFFC has no current arrangements with respect to, or sources of additional financing and there can be no assurance that IFFC will be able to obtain additional financing or that additional financing will be available on acceptable terms to fund future commitments for capital expenditures.

         CASH AND CASH EQUIVALENTS -- The Company considers all highly liquid investments purchased with a maturity of three months or less at the time of acquisition to be cash equivalents. The Company maintains its U.S. cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

         INVENTORIES -- Inventories are stated at the lower of cost (first in, first out) or market and consist primarily of restaurant food items.

         NET (LOSS) PER COMMON SHARE -- The net loss per common share in the accompanying statements of operations has been computed based upon the provisions of SFAS No. 128, Earnings per Share, which became effective for reporting periods ending after December 15, 1997, and requires restatement of previously reported per share amounts. The adoption of SFAS No. 128 did not require a change in the net loss per common share amount reported for the year ended December 31, 1996. The basic and diluted net loss per common share in the accompanying statements of operations is based upon the net loss after preferred dividend requirements of $171,961 and $229,440 in 1997 and 1996, respectively, divided by the weighted average number of shares outstanding during each period. Diluted per share data is the same as basic per share data since the inclusion of all potentially dilutive common shares that would be issuable upon the exercise of options and warrants and the assumed conversion of convertible debt and preferred stock would be anti-dilutive.

         FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS -- Furniture, equipment and leasehold improvements are stated at cost. Maintenance and repairs are charged to expense, when incurred. Leasehold improvements, additions, major renewals and betterments are capitalized. Furniture and equipment is being depreciated over periods ranging from three to five years on a straight-line basis and leasehold improvements are amortized over the life of the respective lease. When items are sold, or otherwise disposed of, the related costs and accumulated amortization or depreciation are removed from the accounts and any resulting gains or losses are recognized.

         ACQUISITION COSTS OF BURGER KING DEVELOPMENT RIGHTS -- All costs associated with the acquisition of Burger King Development Rights were capitalized. The cost of these rights is being amortized over the period from April 1, 1997, through the expiration date of the agreement on September 30, 2007.

         DEFERRED CHARGES AND OTHER ASSETS -- All costs incurred in connection with the organization of the Company were deferred and amortized on a straight-line basis over the five year period ended December 31, 1996. Software costs are amortized on a straight line basis over five years. Franchise fees are amortized over the primary term of each agreement ranging from five to twenty years. Debt issuance costs related to the issuance of the 9% Convertible Subordinated Debentures due December 15, 2007 and the 11% Convertible Senior Subordinated Discount Notes due October 31, 2007, have been capitalized and are amortized using the straight-line method over the term of the related debt, which does not differ materially from the effective interest method.

              INTERNATIONAL FAST FOOD CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         INCOME TAXES - Deferred Income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts. Deferred tax assets are also established for the future tax benefits of loss and credit carryforwards. Valuation allowances are established to reduce deferred tax assets to the amount expected to be realized.

         ADVERTISING AND PROMOTION EXPENSES -- Production costs of future media advertising are deferred until the advertising occurs. All other advertising and promotion costs are expensed when incurred. At December 31, 1997 and 1996, the Company had no significant deferred advertising costs.

         RECLASSIFICATIONS -- Certain amounts in the 1996 financial statements have been reclassified to conform with the 1997 presentation.

         RECENTLY ISSUED ACCOUNTING STANDARDS -- IFFC is required is adopt SFAS No. 130, Reporting Comprehensive Income, in the first quarter of 1998. SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components in a full set of financial statements. The objective of SFAS No. 130 is to report comprehensive income, a measure of all changes in equity of an enterprise that result from transactions and other economic events in a period, other than transactions with owners. Management believes that the adoption of SFAS No. 130 will not have a material impact on IFFC's consolidated financial statements and IFFC has elected to disclose comprehensive income in the consolidated statement of shareholders' equity upon adoption. SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, establishes standards for the way that public business enterprises report information about operating segments and for related disclosures about products and services, geographic area and major customers. IFFC will implement the disclosure provisions of SFAS No. 131 effective December 31, 1998.

3.       RESTRICTED CASH:

         At December 31, 1997 and 1996, the Company had $999,990 and $500,000 of restricted cash and certificates of deposit which represents collateral for an outstanding line of credit and a letter of credit, respectively.

4.       FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS:

         Furniture, equipment, and leasehold improvements at December 31, 1997 and 1996 are as follows:

                                                                            1997             1996
                                                                       -------------    -------------
          Vehicles.................................................     $     92,470       $   79,581
          Office furniture and equipment...........................          405,205          183,851
          Restaurant equipment.....................................        3,730,027        3,238,242
          Leasehold improvements...................................        6,044,228        5,123,660
                                                                       -------------     ------------
                                                                          10,271,930        8,625,334
          Less: accumulated depreciation and amortization..........       (4,312,552)      (2,759,917)
                                                                       -------------     ------------
                                                                         $ 5,959,378      $ 5,865,417
                                                                       =============     ============
          Depreciation and amortization expense....................     $    848,838      $   965,668
                                                                       =============     ============

             INTERNATIONAL FAST FOOD CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



5.       OTHER ASSETS:

         Other assets at December 31, 1997 and 1996 are as follows:

                                                                               1997            1996
                                                                          -------------    -------------
           Franchise fees...........................................           $339,386       $337,512
           Deferred lease costs.....................................             91,350         72,987
           Software and other intangibles...........................            102,281         67,098
                                                                              ---------      ---------
                                                                                533,017        477,597
           Less: accumulated amortization...........................           (199,484)      (137,192)
                                                                              ---------      ---------
                                                                               $333,533       $340,405
                                                                              =========      =========
           Amortization Expense.....................................          $  43,934      $  42,438
                                                                              =========      =========

6.       BANK CREDIT FACILITIES:

         Bank credit facilities at December 31, 1997 and 1996 consists of the following:

                                                                              1997            1996
                                                                          -------------    ------------
           Amerbank in Poland, S.A., PKP overdraft credit
              line, variable rate approximately equal to
              prime, expires March 31, 1998.........................        $    15,772   $         --

           Amerbank in Poland, S.A., IFFP overdraft credit
              line, variable rate approximately equal to
              prime, expires March, 30, 1998........................             15,223         10,495

           Amerbank, IFFP line of credit of $950,000 payable
              in twenty nine installments of $32,000
              commencing on March 31, 1998 interest payable
              monthly at 2.75% above LIBOR, $22,000 due at
              maturity on August 12, 2000...........................            950,000             --

                                      F-12


             INTERNATIONAL FAST FOOD CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


           Amerbank IFFP revolving credit facility, interest is
              payable monthly at 2.50% above LIBOR, $1,500,000
              maximum credit until August 1999, payable in thirty
              five monthly installments thereafter of $42,000
              with final payment of $30,000 due at maturity on
              August 12, 2002.*.....................................                 --             --

           Totalbank IFFC line of credit of $999,000  payable
              in full on May 19, 1998, interest at 6.5%
              payable quarterly collateralized by
              certificates of deposit in the amount $999,990........            999,000             --

           Amerbank, IFFP line of credit of $300,000 payable in three quarterly installments of $100,000 commencing on
              March 31, 1998, interest payable monthly at Amerbank
              prime, guaranteed by IFFC: paid in full on
              August 12, 1997.......................................                 --        300,000

           Amerbank revolving credit facility 12% interest, $100,000
              plus interest payable on March 31, 1997 and June 30,1997,
              remaining principal and all accrued interest was paid in
              full on September 30, 1997............................                 --        310,000

           Bank Handlowy Warszawie, S.A., IFFP credit facility of
              $2,000,000 payable $50,000 on January 31, 1997, $100,000
              quarterly commencing on March 31, 1997 through
              September 30, 1997, and the remaining balance payable
              in full on or before December 16, 1997, interest
              at LIBOR plus 3.875% collateralized by amounts on deposit
              with Bank Handlowy, unconditional guarantee of IFFC,
              fixed assets of IFFP of $1,250,000 and a letter of credit
              in the amount of $500,000, paid in full on
              August 12, 1997.......................................                 --        900,000
                     --- -----                                              -----------   ------------

           Total bank credit facilities.............................          1,979,995      1,520,495

           Less: Current Maturities.................................          1,349,995      1,220,495
                                                                            -----------   ------------

           Long bank credit facilities..............................        $   630,000    $   300,000
                                                                            ===========   ============

-------------------

       The Ameribank revolving facility for $1,500,000 had not been drawn upon as of December 31, 1997.

7.       9% SUBORDINATED CONVERTIBLE DEBENTURES:

         The Convertible Subordinated Debentures (the "Debentures") mature on December 15, 2007 and provide for the payment of interest at 9% semi-annually until maturity.

         The Debentures are subordinated and subject in right of payment to the prior payment of all Senior Indebtedness. The indenture contains no provision restricting the incurrence of additional debt or the issuance of additional securities. The Debentures may be redeemed together with accrued interest at the option of the Company in whole or in part, at any time on at least 30 days notice to Debentureholders at decreasing redemption prices from 109% in 1993 to 100% in 2002 and thereafter. The Debentures are redeemable through the operation of a sinking fund beginning 1998 through 2006. Sinking fund payments will be reduced for Debentures previously converted or redeemed by the Company.

             INTERNATIONAL FAST FOOD CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


8.       11% CONVERTIBLE SENIOR SUBORDINATED DISCOUNT NOTES:

         On November 5, 1997, the Company sold $27,536,000 of 11% Convertible Senior Subordinated Discount Notes Due October 31, 2007 ( the "Notes") in a private offering. At December 31, 1997, the notes are comprised as follows:

                     Face amount of notes at maturity.............         $27,536,000
                     Unamortized discount to be accredited as
                     interest expense and added to the original
                     principal balance of the notes over a
                     period of three years........................          (7,181,320)
                                                                           -----------
                     Balance at December 31, 1997.................         $20,354,680
                                                                           ===========

         The Company received net proceeds of $17,662,174 after reduction of the face of the notes for unamortized discount of $7,535,908 and placement costs in the amount of $2,337,918. In addition to the placement costs incurred the, Company also issued to the placement agent 500,000 shares of Common Stock which were valued at $150,000.

         The Notes mature on October 31, 2007, and interest is payable semi-annually, in cash, on April 30 and October 31 of each year, commencing April 30, 2001.

         The Notes are redeemable at the option of the Company, in whole or in part, at any time or from time to time on and after October 31, 2002; initially at 105.5% of their accreted value on the date of redemption, plus accrued interest, declining ratably to 100% of their principal amount, plus accrued interest, on and after October 31, 2006.

         The Notes are convertible, at the option of the holder, into Common Stock at any time after November 5, 1998. The number of shares of Common Stock issuable upon conversion of the Notes is equal to the Accreted Value of the Notes being converted, on the date of conversion, divided by $.70 (the "Conversion Ratio"), subject to adjustment in certain events. Accordingly, the number of shares of Common Stock issuable upon conversion of the Notes will increase as the accreted value of the Notes increases. In addition, (a) if the closing sale price (the "closing price") of the Common Stock on the Nasdaq National Market or other securities exchange or system on which the Common Stock is the traded or (b) if not so traded, then the best bid offered price on the OTC Bulletin Board Service (the "BBS") on the days when transactions in the Common Stock are not effected, or on such days as transactions are effected on the BBS, the highest price at which a trade was executed, during any period described below has exceeded the price for such period for at least 20 consecutive trading days (the "Market Criteria Period"), and a registration statement with respect to the resale of Common Stock to be issued upon conversion of the Notes is effective, all of the Notes will be automatically converted into Common Stock at the close of business on the last day of the Market Criteria Period; provided, however, that if the Market Criteria is satisfied during the third year after the closing date of the offering, the conversion will occur only if the Closing Price or OTC Price, as applicable, of the Common Stock is at least $2.80 on such date :

                                   12 Months Beginning         Closing Price
                               ---------------------------    ---------------

                               October 31, 1999...........         $2.80
                               October 31, 2000...........         $3.25

         The Company is obligated to cause to be declared effective, before November 5, 1998, a registration statement registering the resale of the shares of Common Stock to be issued upon conversion of the Notes. In the

             INTERNATIONAL FAST FOOD CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


event a registration statement is not declared effective by such date, the denominator of the Conversion Ratio will be decreased by $.15 from $.70. If such registration statement is declared effective but, subject to certain exceptions, thereafter ceases to be effective, then IFFC is obligated to pay certain liquidated damages to the holders of the Notes ranging from 1/2% to a maximum of 5.0% of the principal balance of such Notes, depending upon the length of the period of time the registration statement is not effective.

         In the event of a change of control, as defined in the Convertible Senior Subordinated Discount Notes Indenture (the "Indenture"), the holders of the Notes will have the right to require the Company to purchase the Notes at a purchase price of 101% of their Accreted Value on the date of such purchase, plus accrued interest.

         The Indenture contains certain covenants which among other things, restrict the ability of IFFC and its Restricted Subsidiaries (as defined in the Indenture) to: incur additional indebtedness; create liens, pay dividends or make distributions in respect to their capital stock; make investments; or make certain other restricted payments; sell assets, issue or sell stock of Restricted Subsidiaries; enter into transactions with stockholders or affiliates; engage in unrelated lines of business; or consolidate, merge, or sell all or substantially all of their assets. In addition, Mitchell Rubinson must remain the Company's Chief Executive Officer.

         The Indenture specifically requires that any temporary cash investments can only be placed in banks that have total capital in excess of $100 million.

9.       FINANCIAL INSTRUMENTS:

         Fair Value of Financial Instruments - The carrying amounts of cash, cash equivalents, receivables, accounts payable, accrued expenses and bank credit facilities payable approximate fair value because of the short maturity of these items. The fair value of the Company's 9% Subordinated Convertible Debentures is not readily determinable at December 31, 1997, due to the lack of trading activity. The fair value of the 11% Convertible Senior Subordinated Discount Notes is estimated to be approximately equivalent to their carrying value due to the recent issuance of such debt.

10.      SHAREHOLDERS' EQUITY:

         The Company's stock option plan provides for the granting of options to qualified employees and directors of the Company. Stock option activity is shown below at December 31:

                                                                 1997                 1996
                                                            ---------------       --------------
                Outstanding at beginning of year......           210,000               292,000
                Granted...............................           410,000                    --
                Exercised.............................                --                    --
                Expired...............................           (50,000)              (82,000)
                                                                 -------               -------
                Outstanding at end of year............           570,000               210,000
                                                                 =======               =======
                Exercisable at end of year............           256,000               190,000
                                                                 =======               =======
                Price range of options outstanding at
                  end of year.........................              $.40                $1.375
                Available for grant at end of year....         1,430,000               440,000

         In January 1995, and July 1997, all options outstanding were repriced to $1.375 and $.40, respectively, which was equivalent to the market price of the Common Stock on such dates.

         SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") was issued during 1995 and was effective for the year ended December 31, 1996. This pronouncement establishes financial accounting and

             INTERNATIONAL FAST FOOD CORPORATION AND SUBSIDIARIES
                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

disclosure standards for stock-based employee compensation plans. It encourages, but does not require, companies to recognize compensation expense for grants of stock, stock options and other equity instruments to employees based on new fair value accounting rules. Companies that choose not to adopt the new fair value accounting rules are required to disclose proforma net income and earnings per share under the new method. The Company has adopted only the disclosure provisions of SFAS 123. Had compensation costs for the Company's stock option plans been determined based upon the fair value at the grant date for awards under these plans consistent with the methodology prescribed under SFAS 123 for options granted in 1997 and 1996, the Company's net loss and basic and diluted net loss per share for those years would have increased by approximately $170,000 and $5,000 or $.006 and $.001 per share respectively. The fair value of the options granted during 1997 is estimated at $49,000 on the dates of grant using the Black-Scholes option-pricing model with the following assumptions: expected volatility of 107%, expected dividend yield of 0%, risk-free interest rate of 5%, and terms of 8.7 years.

         The June 15, 1996, December 15, 1996, and June 15, 1997 dividend payments with respect to the series A 6% Convertible Preferred Stock were not declared or made on their respective due dates. As of December 31, 1996, $229,440 of preferred dividends were in arrears. On December 15, 1997, the Company issued 549,865 shares of Common Stock valued at $401,401 in payment of the December 15, 1997 dividend and all dividends in arrears as of that date. At December 31, 1997, no dividends were in arrears.

         During the years ended December 31, 1997 and 1996, the Company has issued shares of Common Stock in satisfaction of outstanding liabilities, payment of expenses and acquisition of working capital. In the opinion of management, the value assigned to the Common Stock issued was approximately equivalent to its fair market value on the date such shares were issued.

         During the years ended December 31, 1997 and 1996, 159,650 and 392,957 shares of Common Stock were issued upon exchange of 4,790 and 11,790 shares of Preferred Stock.

         At December 31, 1997, IFFC had reserved the following shares of Common Stock for issuance:

                        Stock option plans................................      2,000,000

                        Warrants issued in connection with 1994
                        exchange offer, exercisable at $7.00 per
                        share through August 1, 1999......................        290,800

                        Convertible Debentures convertible into
                        Common Stock at a conversion price of $8.50
                        per share on or before December 15, 2007..........        324,235

                        Preferred Stock convertible into Common
                        Stock at a conversion price of $3.00  per
                        share.............................................      1,115,000

                        Warrants to purchase 50,000 shares of
                        Common Stock at an exercise price of $.2831
                        per share.........................................         50,000

                        Convertible  Senior Subordinated Discount
                        Notes convertible into Common Stock, after
                        November 5, 1998, at a conversion price of
                        $.70 per share....................................     29,078,114
                                                                               ----------
                        Total reserved shares.............................     32,858,149
                                                                               ==========

                                      F-16

             INTERNATIONAL FAST FOOD CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


11.     INCOME TAXES:

         As of December 31, 1997 and 1996, the Company had net operating loss carryforwards of approximately $4,417,000 and $4,927,000 respectively, for U.S. tax purposes which expire in various years through 2012. Deferred tax assets as of December 31, 1997 and 1996 of approximately $1,661,000 and $1,853,000 respectively, were subject to and presented net of a 100% valuation allowance.

         At December 31, 1997 and 1996, the Company has capital loss carryforwards of approximately $1,338,000, which expire in 1999.

         As of December 31, 1997 and 1996, the Company's Poland subsidiaries had net operating loss carry forwards of approximately $6,952,000 and $5,998,000 respectively, which expire in various years through 2000. Deferred tax assets, which primarily result from the net operating loss carry forwards, which primarily result from the net operating loss carryforwarded as of December 31, 1997 and 1996 of approximately $2,781,000 and $2,339,000 respectively, were subject to and presented net of a 100% valuation allowance.

12.     RELATED PARTY TRANSACTIONS:

         During 1996, the Company sold an aggregate of 4,950,000 shares of Common Stock to members of the family of the Company's Chairman of the Board, Chief Executive Officer and President and received aggregate proceeds of $385,000 in connection with such sales.

         In January 1997, Mitchell Rubinson and his wife, Marilyn Rubinson, the mother of Mitchell Rubinson, Jaime Rubinson and Kim Rubinson, Mr. Rubinson's daughters, purchased $100,000, $300,000, $50,000, and $50,000 aggregate principal amount of convertible promissory notes, respectively. The notes bore interest at 8% per annum and were convertible into shares of the Company's Common Stock at $.10 per share. The proceeds from the sale of the notes were used to fund the cost and expenses in connection with the Company's litigation against BKC and for general working capital purposes. In June 1997 the $500,000 aggregate principal amount of the convertible promissory notes were converted into 5,000,000 shares of Common Stock.

          See Note 14 for a description of transactions with Litigation Funding, Inc.

          See Note 15 for a description of the Company's purchase of KP and PKP, two Polish limited liability companies. Prior to KP's purchase of PKP, PKP was wholly-owned by QPQ Corporation, a former affiliate of the Company.

13.     COMMITMENTS AND CONTINGENCIES:

         On March 14, 1997, IFFC and BKC entered into a new Development Agreement (the "BKC Development Agreement"), which was then assigned by IFFC to IFFP; IFFC continues to remain liable for the obligations contained in the BKC Development Agreement. Pursuant to the BKC Development Agreement, IFFP has been granted the exclusive right until September 30, 2007 to develop and be franchised to operate Burger King restaurants in Poland with certain exceptions discussed below. Pursuant to the BKC Development Agreement, IFFC is required to open 45 restaurants during the term of the Agreement. Each traditional Burger King restaurant, in-line Burger King restaurant, or drive-thru Burger King restaurant shall constitute one restaurant. A Burger King kiosk restaurant shall, for purposes of the BKC Development Agreement, be considered one quarter of a restaurant.

         Pursuant to the BKC Development Agreement, IFFC is to open three restaurants through September 30, 1998, four restaurants in each year beginning October 1, 1998 and ending September 30, 2001 and five restaurants in each year beginning October 1, 2001 and ending September 30, 2007.

             INTERNATIONAL FAST FOOD CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


         Pursuant to the BKC Development Agreement, IFFC shall pay BKC $1,000,000 as a development fee. IFFC shall not be obligated to pay the development fee if IFFC is in compliance with the development schedule by September 30, 1999, and has achieved gross sales of $11,000,000 for 12 months preceding the September 30, 1999 target date. If the development schedule has been achieved but gross sales were less than $11,000,000, but greater than $9,000,000, the development fee shall be reduced to $250,000. If the development fee is payable due to failure to achieve the performance targets set forth above, IFFC, at its option, may either pay the development fee or provide BKC with the written and binding undertaking of Mr. Mitchell Rubinson, IFFC's Chairman, that the Rubinson Group (as defined below) will completely divest themselves of any interest in IFFC and the Burger King restaurants opened or operated by IFFC in Poland within six (6) months of the date the development fee payment is due. The Rubinson Group shall be defined to include any entity that Mr. Rubinson directly or indirectly owns an aggregate interest of ten percent (10%) or more of the legal or beneficial equity interest and any parent, subsidiary or affiliate of a Rubinson entity. Mr. Rubinson has personally guaranteed payment of the development fee.

         For each restaurant opened, IFFC is obligated to pay BKC an initial fee of up to $40,000 for franchise agreements with a term of 20 years and $25,000 for franchise agreements with a term of ten years, payable not later than twenty days prior to the restaurant's opening. Each franchised restaurant must also pay a percentage of the restaurant's gross sales, irrespective of profitability, as a royalty for the use of the Burger King System and the Burger King Marks. The annual royalty fee is five percent (5%) of gross sales. The franchises must also contribute a monthly advertising and promotion fee of 6% of the restaurant's gross sales, to be used for advertising, sales promotion, and public relations. Payment of all amounts due to BKC is guaranteed by IFFC. The BKC Development Agreement calls for certain cash contributions from BKC to IFFC over the term of the BKC Development Agreement and additional sums based on an incentive arrangement when earned to be retained by IFFC out of BKC's future royalties.

         Under the New BKC Development Agreement, IFFP must develop a minimum of 45 Burger King restaurants by September 30, 2007. Subject to negotiation of definitive agreements, the Company intends to develop a majority of the new Burger King restaurants in conjunction with oil companies which are presently expanding throughout Poland. The Company has executed a development agreement with Statoil, and letters of intent with BP and Dupont-Conoco, to co-locate the Burger King restaurants on selected service station properties. This agreement and the letters of intent provide for the initial development of over 40 Burger King restaurant locations, plus additional locations in the future. There can be no assurance that the transactions contemplated by such agreement and letters of intent will be consummated. The Company anticipates that the majority of the new restaurants will be traditional free standing and attached type of drive-thru restaurants with a seating capacity of up to 85 people. The Company is in various stages of evaluating and/or receiving BKC approval for over 40 sites. Presently, the Company has executed five leases, four leases with the oil companies and one lease with a non oil company. The Company continues to explore opportunities with other fuel companies for the development of Burger King restaurants throughout Poland.

         BKC may terminate rights granted to IFFC under the BKC Development Agreement, including franchise approvals for restaurants not yet opened, for a variety of possible defaults by IFFC, including, among others, failure to open restaurants in accordance with the schedule set forth in the BKC Development Agreement; failure to obtain BKC site approval prior to the commencement of each restaurant's construction; failure to meet various operational, financial, and legal requirements set forth in the BKC Development Agreement, including maintaining of IFFP's net worth of $7,500,000 beginning on June 1, 1999. Upon termination of the BKC Development Agreement, whether resulting from default or expiration of its terms, BKC has the right to license others to develop and operate Burger King restaurants in Poland, or to do so itself.

         The BKC Development Agreement requires IFFC to designate a full-time Managing Director to be responsible for the restaurants to be developed. Such General Manager must be acceptable to BKC. Leon Blumenthal, who has served as IFFP's President, Chief Operating Officer, and Managing Director since 1995, has been approved by BKC.

             INTERNATIONAL FAST FOOD CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


         Specifically excluded from the scope of the BKC Development Agreement are restaurants on United States military establishments. BKC has also reserved the right to open restaurants in hotel chains with which BKC has, or may in the future have, a multi-territory agreement encompassing Poland. With respect to restaurants in airports, train stations, hospitals and other hotels, IFFC has the right of first refusal with the owners of such sites. If IFFC is unable or unwilling to reach a mutually acceptable agreement, BKC or its affiliates or designated third parties may do so. IFFC is restricted from engaging in the fast food hamburger restaurant business without the prior written consent of BKC, which consent may not be withheld so long as IFFC and the franchisees operating Burger King restaurants by designation of IFFC are adequately funded.

         Subject to certain exceptions, as long as IFFC is a principal of IFFP, BKC has the right to review and consent to certain types of new stock issuances of IFFC for which the consent will not be unreasonably withheld, provided that IFFC has complied with all reasonable conditions then established by BKC in connection with the proposed sale or issuance of applicable equity securities by IFFC.

         On August 28, 1997, KP entered into a New Master Franchise Agreement with Domino's Pizza International, Inc. ("Domino's"), granting KP the exclusive right to develop and operate and to sub-license Domino's Pizza stores and to operate a commissary for the Domino's system and the use of the Domino's and related marks in the operation of stores in Poland. IFFC has agreed that as a condition to the New Master Franchise Agreement it shall contribute or cause other entities to contribute to KP a minimum amount of $2,000,000 by December 31, 1997. As of December 31, 1997, IFFC had contributed $2,000,000 to KP. IFFC also agreed that any additional capital required above such amount will also be dedicated to KP as needed to permit KP to meet its development quotas. The term of the New Master Franchise Agreement will expire on December 31, 2003, and if KP is in compliance with all material provisions of the New Master Franchise Agreement, it may be extended for an additional ten (10) years in accordance with certain minimum development quotas which KP and Domino's may agree upon by execution of an amendment to the New Master Franchise Agreement. Under the terms of the New Master Franchise Agreement, KP shall be obligated to open 5, 6, 7, 8, 9, and 10 stores, respectively, beginning in 1998 and ending in the year 2003 for a total of 45 new stores. Of such stores, third party franchise stores shall not exceed 25% of the number of open and operating stores and all stores located in Warsaw, Poland shall be corporate stores.

         During the term of the New Master Franchise Agreement, KP and its controlling shareholders, including the controlling shareholder of IFFC, will not have any interest as an owner, investor, partner, licensee or in any other capacity in any business engaged in sit-down, delivery or carry-out pizza or in any business or entity which franchises or licenses or otherwise grants to others the right to operate a business engaged in such business which is located in Poland. The latter restriction shall apply for a period of one (1) year following the effective date of termination of the New Master Franchise Agreement.

         The Company maintains its executive offices in approximately 2,500 square feet of leased office space. Annual lease payments are approximately $32,200. IFFC has exercised its second of three, two year renewal options.

         IFFP maintains principal offices in Warsaw, Poland in approximately 4,000 square feet of office space. Annual lease payments are $54,000. The term of the lease is for an unlimited period; however, either party may terminate the lease after the first year with six month written notice. IFFP has the right of first refusal to the purchase of the building and will be reimbursed for the net book value of its improvements to the space upon termination of the lease agreement by the landlord.

         On November 7, 1996, IFFC amended its employment agreement with the Chairman of the Board, Chief Executive Officer and President, extending his employment term until December 31, 1999. The minimum annual salary during the first year is $183,013 subject to a 10% annual increase for each of the remaining two years. The agreement provides for an annual incentive bonus of 2.5% of the Company's net income. The agreement also provides for various fringe benefits, certain payments if employment is terminated by reason of death or disability

             INTERNATIONAL FAST FOOD CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


and a severance payment of twice the minimum annual salary then in effect, plus the incentive bonus paid in the prior year, in the event employment is terminated by the Company without cause.

         On July 1, 1997, the Company entered into an employment agreement with its Chief Financial Officer for an initial term of three years, which may be extended by the Company for up to two additional years. Minimum annual salary for the first year is $85,000. The agreement provides for various fringe benefits, a payment of $20,000 in the event employment is terminated by reason of death or disability and a maximum payment of $20,000 if employment is terminated without cause by the Company. In the event of a required move to Poland, the Company will be required to pay an appropriate housing allowance to be determined at the time of the move.

         On July 1, 1997, the Company entered into an employment agreement with its Senior Vice President, Chief Operating Officer and General Manager for an initial term of three years, which may be extended by the Company for up to an additional two years. Minimum annual salary for the first year is $100,000. The agreement provides for various fringe benefits, a payment of $25,000 in the event employment is terminated by reason of death or disability and a maximum payment of $25,000, if employment is terminated without cause by the Company.

         In connection with the procurement of restaurant sites, IFFP and PKP have entered into various long-term arrangements for restaurant space. The terms of the various agreements range from approximately two to ten years, plus extensions based upon agreement between the parties. The following is a schedule by years of minimum future rentals on noncancellable operating leases as of December 31, 1997, based on the year end exchange rate:

                           Year Ending December 31:            Poland             U.S.A.
                       ---------------------------------   ---------------     -----------
                                  1998...............        $   589,869          $32,200
                                  1999...............            549,831           32,200
                                  2000...............            544,700           32,200
                                  2001...............            544,700               --
                                  2002...............            544,700               --
                                  Thereafter.........          3,360,692               --
                                                           -------------       ----------
                                                              $6,134,492          $96,600
                                                           =============       ==========

         Rent expense for 1997 and 1996 was $560,933 and $450,572, respectively.

         IFFP has entered into long-term purchase agreements with its suppliers for its major menu items, which are sourced in Poland. The range of prices and volume of purchases under the agreements vary according to IFFP's demand for the products and fluctuations in market rates.

14.     LITIGATION:

         BKC Litigation. On March 17, 1995, IFFC and IFFP (collectively, the "IFFC Affiliates"), filed suit against BKC in the Eleventh Judicial Circuit Court of the State of Florida. In their amended complaint, the IFFC Affiliates alleged, among other things, that BKC breached certain of its express and implied obligations under the old BKC Development Agreement and the eight existing franchise agreements (the "Franchise Agreements") pertaining to IFFP's eight Burger King restaurants. The IFFC Affiliates further alleged that in connection with BKC's sale of certain of its rights pursuant to the old BKC Development Agreement and the Franchise Agreements, BKC failed to timely deliver to the IFFC Affiliates a complete and accurate franchise offering circular in accordance with rules promulgated by the Federal Trade Commission (the "FTC Count"). The IFFC affiliates also alleged that BKC committed certain acts which constitute fraud and/or deceptive and unfair business practices. The IFFC Affiliates asked the court to, among other things, award them compensatory damages of not less than $15,000,000, punitive damages and certain costs and expenses.

             INTERNATIONAL FAST FOOD CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     On March 11, 1997, BKC, IFFC, IFFP and Rubinson, individually and on behalf of Litigation Funding, Inc. entered into a Settlement Agreement. In connection with the execution of the Settlement Agreement, IFFC and BKC entered into the New BKC Development Agreement and eight (8) new franchise agreements. BKC paid to IFFC the sum of $5,000,000 (less $21,865 of royalties owed by IFFP to BKC for February 1997) for a net amount of $4,978,135. In addition, BKC forgave $499,768 representing all monies owed BKC by IFFP and IFFC through January 31, 1997. Under the terms of the Settlement Agreement, a portion of such proceeds, not to exceed $2,000,000, could be used to immediately satisfy the actual legal fees and costs of IFFC and IFFP incurred in connection with the BKC litigation, including IFFC's and IFFP's obligation under the agreement between IFFC, IFFP and Litigation Funding, Inc. The remaining $3,000,000 is to be used by IFFC and IFFP for the development of additional BKC restaurants in Poland or working capital for IFFP pursuant to the New BKC Development Agreement. All parties to the litigation stipulated to dismissal of the litigation and executed mutual releases.

         Litigation Financing Agreements. IFFC entered into two agreements specifically designed to assist it in financing the BKC Litigation. First, as of January 25, 1996, the IFFC Affiliates entered into an Agreement to Assign Litigation Proceeds (the "Funding Agreement") with Litigation Funding, Inc., a Florida corporation ("Funding"). This agreement was later amended in July 1996. Mitchell Rubinson, the chairman of the board, chief executive officer and president of IFFC is also the chairman of the board, chief executive officer and president and the principal shareholder of Funding.

         Pursuant to the amended Funding Agreement, Funding agreed to pay on behalf of IFFC and/or IFFP up to $750,001 (the "Amount") for all expenses (including attorneys' fees, court costs and other related expenses, but not judgments or amounts paid in settlement) actually incurred by or on behalf of IFFC and/or IFFP in connection with investigating, defending, prosecuting, settling or appealing the BKC Litigation and any and all claims or counterclaims of BKC against IFFC and/or IFFP (collectively, the "BKC Matter"). Funding paid all amounts it was requested to pay pursuant to the Funding Agreement.

         In consideration of the Amount, IFFC and IFFP each assigned to Funding a portion of any and all benefits and gross sums, amounts and proceeds that each of them may receive, collect, realize, otherwise obtain or benefit from in connection with, resulting from or arising in connection with the BKC Matter or any related claim, demand, appeal, right and/or cause of action of the IFFC Affiliates, including, but not limited to, amounts received or entitled to be received by the IFFC Affiliates in respect to (i) the gross proceeds of any court ordered decision or judgement (a "Judgement") entered in favor of IFFC and/or IFFP, (ii) the Sale Proceeds (as such term is defined in the agreement, the "Sales Proceeds") of any sale of the assets of IFFC and/or IFFP to BKC, any of BKC's affiliates and/or any entity which is introduced to the IFFC Affiliates by BKC (collectively, the "BKC Entities") in connection with a settlement of the BKC Matter, (iii) any amounts paid in compromise or settlement (a "Settlement") of the BKC Matter in whole or in part, (iv) any liabilities or indebtedness of IFFC or IFFP assumed or satisfied by the BKC Entities (the "Debt Relief Proceeds") and (v) the monetary value to the IFFC Affiliates of any concessions made by BKC with respect to its rights under (a) the Development Agreement and/or (b) the Franchise Agreements and any future franchise agreements between BKC and IFFP and/or IFFC (the "Contract Modification Proceeds"). All of the IFFC Affiliates' rights, titles and interests, legal and equitable, in and to such aforementioned benefits and gross sums, amounts and proceeds are collectively referred to herein as the "Proceeds".

         Specifically, IFFC and IFFP each individually assigned, set over, transferred and conveyed to Funding all of its right, title and interest in and to the sum of the following (the "Assigned Proceeds"); (i) seventy five percent (75%) of the Proceeds to the extent that such amount does not exceed Funding's Expenses ("Funding's Expenses") which are defined as the sum of the aggregate amount of money paid by Funding and the amount of money expended by Funding if it assumes the prosecution of the BKC Matter; (ii) seventy five percent (75%) of any Proceeds, excluding any Sales Proceeds, in excess of the sum of Funding's Expenses and the IFFC Affiliates' Expenses (as such term is defined below, the "IFFC Affiliates' Expenses"); and (iii) seventy five percent (75%) of any Sales Proceeds in excess of the sum of Funding's Expenses and the IFFC Affiliates' Expenses.

             INTERNATIONAL FAST FOOD CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


         Subject to Funding's recovery of Funding's Expenses, IFFC and IFFP have retained the right in and shall be entitled to recover from the Proceeds the sum of (i) $303,731, and (ii) all of the amounts they may expend in the future in connection with the BKC Matter, before Funding shall be entitled to receive any other Proceeds.

         In connection with the execution and delivery of the Funding Agreement, IFFC, IFFP, Funding and a law firm (the "Escrow Agent") entered into an Escrow Agreement. Pursuant to the Funding Agreement and the Escrow Agreement, except for Proceeds which the Escrow Agent cannot reduce to physical possession, all Proceeds, if any, resulting from the BKC Matter are to be delivered to the Escrow Agent before they are delivered to the IFFC Affiliates and/or Funding. The Escrow Agent is required to dispose of Proceeds only in accordance with (1) the joint written instructions of the Company, IFFP and Funding, or (2) the instructions of a court of competent jurisdiction. The Funding Agreement provides that the Escrow Agent shall first apply all Readily Available Cash Proceeds {as such term is defined below, the "Readily Available Cash Proceeds") to satisfy Funding's rights to Proceeds (assigned to Funding by IFFC or IFFP) before any non-Readily Available Cash Proceeds are delivered to Funding by the Escrow Agent on behalf of such company. Readily Available Cash Proceeds are defined to be all cash proceeds payable to IFFC, IFFP or Funding within one (1) year of a Judgement or Settlement. In the event that the Readily Available Cash Proceeds are not sufficient to satisfy Funding's rights in Proceeds (assigned to Funding by such company), then IFFC and IFFP have each agreed to pay out of its individually available "cash and cash equivalents" (the "Cash Resources") an amount of Cash Resources to satisfy the deficiency. In the event that the Readily Available Cash Resources of a company are insufficient to cover the deficiency, such company, subject to Funding's agreement, will have the right to elect which assets it will deliver to Funding in satisfaction of Funding's rights to receive Proceeds. In the event that Funding is unable to agree with a company with respect to which assets such company will deliver to Funding, then the matter shall be submitted to a court of competent jurisdiction.

         In consideration of the Amount, IFFC also assigned to Funding a security interest (the "Security Interest") in its entire equity interest in IFFP (the "IFFP Stock"). The Security Interest secures the delivery to Funding of all the Assigned Proceeds. In order to perfect the Security Interest, IFFC has agreed to take all such actions as are necessary under the laws of the Republic of Poland ("Poland") and the State of Florida to transfer title to the IFFP Stock to the Escrow Agent; provided, however, that IFFC has retained beneficial ownership of the IFFP Stock, including the right to vote the IFFP Stock, unless Funding does not receive the Assigned Proceeds in accordance with the terms of the Funding Agreement and such nonreceipt is not rectified within 45 days (an "Event of Default"). IFFC has further agreed to deliver to the Escrow Agent such documents as are necessary to file with the appropriate authorities in Poland to, if an Event of Default occurs, officially transfer legal and beneficial title to the IFFP Stock to Funding. IFFC and Funding have agreed that record title to the IFFP Stock is being transferred to the Escrow Agent to provide Funding a perfected security interest in the IFFP Stock without being forced to rely on Poland's system of recording and perfecting security interest. If (1) Funding receives the Assigned Proceeds in accordance with the terms of the Funding Agreement or (2) it becomes apparent that Funding shall not ever be entitled to receive any Proceeds, then Funding is required to immediately issue a notice to the Escrow Agent with respect to the IFFP Stock and the Security Interest is to be satisfied and extinguished.

         The IFFC Affiliates also entered a second agreement to assist in the financing of the BKC Litigation. On April 7, 1996, the IFFC Affiliates entered into a letter agreement (the "Fee Agreement") with the law firm (the "Litigation Counsel") representing the IFFC Affiliates in the BKC Litigation. Pursuant to the Fee Agreement, IFFC and IFFP have agreed to pay Litigation Counsel the greater of (a) Litigation Counsel's accrued hourly fees for legal services provided in connection with the BKC Litigation; and (b) a certain percentage of any final monetary recovery obtained by the IFFC Affiliates in the BKC Litigation, in exchange for Litigation Counsel's services. The Company's legal fees and related costs in connection with the BKC litigation, exclusive of the $750,001 paid by Funding, were approximately $1,447,082, of which $200,000 was paid by issuance of 2,000,000 shares of Common Stock to Litigation Counsel, in April 1997.

             INTERNATIONAL FAST FOOD CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


         The gain on settlement of the BKC Litigation is comprised as follows:

                   Settlement Proceeds:
                     Cash received from BKC...........................         $ 5,000,000
                     Forgiveness of liabilities due to BKC............             499,768
                     Value attributable to Development Agreement......           1,000,000
                                                                                ----------
                            Total proceeds............................           6,499,768

                   Less Settlement Costs and Deferred Credits:
                     Legal fees and costs paid by IFFC................          (1,447,082)
                     Legal fees and costs paid by Funding.............            (750,001)
                     Deferred Credit..................................          (1,000,000)
                                                                                -----------
                     Net settlement proceeds..........................           3,302,685
                     Portion of net settlement proceeds due to Funding          (2,477,014)
                     Legal  fees and costs paid by IFFC in prior to 1997
                     and charged against operations...................             501,399
                                                                                ----------
                     IFFC gain on settlement..........................          $1,327,070
                                                                                ==========

         IFFC has valued the New Development Agreement at $1,000,000 which is its best estimate of the cost that it would incur in obtaining such agreement from BKC exclusive of all other matters associated with the BKC settlement. Due to the uncertainty relating to IFFC's ability to meet the performance requirements specified in the New Development Agreement, which must be achieved by September 30, 1999, coupled with the $1,000,000 amount that will be payable to BKC if the minimum performance requirements are not met, IFFC has recorded a Deferred Credit of $1,000,000 in connection with recognition of gain on settlement of the BKC Litigation. If the minimum performance objectives required by the New Development Agreement are achieved by September 30, 1999, $750,000 will be recognized by IFFC as additional gain on the BKC Litigation settlement and $250,000 will become payable to BKC. If the maximum performance objectives required by the New Development Agreement are achieved by September 30, 1999, $1,000,000 will be recognized by IFFC as additional gain on the BKC Litigation settlement. If the minimum performance objectives are not met the $1,000,000 Deferred Credit will become payable to BKC.

         The payable to Funding was calculated as follows:

                   Portion of net settlement proceeds due to Funding........       $2,477,014
                   Reimbursement of legal fees and costs paid by Funding....          750,001
                                                                                   ----------
                   Balance due to Funding...................................        3,227,015
                   Payment made in May, 1997................................        1,028,521
                                                                                   ----------
                   Promissory note payable to Funding.......................       $2,198,494
                                                                                   ==========

         The promissory note provided for interest at prime plus 1%, and matures on December 31, 1998. The note was collateralized by the Company's equity interest in IFFP.

         On July 14, 1997, IFFC and IFFC Acquisition, Inc., a wholly-owned subsidiary of the Company ("Acquisition Sub") entered into a Merger Agreement with Litigation Funding, Inc. ("Funding") and Mitchell and Edda Rubinson, the sole shareholders of Funding. Under the terms of the Agreement, Funding was merged with and into Acquisition Sub. The 25,909,211 shares of common stock of the Company to be received by the Funding shareholders was determined by dividing the $3,021,014 value assigned to Funding by the book value per share ($.1166) of the Company's common stock as of June 30, 1997, before reduction for the liquidation preference applicable to the outstanding shares of Preferred Stock.

         On July 14, 1997, the date of the Merger Agreement with Litigation Funding, Inc., the Company's Common Stock was trading at approximately $.34 per share. However, due to the lack of an established trading

             INTERNATIONAL FAST FOOD CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


market for the Company's Common Stock, the disinterested Directors of the Company did not utilize the quoted price per share to determine the number of shares to issue in connection with the Merger Agreement. Instead the June 30, 1997 book value of the Company ($.1166 per share) was utilized to measure the Company's fair value. In the opinion of the disinterested Directors of the Company, the value assigned to the Common Stock issued was approximately equivalent to its fair value on the date such shares were issued.

         The value assigned to Funding represents (i) the $2,198,494 plus accrued interest owed to Funding by the Company pursuant to a promissory note and (ii) $750,000 which represents seventy-five percent (75%) of the value attributable to the New Development Agreement between Burger King Corporation ("BKC") and IFFC and its affiliates which was executed on March 14, 1997 in connection with the Company's settlement of its litigation against BKC.

         As of July 1995, IFFC became subject to penalties for failure to comply with a recently amended tax law requiring the use of cash registers with certain calculating and recording capabilities and which are approved for use by the Polish Fiscal Authorities. IFFP was unable to modify and/or replace its cash register system before July 1995. As a penalty for noncompliance, Polish tax authorities may disallow certain value added tax deductions for July and August 1995. Additionally, penalties and interest may be imposed on these disallowed deductions. IFFP believes that its potential exposure is approximately $400,000, which amount has been accounted for in the accompanying consolidated financial statements as of December 31, 1997. IFFP has requested a final determination by the Polish Minister of Finance. The Company is unable to predict the timing and nature of the Minister's ruling. Although IFFP's NCR Cash Register System is a modern system, the system cannot be modified. IFFP is currently in the process of replacing the system with a new system which complies with Polish regulations. IFFP estimates the new system will cost approximately $200,000 for its existing eight restaurants.

15.     OTHER TRANSACTIONS:

         In July 1997, the Company purchased 100% of KP and PKP, two Polish limited liability companies, for a nominal consideration and assumption of all liabilities, including the liabilities of KP to the Company under a $500,000 promissory note. KP owns the exclusive master franchise rights and PKP owns the individual store franchises for Dominos pizza stores and a Domino's approved commissary in Poland.

         The acquisition was accounted for under the purchase method of accounting, and the net assets acquired are included in the Company's consolidated balance sheet based upon their estimated fair values at the date of acquisition. Results of operations of KP are included in the Company's consolidated statement of operations subsequent to the date of acquisition. The excess of the net assets acquired over the purchase price are accounted for as a reduction of furniture, equipment and leasehold improvements.

         The following unaudited pro forma summary presents the consolidated results of operations as if the acquisition had occurred at the beginning of the periods presented and does not purport to be indicative of what would have occurred had the acquisition actually been made as of such date or of results which may occur in the future.

                                                                    Year Ended December 31,
                                                              -----------------------------------
                                                                     1997               1996
                                                              ---------------   -----------------
           Total Revenues................................     $ 6,673,191         $ 6,376,534
           Net loss......................................     $(1,384,323)        $(2,564,233)
           Basic and diluted net loss per share..........           $(.05)              $(.43)


             INTERNATIONAL FAST FOOD CORPORATION AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS

                                                                                  June 30,          December 31,
                                                                                    1998                1997
                                                                                -------------      -------------
                                                                                 (unaudited)
Current Assets:
    Cash and cash equivalents............................................         $11,018,674        $18,642,335
    Restricted cash......................................................             999,990            999,990
    Marketable securities................................................           5,000,000                 --
    Receivables..........................................................             375,687            101,528
    Inventories..........................................................             457,040            372,599
    Prepaid expenses.....................................................             466,634            130,711
                                                                                 ------------       ------------
       Total Current Assets..............................................          18,318,025         20,247,163
Furniture, Equipment and Leasehold Improvements, Net.....................           7,664,639          5,959,378
Deferred Debenture Issuance Costs, Net of Accumulated Amortization of
    $174,038 and $157,410, Respectively..................................             258,287            274,915
Deferred Issuance Costs of 11% Convertible Senior Subordinated Discount
    Notes Net of Accumulated Amortization of $166,421 and $41,049,                  2,323,219          2,446,869
    Respectively.........................................................
Other Assets, Net of Accumulated Amortization of $199,539 and $199,484;               475,547            333,533
    Respectively.........................................................
Burger King Development Rights, Net of Accumulated Amortization of $135,135
    and $81,081, Respectively............................................             864,865            918,919
Domino's Development Rights, Net of Accumulated Amortization of $31,084 and
    $15,542, Respectively................................................             158,019            173,561
                                                                                 ------------      -------------
       Total Assets......................................................
                                                                                  $30,062,601        $30,354,338
                                                                                 ============      =============
Current Liabilities:
    Accounts payable.....................................................          $1,165,407         $  581,555
    Accrued interest payable.............................................              82,574             17,911
    Other accrued expenses...............................................             663,003            788,412
    Current portion of bank credit facilities payable....................           1,475,113          1,349,995
                                                                                 ------------      -------------
       Total Current Liabilities.........................................           3,386,097          2,737,873

11% Convertible Senior Subordinated
    Discount Notes Due October 31, 2007..................................          21,455,816         20,354,680
Long Term Bank Credit Facilities.........................................             617,867            630,000
9% Subordinated Convertible Debentures, Due December 15, 2007............           2,756,000          2,756,000
                                                                                 ------------      -------------
       Total Liabilities.................................................          28,215,780         26,478,553
                                                                                 ------------      -------------
Deferred Credit..........................................................           1,000,000          1,000,000
                                                                                 ------------      -------------
Minority Interest In Net Assets Of Consolidated Subsidiary...............              47,816            115,294
                                                                                 ------------      -------------
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS' EQUITY:
    Preferred Stock, $.01 par value, 1,000,000 shares
    authorized; 33,450 and 33,450 shares issued and
    outstanding, respectively (liquidation reference of                                   334                334
    3,345,000)...........................................................
    Common Stock, $.01 par value, 100,000,000 shares
    authorized; 44,776,143 and 44,641,247 shares issued and                           447,762            446,413
    outstanding, respectively............................................
    Additional paid-in capital...........................................          17,790,543         17,691,542
    Accumulated deficit..................................................         (17,439,634)       (15,377,798)
                                                                                 ------------      -------------
       Total Shareholders' Equity........................................             799,005          2,760,491
                                                                                 ------------      -------------
       Total Liabilities and Shareholders' Equity........................         $30,062,601        $30,354,338
                                                                                 ============      =============

                             See Accompanying Notes

              INTERNATIONAL FAST FOOD CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (unaudited)

                                                                                     Six Months Ended
                                                                                         June 30,
                                                                            --------------------------------
                                                                                1998                1997
                                                                            -----------         ------------
Revenues:
   Restaurant sales..................................................        $3,689,022           $2,752,559
   Other operating...................................................            34,774               51,478
                                                                            -----------          -----------
     Total Revenue...................................................         3,723,796            2,804,037
Food And Packaging...................................................         1,451,366            1,119,022
                                                                            -----------          -----------
Gross Profit.........................................................         2,272,430            1,685,015
Restaurant Operating Expenses:
   Payroll and Related Costs.........................................           671,347              440,070
   Occupancy and Other Operating Expenses............................         1,065,085              764,717
   Depreciation and Amortization.....................................           520,379              436,875
                                                                            -----------          -----------
     Total Restaurant Operating Expenses.............................         2,256,811            1,641,662
                                                                            -----------          -----------
                                                                                 15,619               43,353

General And Administrative Expenses..................................         1,142,406              714,886
Other Income (Expenses):
   Interest and other, net...........................................           516,966              (76,983)
   Interest expense, including amortization of debenture                     (1,414,542)            (273,171)
      issuance costs.................................................
   Gain on settlement of litigation, net of applicable costs.........                --            1,327,070
   Foreign currency exchange gain (loss).............................            (4,601)             (25,862)
                                                                            -----------          -----------
     Total other income (expenses)...................................          (902,177)             951,054
                                                                            -----------          -----------
Income (Loss) Before Minority Interest...............................        (2,028,964)             279,521
                                                                            -----------          -----------
Minority Interest In Losses Of Consolidated Subsidiary...............            67,478              122,499
                                                                            -----------          -----------
Net Income (Loss)....................................................       $(1,961,486)           $ 402,020
                                                                            ============         ===========
Net Income (Loss) Per Common Share:
   Basic.............................................................             $(.05)                $.02
                                                                                  ======                ====
   Diluted...........................................................             $(.05)                $.03
                                                                                  ======                ====
Weighted Average Number Of Common Shares Outstanding:
   Basic.............................................................        44,653,118           13,007,129
                                                                            ===========          ===========
   Diluted...........................................................        44,653,118           17,453,364
                                                                            ===========          ===========

                             See Accompanying Notes

              INTERNATIONAL FAST FOOD CORPORATION AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                     For the Six Months Ended June 30, 1998
                                   (unaudited)


                                       Common Stock         Preferred Stock     Additional
                                  ----------------------   -----------------     Paid In       Accumulated
                                    Shares       Amount     Shares    Amount     Capital         Deficit         Total
                                  ----------   ---------   --------- -------   -----------   --------------   ----------
Balances, December 31, 1997.....  44,641,247   $446,413      33,450    $334    $17,691,542   $(15,377,798)    $2,760,491
  Issuance of common stock in
  payment of dividends on            134,896      1,349          --      --         99,001       (100,350)            --
  preferred stock...............
  Net loss for the period.......          --         --          --      --             --     (1,961,486)    (1,961,486)
                                  ----------   --------    --------    ----    -----------   ------------     ----------
Balances, June 30, 1998.........  44,776,143   $447,762      33,450    $334    $17,790,543   $(17,439,634)    $  799,005
                                  ==========   ========    ========    ====    ===========   =============    ==========

                             See Accompanying Notes

              INTERNATIONAL FAST FOOD CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (unaudited)

                                                                            Six Months Ended June 30,
                                                                       ------------------------------------
                                                                             1998                  1997
                                                                       ---------------        -------------
                                                                          (unaudited)
         Cash Flows From Operating Activities:
             Net (loss) income....................................       $(1,961,486)       $   402,020
             Adjustment to reconcile net income (loss) to net
               cash provided by (used in) operating
               activities:
               Amortization and depreciation of furniture,                   589,975            468,136
               equipment, leasehold improvements and other
               assets.............................................
             Amortization of debt discount and issuance costs.....         1,241,414             16,628
             Minority interest in losses of subsidiary............           (67,478)          (122,499)
             Other operating items................................              (819)            57,758
             Changes in operating assets and liabilities:
                Receivables.......................................          (274,159)            (1,887)
                Inventories.......................................           (84,441)            37,191
                Prepaid expenses..................................          (335,923)            12,694

                Accounts payable and accrued expenses.............           523,106           (363,990)
                                                                         -----------         ----------

             Net cash (used in) provided by operating activities..          (369,811)           506,051
                                                                         -----------         ----------


         Cash Flows From Investing Activities:
             Note receivable......................................                --           (500,000)
             Increase in restricted cash..........................                --           (946,291)
             Payments for furniture, equipment and leasehold
                improvements, net.................................        (2,214,640)          (162,864)
             Refund of franchise fees.............................                --             30,000
             Payments for other assets............................          (153,014)            (4,209)

             Payment for marketable securities....................        (5,000,000)                --
                                                                         -----------         ----------

             Net cash (used in) investing activities..............        (7,367,654)        (1,583,364)
                                                                         -----------         ----------

         Cash Flows From Financing Activities:
             Advances from (to) Affiliate, net....................                --            (26,545)
             Repayments of bank credit facilities.................          (156,882)          (440,794)
             Increase in Payable to Litigation Funding............                --          3,227,015
             Payment to Litigation Funding........................                --         (1,028,521)
             Payment of other notes payable.......................                --            (69,307)
             Payment of  non-interest  bearing  obligation  to
                minority                                                          --           (500,000)
                shareholder of IFF Polska.........................
             Borrowings under bank credit facilities..............           269,867            999,000
             Net Proceeds from issuance of convertible
                promissory notes..................................                --            500,000
                                                                         -----------         ----------


             Net cash provided by financing activities............           112,985          2,660,848
         Effect Of Exchange Rate Changes On
              Cash And Cash Equivalents...........................               819            (15,574)
                                                                         -----------         ----------
         (Decrease) Increase In Cash And Cash
              Equivalents.........................................        (7,623,661)         1,567,961
         Beginning Cash And Cash Equivalents......................        18,642,335            194,269
                                                                         -----------         ----------
         Ending Cash And Cash Equivalents.........................       $11,018,674         $1,762,230
                                                                         ===========         ==========
         Supplemental Disclosures Of Cash Flow Information:
             Cash paid during the period for:
                Interest..........................................          $208,209           $214,291
                                                                         ===========         ==========

                                   (continued)

              INTERNATIONAL FAST FOOD CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOW
                                   (unaudited)
                                   (continued)

Supplemental Schedule Of Non Cash Investing & Financing Activities:

Six Months Ended June 30, 1998:

      Issuance of 134,896 shares of common stock in payment of $100,350 of dividends on preferred stock.

Six Months Ended June 30, 1997:

      Issuance of 42,995 shares of Common Stock upon the exchange of 1,290 shares of Preferred Stock. Issuance of 2,000,000 shares of Common Stock in payment of $200,000 of legal fees. Issuance of 5,000,000 shares of Common Stock upon conversion of $500,000 principal amount of 8% Convertible
        Promissory Notes.
      Issuance of 200,000 shares of Common Stock in exchange for the cancellation of 130,000 Underwriter Common Stock warrants and Underwriter $1,000,000 debenture warrants.






                             See Accompanying Notes

              INTERNATIONAL FAST FOOD CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (unaudited)

1.       ORGANIZATION:

         International Fast Food Corporation ("IFFC" or the "Company"), was incorporated in December 1991 as a Florida corporation. The Company, has, subject to certain exceptions, the exclusive right to develop franchised Burger King restaurants and Domino's Pizza stores ("Domino's Stores") in the Republic of Poland ("Poland").


2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

         BASIS OF PRESENTATION -- The accompanying consolidated financial statements include the accounts of the Company and its majority-owned (85%) Polish subsidiary, International Fast Food Polska, Sp.zo.o. ("IFFP"), a limited liability company, and IFFP's two wholly-owned Polish limited liability companies. IFFP currently operates nine Burger King restaurants in Poland. Additionally, the consolidated financial statements include the accounts of the Company's two wholly owned Polish limited liability companies, Krolewska Pizza, Sp.z.o.o.("KP") and Pizza King Polska, Sp.z.o.o. ("PKP") for the period from their acquisition in July 1997. KP and PKP presently operate ten Domino's Pizza stores and a Domino's approved commissary. All significant intercompany transactions and balances have been eliminated in consolidation.

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The accompanying unaudited consolidated financial statements, which are for interim periods, do not include all disclosures provided in the annual consolidated financial statements. These unaudited consolidated financial statements should be read in conjunction with the consolidated financial statements and the footnotes thereto contained in the Annual Report on Form 10-KSB for the year ended December 31, 1997 of International Fast Food Corporation and Subsidiaries (the "Company"), as filed with the Securities and Exchange Commission. The December 31, 1997 consolidated balance sheet contained herein was derived from audited consolidated financial statements, but does not include all disclosures required by generally accepted accounting principles. In the opinion of the Company, the accompanying unaudited consolidated financial statements contain all adjustments (which are of a normal recurring nature) necessary for a fair presentation of the financial statements. The results of operations for the six months ended June 30, 1998 are not necessarily indicative of the results to be expected for the full year.

         IFFC's restaurant and store operations are conducted in Poland. The Polish economy has historically been characterized by high rates of inflation and devaluation of the Polish zloty against the dollar and European currencies. However, in the years ended December 31, 1996 and 1997, the rates of inflation and devaluation improved. For the years ended December 31, 1993, 1994, 1995, 1996, and 1997 the annual inflation rate in Poland was 35%, 32%, 21.6%, 19.5%, and 13.2% respectively. Payment of interest and principal on the 9% Convertible Subordinated Debentures, 11% Convertible Senior Subordinated Discount Notes and payment of franchise fees to Burger King Corporation ("BKC") and Domino's Pizza, Inc. ("DPI") for each restaurant and store opened are in United States currency. Additionally, IFFC is dependent on certain sources of supply which require payment in European or United States currencies. Since IFFC's revenues from operations are in zlotys, IFFC is subject to the risk of currency fluctuations. IFFC has and intends to maintain substantially all of its unutilized funds in United States or Western European currency denominated securities and/or European Currency Units. There can be no assurance that IFFC will successfully manage its exposure to currency fluctuations or that such fluctuations will not have a material adverse effect on IFFC.

         The official currency of Poland is the Zloty, The value of the Zloty is pegged pursuant to a system based on a basket of currencies, as well as all other economic and political factors that effect the value of currencies generally. At June 30, 1998 and 1997, the exchange rate was 3.5095 and 3.264 zlotys per dollar, respectively. The accounts of IFFC's Polish subsidiaries are maintained in zlotys and are remeasured into U.S. dollars, the functional currency, at the end of each reporting period. Monetary assets and liabilities are remeasured, using current exchange

              INTERNATIONAL FAST FOOD CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (unaudited)


rates. Non-monetary assets, liabilities, and related expenses, primarily furniture, equipment, leasehold improvements and related depreciation and amortization, are remeasured using historical exchange rates. Income and expense accounts, excluding depreciation and amortization, are remeasured using an annual weighted average exchange rate. Transaction gains and losses that arise from exchange rate fluctuations in transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

         LIQUIDITY AND PLAN OF OPERATIONS -- As of June 30, 1998, IFFC had working capital of approximately $14,931,928, Cash and Cash Equivalents of $11,018,674 and U.S. Agency Securities of $5,000,000. IFFC's working capital and cash position were significantly improved since March 1997 by the settlement of its litigation with Burger King Corporation ("BKC") in March 1997, the restructuring of bank debt, the merger with Litigation Funding, Inc., conversion of 8% convertible promissory notes and the placement of the 11% Convertible Senior Subordinated Discount Notes, Due October 31, 2007.

         Although IFFC believes that it has sufficient funds to finance its present plan of operations through April 30, 1999, IFFC cannot reasonably estimate how long it will be able to satisfy its cash requirements. The capital requirements relating to implementation of the BKC Development Agreement and the New Master Franchise Agreement with Dominos are significant. Based upon current assumptions, IFFC will seek to implement its business plan utilizing its Cash and Cash Equivalents, marketable securities and cash generated from restaurant and store operations. In order to satisfy the capital requirements of the BKC Development Agreement and the New Master Franchise Agreement with Dominos, IFFC will require resources substantially greater than the amounts it presently has or amounts that can be generated from restaurant and store operations. Other than its existing Bank Credit Facilities, IFFC has no current arrangements with respect to, or sources of additional financing and there can be no assurance that IFFC will be able to obtain additional financing or that additional financing will be available on acceptable terms to fund future commitments for capital expenditures.

         CASH AND CASH EQUIVALENTS -- The Company considers all highly liquid investments purchased with a maturity of three months or less at the time of acquisition to be cash equivalents. The Company maintains its U.S. cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

         MARKETABLE SECURITIES -- All of the Company's marketable securities are considered available-for-sale securities. As of June 30, 1998, marketable securities consisted of U.S. agency securities for which fair values approximate unamortized cost. The contractual maturities of these securities are less than one year. Fair values are based on quoted market prices obtained from an independent broker.

         NET (LOSS) INCOME PER COMMON SHARE -- The net (loss) income per common share in the accompanying statements of operations has been computed based upon the provisions of SFAS No. 128, Earnings per Share, which became effective for reporting periods ending after December 15, 1997, and requires restatement of previously reported per share amounts. The adoption of SFAS No. 128 did not require a change in the net income per common share amount reported for the six months ended June 30, 1997. The basic net (loss) income per common share in the accompanying statements of operations is based upon the net (loss) income after preferred dividend requirements of $100,350 and $110,850 in 1998 and 1997, respectively, divided by the weighted average number of shares outstanding during each period. Diluted per share data for the six months ended June 30, 1998 is the same as basic per share data since the inclusion of all potentially dilutive common shares that would be issuable upon the exercise of options and warrants and the assumed conversion of convertible debt and preferred stock would be anti-dilutive. Diluted net income per share for the six months ended June 30, 1997 is based on net income for the period adjusted for the interest expense on the 9% Subordinated Convertible Debentures and the 8% Convertible Promissory Notes divided by the weighted average number of Common shares outstanding after giving effect to dilutive warrants, the shares that would be issuable on the assumed conversion of preferred stock as well as

              INTERNATIONAL FAST FOOD CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (unaudited)


the shares that would be issuable on the assumed conversion of the 9% Subordinated Convertible Debentures and the 8% Convertible Promissory Notes.

         RECLASSIFICATION -- Certain amounts in the 1997 financial statements have been reclassified to conform with the 1998 presentation.

         RECENT ACCOUNTING PRONOUNCEMENTS -- The Company capitalizes start-up costs associated with opening new restaurant locations. Upon commencement of revenue producing activities at a restaurant location, the related capitalized start-up costs are amortized over one year. As of June 30, 1998 the Company had recorded approximately $465,000 of start-up costs which are included in prepaid expenses in the accompanying consolidated condensed balance sheet. Amortization expense for the six months ended June 30, 1998 and 1997 was $36,000 and none, respectively.

         On April 3, 1998 the American Institute of Certified Public Accountants issued Statement Of Position 98-5 ("SOP 98-5"), "Reporting on the Costs of Start-Up Activities." SOP 98-5 provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred. SOP 98-5 is effective for financial statements for fiscal years beginning after December 15, 1998.

         The impact of the initial application SOP 98-5 will be reported as a cumulative effect of a change in accounting principle.

         In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income." Comprehensive income includes net income and several other items that current accounting standards require to be recognized outside of net income. The Company does not have any material comprehensive income items reported outside its statement of operations for the six month periods ended June 30, 1998 and 1997. Therefore, the Company's net income for the six month periods ended June 30, 1998 and 1997, equals its comprehensive income for the same time periods.

         SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," was also issued by the FASB in June 1997. This statement establishes standards for reporting information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. The Company will adopt SFAS 131 effective December 31, 1998.

         SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," is effective for fiscal years ending after June 15, 1999. This statement established accounting and reporting standards that require that every derivative instrument be recorded in the balance sheet as either an asset or a liability at its fair value. The Company has adopted SFAS 133 for the three months ended June 30, 1998. The adoption of this statement did not have an impact on the Company's consolidated financial position since the Company does not presently have any derivative or hedging-type investment as defined in SFAS 133.

3.       RESTRICTED CASH:

         At June 30, 1998, the Company had a $999,990 certificate of deposit hypothecated to an outstanding line of credit with Totalbank.

              INTERNATIONAL FAST FOOD CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (unaudited)


4.       BANK CREDIT FACILITIES:

         Bank credit facilities at June 30, 1998 consists of the following:

           Amerbank,  S.A,  IFFP  overdraft  credit line,  variable rate
           approximately equal to prime, expires March 1, 1999..................       $       -0-

           Amerbank,  S.A.,  PKP  overdraft  credit line,  variable rate
           approximately equal to prime, expires June 1, 1999...................            2,113

           Amerbank, PKP line of credit of $300,000 payable in ten quarterly installments of $30,000 commencing on December 26, 1998, interest payable monthly at 3-1/8% above LIBOR, due at
           maturity March 26, 2001..............................................          167,769

           Amerbank, IFFP line of credit of $950,000 payable in twenty nine monthly installments of $32,000 commencing on March 12, 1998, interest payable monthly at .50% above LIBOR, due at
           maturity on August 12, 2000..........................................          822,000

           Amerbank, IFFP revolving credit facility, interest is payable monthly at 2.50% above LIBOR, $1,300,000 maximum credit until June
           2000, payable in thirty five monthly installments thereafter of
           $36,111 with final payment of
           $36,115 due at maturity on May 18, 2003..............................          102,098
           Totalbank,  IFFC line of credit of  $999,000  payable in full on  August  19,  1998,  interest  at 6.5%  payable  quarterly collateralized  by  certificates  of deposit in the amount of
           $999,990.............................................................          999,000
                                                                                       ----------

           Total Debt...........................................................        2,092,980
           Less: Current Maturities.............................................        1,475,113
                                                                                       ----------
           Long Term Debt.......................................................       $  617,867
                                                                                       ==========

5.       9% CONVERTIBLE SUBORDINATED DEBENTURES:

         The 9% Convertible Subordinated Debentures (the "Debentures") mature on December 15, 2007 and provide for the payment of cash interest, semi-annually on June 15 and December 15, until maturity.

         The Debentures are subordinated and subject in right of payment to the prior payment of all Senior Indebtedness as defined in the Debentures. The indenture contains no provision restricting the incurrence of additional debt or the issuance of additional securities. The Debentures may be redeemed together with accrued interest at the option of the Company in whole or in part, at any time on at least 30 days notice to Debentureholders at decreasing redemption prices from 109% in 1993 to 100% in 2002 and thereafter. The Debentures are redeemable through the operation of a sinking fund beginning 1998 through 2006. Sinking fund payments will be reduced for Debentures previously converted or redeemed by the Company.

            INTERNATIONAL FAST FOOD CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (unaudited)

6.       11% CONVERTIBLE SENIOR SUBORDINATED DISCOUNT NOTES:

         On November 5, 1997, the Company sold $27,536,000 of 11% Convertible Senior Subordinated Discount Notes Due October 31, 2007 ( the "Notes") in a private offering. At June 30, 1998, the notes are comprised as follows:

                    Face amount of notes at maturity..............        $27,536,000
                    Unamortized  discount to be accreted as
                    interest expense and added to  the
                    original principal balance of  the                     (6,080,184)
                                                                          -----------
                    notes over a period of three years............
                    Balance at June 30, 1998......................        $21,455,816
                                                                          ===========

         The Company received net proceeds of $17,662,174 after reduction of the face of the notes for unamortized discount of $7,535,908 and placement costs in the amount of $2,337,918. In addition to the placement costs incurred, the Company also issued to the placement agent 500,000 shares of Common Stock which were valued at $150,000.

         The Notes mature on October 31, 2007, and interest is payable semi-annually, in cash, on April 30 and October 31 of each year, commencing April 30, 2001.

         The Notes are redeemable at the option of the Company, in whole or in part, at any time or from time to time on and after October 31, 2002; initially at 105.5% of their accreted value on the date of redemption, plus accrued interest, declining ratably to 100% of their principal amount, plus accrued interest, on and after October 31, 2006.

         The Notes are convertible, at the option of the holder, into Common Stock at any time after November 5, 1998. The number of shares of Common Stock issuable upon conversion of the Notes is equal to the Accreted Value of the Notes being converted, on the date of conversion, divided by $.70 (the "Conversion Ratio"), subject to adjustment in certain events. Accordingly, the number of shares of Common Stock available for issue upon conversion of the Notes will increase as the accreted value of the Notes increases. In addition,
(a)if the closing sale price (the "closing price") of the Common Stock on the Nasdaq National Market or other securities exchange or system on which the Common Stock is then traded or (b) if not so traded, then the best bid offered price on the OTC Bulletin Board Service (the "BBS") on the days when transactions in the Common Stock are not effected, or on such days as transactions are effected on the BBS, the highest price at which a trade was executed, during any period described below has exceeded the price for such period for at least 20 consecutive trading days (the "Market Criteria Period"), and a registration statement with respect to the resale of Common Stock to be issued upon conversion of the Notes is effective, all of the Notes will be automatically converted into Common Stock at the close of business on the last day of the Market Criteria Period; provided, however, that if the Market Criteria is satisfied during the third year after the closing date of the offering, the conversion will occur only if the Closing Price or OTC Price, as applicable, of the Common Stock is at least $2.80 on such date :

                            12 Months Beginning                 Closing Price
                            -------------------                 -------------

                            October 31, 1999............            $2.80
                            October 31, 2000............            $3.25

         The Company is obligated to cause to be declared effective, before November 5, 1998, a registration statement registering the resale of the shares of Common Stock to be issued upon conversion of the Notes. In the event a registration statement is not declared effective by such date, the denominator of the Conversion Ratio will be

            INTERNATIONAL FAST FOOD CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (unaudited)

decreased by $.15 from $.70. If such registration statement is declared effective but, subject to certain exceptions, thereafter ceases to be effective, then IFFC is obligated to pay certain liquidated damages to the holders of the Notes ranging from 1/2% to a maximum of 5.0% of the principal balance of such Notes, depending upon the length of the period of time the registration statement is not effective.

         In the event of a change of control, as defined in the Convertible Senior Subordinated Discount Notes Indenture (the "Indenture"), the holders of the Notes will have the right to require the Company to purchase the Notes at a purchase price of 101% of their Accreted Value on the date of such purchase, plus accrued interest.

         The Indenture contains certain covenants which among other things, restrict the ability of IFFC and its Restricted Subsidiaries (as defined in the Indenture) to: incur additional indebtedness; create liens, pay dividends or make distributions in respect to their capital stock; make investments; or make certain other restricted payments; sell assets, issue or sell stock of Restricted Subsidiaries; enter into transactions with stockholders or affiliates; engage in unrelated lines of business; or consolidate, merge, or sell all or substantially all of their assets. In addition, Mitchell Rubinson must remain the Company's Chief Executive Officer.

         The Indenture specifically requires that any temporary cash investments can only be placed in banks that have total capital in excess of $100 million.

7.       SHAREHOLDERS' EQUITY:

         The Company's stock option plan provides for the granting of options to qualified employees and directors of the Company. Stock option activity for the six months ended June 30, 1998 is as follows:

                    Outstanding at beginning of period..........             670,000
                    Granted.....................................             250,000
                    Exercised...................................                  --
                    Expired.....................................                  --
                                                                         -----------
                    Outstanding at end of period................             920,000
                                                                         ===========
                    Exercisable at end of period................             258,000
                    Price range of options  outstanding  at end of
                    period......................................          $.71 to $.40
                    Available for grant at end of period........           1,080,000

         In June 1998, the Company granted 250,000 options to Michael Welch, IFFC's new President and Chief Operating Officer, at an exercise price of $.71 per share, which was equivalent to the market price of the Common Stock on such date.

         In July 1997, all options outstanding were repriced to $.40, respectively, which was equivalent to the market price of the Common Stock on such date.

            INTERNATIONAL FAST FOOD CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (unaudited)

         At June 30, 1998, IFFC had reserved the following shares of Common Stock for issuance:

                    Stock option plans..........................           2,000,000
                    Warrants  issued in  connection  with 1994
                    exchange  offer,  exercisable at $7.00 per
                    share through August 1, 1999................             290,800
                    Convertible  Debentures  convertible  into
                    Common  Stock  at a  conversion  price  of
                    $8.50 per share on or before  December 15,               324,235
                    2007........................................
                    Preferred  Stock  convertible  into Common
                    Stock at a  conversion  price of $3.00 per             1,115,000
                    share.......................................
                    Warrants  to  purchase  50,000  shares  of
                    Common  Stock  at  an  exercise  price  of
                    $.2831  per share on or before  January 5,                50,000
                    2004........................................
                    Convertible Senior  Subordinated  Discount
                    Notes   convertible   into  Common  Stock,
                    after  November 5, 1998,  at a  conversion
                    price of $.70 per share.....................          39,337,143
                                                                          ----------
                    Total reserved shares.......................          43,117,178
                                                                          ==========

8.       COMMITMENTS AND CONTINGENCIES:

         On March 14, 1997, IFFC and Burger King Corporation ("BKC") entered into a new Development Agreement (the "BKC Development Agreement"), which was then assigned by IFFC to IFFP; IFFC continues to remain liable for the obligations contained in the BKC Development Agreement. Pursuant to the BKC Development Agreement, IFFP has been granted the exclusive right until September 30, 2007 to develop and be franchised to operate Burger King restaurants in Poland with certain exceptions discussed below. Pursuant to the BKC Development Agreement, IFFC is required to open 45 restaurants during the term of the Agreement. Each traditional Burger King restaurant, in-line Burger King restaurant, or drive-thru Burger King restaurant shall constitute one restaurant. A Burger King kiosk restaurant shall, for purposes of the BKC Development Agreement, be considered one quarter restaurant.

         Pursuant to the BKC Development Agreement, IFFC is to open three restaurants through September 30, 1998 of which one was opened in July 1998, four restaurants in each year beginning October 1, 1998 and ending September 30, 2001 and five restaurants in each year beginning October 1, 2001 and ending September 30, 2007. As of the date hereof, construction has commenced on three new restaurants.

         Pursuant to the BKC Development Agreement, IFFC shall pay BKC $1,000,000 as a development fee. IFFC shall not be obligated to pay the development fee if IFFC is in compliance with the development schedule by September 30, 1999, and has achieved gross sales of $11,000,000 for 12 months preceding the September 30, 1999 target date. If the development schedule has been achieved but gross sales were less than $11,000,000, but greater than $9,000,000, the development fee shall be reduced to $250,000. If the development fee is payable due to failure to achieve the performance targets set forth above, IFFC, at its option, may either pay the development fee or provide BKC with the written and binding undertaking of Mr. Mitchell Rubinson, IFFC's Chairman, that the

            INTERNATIONAL FAST FOOD CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (unaudited)

Rubinson Group(as defined below) will completely divest themselves of any interest in IFFC and the Burger King restaurants opened or operated by IFFC in Poland within six (6) months of the date the development fee payment is due. The Rubinson Group shall be defined to include any entity that Mr. Rubinson directly or indirectly owns an aggregate interest of ten percent (10%) or more of the legal or beneficial equity interest and any parent, subsidiary or affiliate of a Rubinson entity. Mr. Rubinson has personally guaranteed payment of the development fee.

         For each restaurant opened, IFFC is obligated to pay BKC an initial fee of up to $40,000 for franchise agreements with a term of 20 years and $25,000 for franchise agreements with a term of ten years payable not later than twenty days prior to the restaurant's opening. Each franchised restaurant must also pay a percentage of the restaurant's gross sales, irrespective of profitability, as a royalty for the use of the Burger King System and the Burger King Marks. The annual royalty fee is five percent (5%) of gross sales. The franchises must also contribute a monthly advertising and promotion fee of 6% of the restaurant's gross sales, to be used for advertising, sales promotion, and public relations. Payment of all amounts due to BKC is guaranteed by IFFC. The BKC Development Agreement calls for certain cash contributions from BKC to IFFC over the term of the Development Agreement and additional sums based on an incentive arrangement when earned, to be retained by IFFC out of BKC's future royalties.

         BKC may terminate rights granted to IFFC under the BKC Development Agreement, including franchise approvals for restaurants not yet opened, for a variety of possible defaults by IFFC, including, among others, failure to open restaurants in accordance with the schedule set forth in the BKC Development Agreement; failure to obtain BKC site approval prior to the commencement of each restaurant's construction; failure to meet various operational, financial, and legal requirements set forth in the BKC Development Agreement, including maintaining of IFFP's net worth of $7,500,000 beginning on June 1, 1999. Upon termination of the BKC Development Agreement, whether resulting from default or expiration of its terms, BKC has the right to license others to develop and operate Burger King restaurants in Poland, or to do so itself.

         Specifically excluded from the scope of the BKC Development Agreement are restaurants on United States military establishments. BKC has also reserved the right to open restaurants in hotel chains with which BKC has, or may in the future have, a multi-territory agreement encompassing Poland. With respect to restaurants in airports, train stations, hospitals and other hotels, IFFC has the right of first refusal with the owners of such sites. If IFFC is unable or unwilling to reach a mutually acceptable agreement, BKC or its affiliates or designated third parties may do so. IFFC is restricted from engaging in the fast food hamburger restaurant business without the prior written consent of BKC, which consent may not be withheld so long as IFFC and the franchisees operating Burger King restaurants by designation of IFFC are adequately funded.

         Subject to certain exceptions, as long as IFFC is a principal of IFFP, BKC has the right to review and consent to certain types of new stock issuances of IFFC for which the consent will not be unreasonably withheld, provided that IFFC has complied with all reasonable conditions then established by BKC in connection with the proposed sale or issuance of applicable equity securities by IFFC.

         On August 28, 1997, KP entered into a New Master Franchise Agreement with Domino's Pizza International, Inc. ("Domino's"), granting KP the exclusive right to develop and operate and to sub-license Domino's Pizza stores and to operate a commissary for the Domino's system and the use of the Domino's and related marks in the operation of stores in Poland. IFFC also agreed that additional capital as may be required above such amount will also be dedicated to KP as needed to permit KP to meet its development quotas. The term of the New Master Franchise Agreement will expire on December 31, 2003, and if KP is in compliance with all material provisions of the New Master Franchise Agreement, it may be extended for an addition ten (10) years in accordance with certain minimum development quotas which KP and Domino's may agree upon by execution of an amendment to the New Master Franchise Agreement. Under the terms of the New Master Franchise Agreement, KP shall be obligated to open 5, 6, 7, 8, 9, and 10 stores, respectively, beginning in 1998 and ending in the year 2003 for a total of fifty (50)

            INTERNATIONAL FAST FOOD CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (unaudited)

stores. Of such stores, third party franchise stores shall not exceed 25% of the number of open and operating stores and all stores located in Warsaw, Poland shall be corporate stores.

         During the term of the New Master Franchise Agreement, KP and its controlling shareholders, including the controlling shareholder of IFFC, will not have any interest as an owner, investor, partner, licensee or in any other capacity in any business engaged in sit-down, delivery or carry-out pizza or in any business or entity which franchises or licenses or otherwise grants to others the right to operate a business engaged in such business which is located in Poland. The latter restriction shall apply for a period of one (1) year following the effective date of termination of the New Master Franchise Agreement.

         On April 2, 1998, PKP entered into a $300,000 development loan with the American Bank in Poland ("Amerbank") for the development of its Domino's stores. Borrowings under this credit facility may be made until December 26, 1998 and are secured by: (i) fixed assets of each new store financed; and (ii) the guarantee of IFFC. The loan shall be paid in ten equal quarterly installments of $30,000 commencing December 26, 1998 with a final payment due at maturity (March 26, 2001). Interest is paid monthly at the prevailing one month LIBOR rate plus 3-1/8%. This rate approximates 8.75% as of August 12, 1998. According to the terms of the agreement, the proceeds of the loan could be used to finance up to fifty percent (50%) of the development costs of Domino's Pizza stores operated by PKP. As of June 30, 1998, $167,769 was outstanding on the facility.

         On April 10, 1998, PKP entered into a lease for an unlimited period of time with the Municipality of Ursynow, Warsaw for its tenth Domino's store site consisting of approximately 94 square meters. The lease may be terminated by PKP at any time upon three months' notice. The Municipality may terminate the lease at any time upon three months' notice. In the event the Municipality terminates the lease, PKP is entitled to recover its costs, including leasehold improvements, net of depreciation. Annual lease payments, excluding utility charges are approximately 15,000 zlotys (approximately $4,300 at June 30, 1998 exchange rates). The store was opened in July (See "Subsequent Events" below).

         On April 29, 1998, IFFP entered into a five year lease agreement with Praga Centrum Department Store, Sp. zo.o. ("Praga") for approximately 468 square meters of office space for its corporate offices in Warsaw. The minimum annual lease payments under the lease agreement are approximately $112,000. The lease commencement date is June 1, 1998; rent payments will commence in July 1998, and IFFP received a one time rental rebate of $4,500. In addition, Praga is required to build out all IFFP leasehold improvements at its expense. The company moved into these new offices on July 20, 1998.

         On April 30, 1998, IFFP entered into a twenty (20) year sublease agreement with BP Poland, Sp. zo.o. ("BP") for purposes of constructing a Burger King restaurant in Plonsk, Poland. The site will be built adjacent to a BP gas station. Under the terms of the sublease agreement, the Company's annual rental payments for the lease is $30,000 ("minimum rent") or 5.0% of its net sales, whichever is greater. The minimum rent payment is adjusted each year to represent 75% of the previous year's total rent paid. The lease contains two
(2), ten (10) year options, exercisable by IFFP at its sole and absolute discretion, to renew under the same terms and conditions. Each lease grants IFFP right of first refusal on the right to purchase the property from BP.

         On May 8, 1998, the Company's symbol on the electronic bulletin board was changed from FOOD to IFFC.

         In June 1998, PKP opened its ninth Domino's store at a cost of approximately $152,000 which costs include leasehold improvements, equipment, furniture and fixtures, franchise fees and other pre-opening costs. The store consists of approximately 200 square meters including a 70 square meter training facility. Annual lease payments, excluding electricity, are approximately 23,574 zlotys (approximately $6,700 at June 30, 1998 exchange rates). The lease was executed in November 1997 between PKP and the Municipality of Warsaw. The lease is for a ten year term.

            INTERNATIONAL FAST FOOD CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (unaudited)

         On June 15, 1998, IFFC executed an employment agreement with Michael Welch, which provides that he will serve as IFFC's President and Chief Operating Officer for an initial term of three years, which IFFC may extend for up to an additional two years. His annual salary for the first year is $165,000. Additionally, under the terms of the employment agreement, Mr. Welch shall be eligible to receive stock option grants under IFFC's Stock Option Plans in the discretion of IFFC's Board of Directors or Option Committee. IFFC granted Mr. Welch stock options to acquire 250,000 shares of IFFC's Common Stock at an exercise price of $.71 per share, which are exercisable in whole or in part and cumulatively according to the following schedule: (i) 20% one year after the effective date of the employment agreement; (ii) 60% two years after the employment agreement; and (iii) 100% three years after the effective date of the employment agreement. Mr. Welch is, in addition to salary, entitled to certain fringe benefits including an automobile to use in connection with the performance of his duties under the agreement; and a housing allowance of $2,500 per month which terminates when Mr. Welch's family relocates to Poland. Mr. Welch's employment agreement provides for a payment of $50,000 in the event that his employment is terminated by reason of death or disability and, in the event his employment is terminated without cause, Mr. Welch is entitled to a severance payment as follows (i) on or prior to December 14, 1998, the severance amount will be $25,000; (ii) after December 14, 1998 but on or prior to June 14, 1999, the severance amount will be $50,000; and (iii) after June 15, 1999, the severance amount will be $75,000. Mr. Welch's employment agreement does not provide for a severance payment in the event his employment is terminated for cause. Additionally, the employment agreement requires that Mr. Welch not compete or engage in any business competitive with IFFC's business for the term of the agreement and for period of two years thereafter.

         On June 19, 1998, a development loan in the principal amount of $1,300,000 was executed with Amerbank for IFFP. The purpose of this loan is to provide partial credit for the development of new Burger King restaurants. Borrowings under this credit facility are to be made until June 18, 2000 and are secured by: (i) fixed assets of each new restaurant financed; and (ii) a guarantee of IFFC. The loan is scheduled to be repaid in thirty five equal installments of $36,111 starting in June 2000 with a final payment of $36,115 due at maturity on May 18, 2003. Interest is to be paid monthly at the prevailing one month LIBOR rate plus 2.5%. According to the terms of the agreement, the proceeds of the loan are be used to finance up to fifty percent (50%) of the costs of furnishing and commencing operation of Burger King restaurants operated by IFFP. As of June 30, 1998, $102,098 was outstanding on this credit facility.

9.       GAIN ON SETTLEMENT OF BURGER KING LITIGATION:

         On March 11, 1997, the Company and all other parties to the BKC Litigation settled the litigation and the Company realized a gain on the settlement which is comprised as follows:

                     Settlement Proceeds..................................
                            Cash received from BKC......................          $5,000,000
                            Forgiveness of liabilities due to BKC.......             499,768
                            Value attributable to Development
                            Agreement...................................           1,000,000
                                                                                ------------

                                Total proceeds..........................           6,499,768

                     Less Settlement Costs and Deferred Credits:
                            Legal fees and costs paid by IFFC...........          (1,447,082)
                            Legal fees and costs paid by Litigation
                               Funding pursuant to the litigation
                               financing agreements.....................            (750,001)
                            Deferred Credit.............................          (1,000,000)
                                                                                ------------

                                Net settlement proceeds.................           3,302,685


                                      F-39

              INTERNATIONAL FAST FOOD CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (unaudited)

                          Portion of net settlement proceeds due to
                             Litigation Funding pursuant to the litigation
                             financing agreements.........................        (2,477,014)
                          Legal fees and costs  paid by IFFC in years prior
                             to 1997 and charged against operations.......           501,399
                                                                                ------------
                          IFFC gain on settlement.........................        $1,327,070
                                                                                ============

         At June 30, 1997, the payable to Litigation Funding was comprised as follows:

                          Portion of net settlement proceeds due to               $2,477,014
                             Litigation Funding...........................
                          Reimbursement of legal fees and costs paid                 750,001
                             by Litigation funding........................       -----------

                          Original principal balance payable to                    3,227,015
                             Litigation Funding...........................
                          Principal payment...............................        (1,028,521)
                                                                                 -----------
                          Balance due at June 30, 1997....................        $2,198,494
                                                                                 ===========

10.   OTHER TRANSACTIONS

         In July 1997, the Company purchased 100% of KP and PKP, two Polish limited liability companies, for a nominal consideration and assumption of all liabilities, including the liabilities of KP to the Company under a $500,000 promissory note. KP owns the exclusive master franchise rights and a Domino's approved commissary. PKP owns the individual store franchises for Domino's Pizza stores in Poland.

         The acquisition was accounted for under the purchase method of accounting, and the net assets acquired are included in the Company's consolidated balance sheet based upon their estimated fair values at the date of acquisition. Results of operations of KP are included in the Company's consolidated statement of operations subsequent to the date of acquisition. The excess of the net assets acquired over the purchase price are accounted for as a reduction of furniture, equipment and leasehold improvements.

         The following unaudited pro forma summary presents the consolidated results of operations as if the acquisition had occurred at the beginning of the periods presented and does not purport to be indicative of what would have occurred had the acquisition actually been made as of such date or of results which may occur in the future.

                                                          Three Months Ended,            Six Months Ended,
                                                     -----------     -----------    ------------      ----------
                                                        6/30/98        6/30/97         6/30/98          6/30/97
                                                     -----------     -----------    ------------      ----------
Total Revenues..................................     $ 1,902,902     $ 1,719,006     $ 3,689,022      $3,392,476
Net income (loss)...............................     $(1,074,902)    $  (513,390)   $ (1,961,486)     $  105,690
Basic and diluted net income (loss) per share...           $(.03)           $(.04)         $(.05)           $.01

11.   LITIGATION:

Polish Fiscal Authority Disputes

         As of July 1995, IFFP likely became subject to penalties for failure to comply with a recently amended tax law requiring the use of cash registers with certain calculating and recording capabilities and which are approved for use by the Polish Fiscal Authorities. IFFP is now in compliance with the tax law using a parallel cash register

              INTERNATIONAL FAST FOOD CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (unaudited)

system but was unable to modify and/or replace its Cash Register System before July 1995. As a penalty for noncompliance, Polish tax authorities may disallow certain value added tax deductions for July and August 1995. Additionally, penalties and interest may be imposed on these disallowed deductions. IFFP believes that its potential exposure is approximately $400,000, which amount was accounted for in its 1997 financial statements. IFFP has requested a final determination by the Polish Minister of Finance. The Company is unable to predict the timing and nature of the Minister's ruling. Although IFFP's NCR Cash Register System (the "Cash Register System") was a modern system, the Cash Register System could not be modified. IFFP has replaced the system with a new Siemen's system which complies with Polish regulations.

Other Litigation

         The Company is not a party to any litigation or governmental proceedings that management believes would result in any judgements or penalties that would have a material adverse effect on the Company.

12.     SUBSEQUENT EVENTS:

         On July 1, 1998, IFFP entered into a new twenty year lease with Statoil Polska, Sp. zo.o. ("Statoil") for purposes of constructing a Burger King restaurant in Pabianice, Poland. The site will be built adjacent to a Statoil gas station. Under the terms of the lease agreement, IFFP's annual rental payments for the lease is $36,000 ("minimum rent") or 4.0% of its net sales, whichever is greater. The minimum rent payment is adjusted quarterly to Polish inflation index. The lease contains a 10 year option, exercisable by IFFP at its sole and absolute discretion, to renew under the same terms and conditions as the underlying lease. The Company expects to open this Burger King restaurant in the fourth quarter of 1998.

         On July 10, 1998, IFFP opened its ninth Burger King restaurant in Mikolow. Poland. The restaurant is attached to a Conoco-Jet petrol station. The restaurant cost approximately $840,000 which costs include road improvements, leasehold improvements, equipment, furniture and decor, franchise fees and pre-opening costs. The restaurant has 60 interior seats and an outdoor playground with 20 additional seats. Annual lease payments for the restaurant are 2.25% of net sales with no minimum lease payments required. The lease was executed in November 1997 between IFFP and Dupont-Conoco for a twenty year term. The lease contains two (2) ten (10) year renewal options.

         On July 20, 1998, PKP opened its tenth Domino's store in Warsaw at a cost of approximately $132,000 which costs include leasehold improvements, equipment, furniture and fixtures, franchise fees and other pre-opening costs. The store consists of approximately 94 square meters. Annual lease payments, excluding electricity, are approximately 15,000 zlotys (approximately $4,300 at June 30, 1998 exchange rates). The lease was executed in April 1998 between PKP and the Municipality of Ursynow. The lease is for an unlimited term.

         On July 21, 1998, IFFP entered into two (2) twenty year lease agreements with Statoil Polska, Sp. zo.o. ("Statoil") for purposes of constructing a Burger King restaurant in Olsztyn and Raciborz, Poland. The sites will be built adjacent to Statoil gas stations. Under the terms of the lease agreements, the Company's annual rental payments for each lease is $36,000 ("minimum rent") or 4.0% of its net sales, whichever is greater. The minimum rent payment is adjusted quarterly to the Polish inflation index. Both leases contain a ten (10) year option, exercisable by IFFP at its sole and absolute discretion, to renew under the same terms and conditions as the underlying leases. The Company expects to open these Burger King restaurants in the fourth quarter of 1998.

------------------------------------------------------------                  ------------------------------------------------------



                                                                                    International Fast Food
                                                                                          Corporation
     No  dealer,   salesperson  or  other  person  has  been
authorized   to  give  any   information   or  to  make  any
representations  not contained in this  Prospectus,  and, if                                 [LOGO]
given or made, such information or  representation  must not
be relied upon as having been  authorized  by the Company or                          48,957,143 SHARES OF
the  Underwriter.  This  Prospectus  does not  constitute an                              COMMON STOCK
offer to sell,  or a  solicitation  of an offer to buy,  any
security   other  than  the   securities   offered  by  this
Prospectus,  or an  offer  to sell or a  solicitation  of an offer to buy any  securities  by anyone in any  jurisdiction in which such offer or  solicitation is not authorized or is unlawful.  The delivery of this Prospectus  shall not, under
any   circumstances,   create  any   implication   that  the
information  contained  herein  is  correct  as of any  time subsequent to the date hereof

                   ---------------------                                            -----------------------

                     TABLE OF CONTENTS                                                     PROSPECTUS
                                               Page                                 -----------------------
                                               ----

Prospectus Summary...............................3
Risk Factors....................................11
Management's Discussion and Analysis or Plan of
  Operation.....................................19
Business........................................29
Management......................................47
Principal Shareholders..........................52
Selling Shareholders............................53
Certain Transactions............................54
Description of Securities.......................55
Market for Common Equity and Related Stockholder
  Matters.......................................62                                        September  , 1998
Shares Eligible for Future Sale.................63
Use of Proceeds.................................63
Plan of Distribution............................63
Change in Accountants...........................64
Legal Matters...................................64
Experts.........................................64
Available Information...........................65
Index to Consolidated Financial Statements.....F-1


------------------------------------------------------------                  ------------------------------------------------------

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24.          INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The Company has authority under Section 607.0850 of the Florida Business Corporation Act to indemnify its directors and officers to the extent provided for in such statute. The Company's Amended and Restated Articles of Incorporation provide that the Company shall indemnify its officers and directors to the fullest extent not prohibited by law, including indemnification against liability under the Securities Act. The Company has also entered into indemnification agreements with certain directors and executive officers wherein it has agreed to indemnify them to the fullest extent permitted by law.

         The provisions of the Florida Business Corporation Act that authorize indemnification do not eliminate the duty of care of a director, and in appropriate circumstances equitable remedies such as injunctive or other forms of nonmonetary relief will remain available under Florida law. In addition, each director will continue to be subject to liability for (a) violations of criminal laws, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful, (b) deriving an improper personal benefit from a transaction, (c) voting for or assenting to an unlawful distribution and (d) willful misconduct or conscious disregard for the best interests of the Company in a proceeding by or in the right of the Company to procure a judgment in its favor or in a proceeding by or in the right of a shareholder. The statute does not affect a director's responsibilities under any other law, such as the federal securities laws.

         The effect of the foregoing is to require the Company to indemnify the officers and directors of the Company for any claim arising against such persons in their official capacities if such person acted in good faith and in a manner that he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

ITEM 25.          OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.


         The estimated expenses in connection with the issuance and distribution of the securities being registered will be borne by the Company, other than underwriting commissions and discounts, and are as follows:

       Securities and Exchange Commission registration fee...........   $ 11,511
       Legal fees and expenses.......................................   $ 20,000
       Accounting fees and expenses..................................   $ 20,000
       Miscellaneous.................................................   $  5,000
                                                                       ---------
       Total.........................................................   $ 56,511

ITEM 26.          RECENT SALES OF UNREGISTERED SECURITIES

         In June 1996, the disinterested Directors of IFFC authorized the issuance of 2.2 million shares of IFFC's Common Stock for a total purchase price of $110,000 to Mitchell Rubinson and his wife. IFFC used the proceeds from the sale of such shares for payment of interest on the Debentures.

         In September 1996, IFFC had additional working capital needs and had incurred additional expenses in connection with the BKC litigation. In order to obtain funds to cover such expenses, the disinterested Directors of IFFC authorized the sale of 2.5 million shares of Common Stock at $.10 per share. Marilyn Rubinson, Jaime Rubinson and Kim Rubinson, the mother and daughters of Mitchell Rubinson, purchased 250,000 shares each or a total of 750,000 shares of the offering. In November 1996, IFFC had additional working capital needs and the disinterested Directors of IFFC authorized the sale of 500,000 shares of Common Stock at $.10 per share. Jaime Rubinson purchased 250,000 shares and Kim Rubinson purchased 250,000 shares.

         In December 1996, IFFC had outstanding an interest payment of approximately $125,000 in connection with the Debentures and additional working capital needs. After considering various alternatives, the disinterested Directors of IFFC authorized the sale of 1.5 million shares of Common Stock of IFFC to Marilyn Rubinson at $.10 per share.

         In January 1997, the disinterested Directors of IFFC authorized the sale of $100,000, $300,000, $50,000 and $50,000 aggregate principal amount of convertible promissory notes to Mitchell Rubinson and his wife Edda, Marilyn Rubinson, his mother, Jaime Rubinson and Kim Rubinson, his daughters, respectively. The notes bore interest at 8% per annum and were to mature on January 13, 1999. The notes were convertible into shares of IFFC's Common Stock at $.10 per share. The proceeds from the sale of the notes were used to fund the cost and expenses in connection with the Company's litigation against BKC and general working capital. In June 1997, the $500,000 aggregate principal amount of the convertible promissory notes was converted into 5 million shares of Common Stock.

         On July 14, 1997, Funding was merged with and into a subsidiary of the Company and 25,909,211 shares of IFFC's Common Stock were issued to Mitchell and Edda Rubinson, the shareholders of Funding.

         In November 1997, the Company raised approximately $17.7 million and completed a private placement of the Convertible Notes issued pursuant to the terms of the 11% Indenture. The Convertible Notes are general, unsecured obligations of the Company and will mature on October 31, 2007. BT Alex. Brown acted as placement agent for the offering of Convertible Notes and received a fee equal to 6% of the gross proceeds and 500,000 shares of Common Stock.

         The issuance of the Company's securities set forth above were made in reliance upon the exemption from the registration provisions of the Securities Act of 1933, as amended, afforded by Section 4(2) thereof and/or Regulation D promulgated thereunder, as transactions by an issuer not involving a public offering.

ITEM 27.          EXHIBITS.

      Exhibit   Description
      -------   -----------

      3.1       IFFC's Articles of Incorporation (1), as amended (7,20)
      3.2       IFFC's Bylaws (1)
      4.1 Warrant Agreement, dated May 21, 1992, between IFFC and Whale Securities Co., L.P. ("Whale") (1)
      4.2 Form of Indenture relating to 9% Convertible Subordinated Debentures Due 2007 (including form of Debenture) (2)(4.3)(3)
      4.3 Form of Warrant Agreement, dated December 28, 1992, between IFFC and Whale (4.4)(2)
      4.4 Warrant Agreement, dated January 14, 1994, between IFFC and Continental Stock Transfer & Trust Company, including form of Warrants (6)
      4.5       6% Series A Convertible Preferred Stock Certificates (7)
      4.6       Indenture dated November 5, 1997 (10.02) (16)
      5.1       Opinion of Greenberg Traurig, P.A.(19)
      10.1      IFFC's 1992 Stock Option Plan (10.4)(1)
      10.2      IFFC's 1992 Directors Stock Option Plan (10.5)(1)
      10.3 Product Distribution Agreement, dated September 21, 1994, between IFFC and Logistic and Distribution Systems Sp.zo.o (10.2) (8)

      Exhibit   Description
      -------   -----------


      10.4 Form of Indemnification Agreement between IFFC and each of IFFC's Directors and Executive Officers (10.09)(1)
      10.5 Agreement to Assign Litigation Proceeds, dated as of January 25, 1996, among IFFC, IFFP and Funding, with exhibits including the Escrow Indemnity Agreement among IFFC, IFFP, Funding and Escrow Agent (10.1) (10)
      10.6 Amendment to Agreement to Assign Litigation Proceeds, dated as of July 3, 1996, among IFFC, IFFP and Litigation Funding, Inc.(10.1) (11)
      10.7 Second Amendment to Agreement to Assign Litigation Proceeds dated March 13, 1997 between International Fast Food Corporation, International Fast Food Polska Sp.zo.o and Litigation Funding, Inc.(10.2) (14)
      10.8      Agreement to Assign Litigation Proceeds, dated as of
                September 11, 1996, among IFFC and IFFP (10.61) (13)
      10.9      Agreement dated May 9, 1997, between Litigation Funding,
                Inc., International Fast Food Corporation and International Fast Food Polska Sp.zo.o. (10.2) (14)
      10.10     Promissory Note dated March 11, 1997 by International Fast
                Food Corporation to Litigation Funding, Inc.(10.1)(14)
      10.11 Litigation Fee Agreement, dated April 7, 1996, among Joel Hirschhorn, P.A., IFFC and IFFP (10.18)(9)
      10.12 Employment Agreement, dated as of January 28, 1992, between IFFC and Mitchell Rubinson, as amended (19.1)(4)
      10.13     Amendment No. 2 to Employment Agreement, dated March 31,
                1995, between IFFC and Mitchell Rubinson (10.48) (7)
      10.14     Amendment No. 3 to Employment Agreement, dated November 7,
                1996 between Mitchell Rubinson and IFFC (10.57)(13)
      10.15     Employment Agreement, dated as of July 1, 1997, between
                IFFC and James F. Martin (10.71)(17)
      10.16     Employment Agreement, dated as of July 1, 1997, between
                IFFC and Leon Blumenthal (10.72)(17)
      10.17     Employment Agreement, dated as of March 1, 1998, between
                IFFC and Ian Scattergood (10.73)(17)
      10.18     Employment Agreement dated as of June 15, 1998 between
                IFFC and Michael T. Welch (10.74)(18)
      10.19 Key Man Life Insurance Policy, dated August 7, 1993, insuring life of Mitchell Rubinson with IFFC as beneficiary (10.1)(5)
      10.20     Stock Option Agreement, dated as of May 21, 1992, between
                IFFC and Mitchell Rubinson (10.39)(6)
      10.21 Stock Option Agreement, dated as of February 1, 1993, between IFFC and Mitchell Rubinson (10.41)(6)
      10.22 Hamburger Bun Supply Agreement, dated February 1994, between IFFC and Danish Food Products, Poland (10.55) (7)
      10.23 Restaurant Development Agreement dated March 14, 1997 between IFFC and BKC (10.58)(12)
      10.24 Franchise Agreement dated March 14, 1997 between IFFC and BKC (10.59)(12)
      10.25     Securities Purchase Agreement dated November 5,1997 (10.02)(16)
      10.26     Voting and Disposition Agreement dated November 5, 1997
                (10.04)(16)
      10.27 Credit Facility, dated February 16, 1996, between IFFP and AmerBank (10.18)(9)
      14.1 Trademark Protection Certificate No. 74441; Trademark [logo] Burger King; Owner: BKC (7)
      14.2 Trademark Protection Certificate No. 74442; Trademark [word] Whopper; Owner: BKC (7)

      Exhibit   Description
      -------   -----------

      14.3 Trademark Protection Certificate No. 74443; Trademark [words] Burger King; Owner: BKC (7)
      21.1      Subsidiaries of IFFC (17)
      23.1 Consent of Greenberg Traurig, P.A. (incorporated by reference to Exhibit 5.1)*
      23.2      Consent of Arthur Andersen LLP (19)
      23.3      Consent of Moore Stephens Lovelace, P.A. (19)


(1)    Incorporated  by reference to the exhibit of the same number  filed with IFFC's  Registration  Statement on
       Form S-1 (File No. 33-55284)
(2)    Incorporated by reference to the exhibit number indicated filed with
       IFFC's Registration Statement on Form S-1 (File No. 33-55284)
(3)    Incorporated  by reference to the exhibit of the same number filed with the  Company's  Form 10-KSB for the fiscal year ended December 31, 1992.
(4)    Incorporated  by reference to the exhibit number  indicated filed with IFFC's Form 10-QSB for the quarterly period ended June 30, 1993.
(5)    Incorporated  by  reference  to the exhibit of the same  number  filed with IFFC's Form 10-KSB for the year ended December 31, 1993.
(6)    Incorporated by reference to the exhibit number indicated filed with
       IFFC's Form 10-QSB for the quarterly period ended March 31, 1994.
(7)    Incorporated by reference to the exhibit number indicated filed with
       IFFC's Form 10-QSB for the quarter ended March 31, 1995. (File No.
       33-46784)
(8)    Incorporated  by reference to the exhibit of the same number  filed with IFFC's  Registration  Statement on
       Form S-1. (File No. 33-55284)
(9)    Incorporated  by  reference  the exhibit  number  indicated  filed with IFFC's Form 10-K for the year ended
       December 31, 1995.
(10)   Incorporated  by reference to the exhibit  number  indicated  filed with IFFC's Form 8-K dated  January 30,
       1996.
(11)   Incorporated by reference to the exhibit number indicated filed with IFFC's Form 8-K dated July 3, 1996.
(12)   Incorporated by reference to the exhibit number indicated filed with IFFC's Form 8-K dated March 14, 1997.
(13)   Incorporated  by  reference  to the  exhibit  number  indicated  filed with IFFC's Form 10-KSB for the year ended December 31, 1996.
(14)   Incorporated by reference to the exhibit number indicated filed with
       IFFC's Form 10-QSB for the quarter ended March 31, 1997.
(15)   Incorporated  by reference to the exhibit  number  indicated  filed with IFFC's Form 10-QSB for the quarter ended June 30, 1997.
(16)   Incorporated by reference to the exhibit number indicated filed with
       IFFC's Form 10-QSB for the quarter ended September 30, 1997.
(17)   Incorporated  by  reference  to the  exhibit  number  indicated  filed with IFFC's Form 10-KSB for the year ended December 31, 1997.
(18)   Incorporated  by reference to the exhibit  number  indicated  filed with IFFC's Form 10-QSB for the quarter ended June 30, 1998.
(19)   Filed herewith.

ITEM 28.          UNDERTAKINGS.

         The undersigned registrant hereby undertakes to:

         (1) file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

                  (i) include any prospectus required by Section 10(a) (3) of the Securities Act.

                  (ii) reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information set forth in the Registration Statement;

                 (iii) include any additional or changed material information on the plan of distribution;

         (2) for determining liability under the Securities Act, treat each such post-effective amendment as a new registration of the securities offered, and the offering of such securities at that time to be initial bona fide offering; and

         (3) file a post-effective amendment to remove from registration any of the securities that remain unsold at the termination of the offering.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


         In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, in the city of Miami, State of Florida on September 4, 1998.

                       INTERNATIONAL FAST FOOD CORPORATION


                                 By:  /s/ Mitchell Rubinson
                                      ----------------------------
                                      Mitchell Rubinson,
                                      Chairman of the Board and
                                      Chief Executive Officer



         In accordance with the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates stated.

               Signatures                                         Title(s)                                    Date
               ----------                                         -------                                     ----


/s/ Mitchell Rubinson                             Chairman of the Board and Chief                       September 4, 1998
----------------------------------------          Executive Officer
Mitchell Rubinson


/s/ Michael T. Welch*                             President, Chief Operating Officer and                September 4, 1998
----------------------------------------          Director
Michael T. Welch




/s/ James F. Martin*                              Chief Financial Officer, Treasurer and                September 4, 1998
----------------------------------------          Director
James F. Martin




/s/ Mark Rabinowitz*                              Director                                              September 4, 1998
----------------------------------------
Mark Rabinowitz



/s/ Larry H. Schatz*                              Director                                              September 4, 1998
----------------------------------------
Larry H. Schatz



*By: /s/ Mitchell Rubinson
     ---------------------
     Mitchell Rubinson, Attorney-in-fact
